03000112

This Form CB contains 183 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JAN 2 9 2003
1086

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

SQUARE CO., LTD.
(Name of Subject Company)

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
JAN 3 1 2003
THOMSON
FINANCIAL

ENIX CORPORATION
4-31-8, Yoyogi, Shibuya-ku
Tokyo, Japan
011-81-3-5352-6411
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yosuke Matsuda
Chief Financial Officer
SQUARE CO., LTD.
1-8-1, Shimomeguro, Meguro-ku,
Tokyo, Japan
011-81-3-5496-7111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 29, 2003
(Date Tender Offer/Rights Offering Commenced)

Exhibit Index Begins On Page 6

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	English translation of the Notice of General Meeting of Shareholders, dated January 29, 2003, disseminated to the shareholders of SQUARE, CO., LTD.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Notice of General Meeting of Shareholders distributed to the U.S. shareholders of SQUARE CO., LTD.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	English translations of the Press Releases, dated November 26, 2002, January 10, 2003 and January 14, 2003, relating to the proposed merger.
2	English translation of the Interim Report submitted to the Kanto Local Finance Bureau by ENIX CORPORATION, dated November 26, 2002.
3	English translation of the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE CO., LTD., dated November 26, 2002.
4	English translations of the Amendments to the Interim Report submitted to the Kanto Local Finance Bureau by ENIX CORPORATION, dated January 14, 2003 and January 21, 2003.
5	English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE CO., LTD., dated January 14, 2003.
6	English translations of the Timely Disclosure Documents, dated November 26, 2002, January 10, 2003 and January 14, 2003, filed with the Tokyo Stock Exchange.
7	English translation of the Merger Agreement, dated November 26, 2002, between ENIX CORPORATION and SQUARE CO., LTD.
8	English translation of the Amendment Agreement, dated January 14, 2003, between ENIX CORPORATION and SQUARE CO., LTD.
9	English translations of the Share Allocation Explanations, Balance Sheets, and Profit and Loss Statements made available in Japan at the head offices of ENIX CORPORATION and SQUARE CO., LTD. and on the website of the Tokyo Stock Exchange.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), ENIX CORPORATION is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. ENIX CORPORATION will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENIX CORPORATION

By: [signature]
Name: Keiji Honda
Title: Representative Director & President
Date: Jan. 27th 2003

EXHIBIT INDEX

Attachment A

[English translation of the Notice of General Meeting of Shareholders, dated January 29, 2003, disseminated to the shareholders of SQUARE, CO., LTD.]

Legend required by Rule 802(b) under the U.S. Securities Act of 1933

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

[This is an English translation from Japanese of a notice circulated by SQUARE CO., LTD. to its shareholders to comply with requirements of the U.S. Securities Act of 1933. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

January 29, 2003

To the Shareholders

8-1, Shimomeguro 1-Chome,
Meguro-ku, Tokyo
SQUARE CO., LTD.
Yoichi Wada
Representative Director and President

Notice of Convocation of An Extraordinary General Shareholders' Meeting

An extraordinary general shareholders' meeting is to be held as indicated below. You are hereby requested to attend such an extraordinary general shareholders' meeting.

If you cannot attend the extraordinary general shareholders' meeting, you may still exercise your voting rights as a shareholder by completing the attached voting ballot. In such case, you are requested to return the enclosed voting ballot to us after reviewing the attached reference documents. You are kindly requested to mark the voting ballot clearly as to whether you agree or disagree with the proposals to be made at the extraordinary general shareholders' meeting. Please ensure that your seal is affixed to your ballot.

Particulars of the Meeting

1. **Day and Time:**

   February 13 (Thursday), 2003, beginning at 10:00 a.m.

2. **Place:**

   Providence Hall, 2nd floor of the Tokyo Prince Hotel,

   3-1, Shibakoen 3-chome, Minato-ku, Tokyo

   (Please refer to the map of the venue attached at the end of this convocation notice)

3. **Purpose of the Meeting:**

   To vote on:

   Agenda Item I:

   Approval of the Merger Agreement and the Amendment Agreement between SQUARE CO., LTD. ("SQUARE") and ENIX CORPORATION ("ENIX").

The substance of the proposal is shown in the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp. 2 - 43 in the original Japanese text) attached below.

Agenda Item II:

Presentation of Retirement Allowance to resigning directors and statutory auditors.

Agenda Item III:

Partial revision of the resolution of Agenda Item V of the annual general shareholders' meeting held in the 2000 fiscal year, Agenda Item V of the annual general shareholders' meeting held in the 2001 fiscal year and Agenda Item VI of the annual general shareholders' meeting held in the 2002 fiscal year.

The substance of the proposal is shown in the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp. 45 - 54 in the original Japanese draft) attached below.

End of Document.

Note:

Please provide the attached voting ballot with the reception desk of the venue when you attend the extraordinary general shareholders' Meeting.

Reference Matters Relating to the Exercise of Shareholders' Voting Rights

1. Number of voting rights held by the shareholders:

599,990 rights.

2. Proposals and related matters:

Agenda Item I: Approval of the Merger Agreement and the Amendment Agreement between SQUARE and ENIX.

1. Grounds for Merger

In the coming era of great transformation and reform of the entertainment industry, with rapid innovations and diffusion of computer technology and within the telecommunications environment, business opportunities, areas of business development and markets will continue to increasingly grow and diversify. Here, the most important challenge for corporate entities is how to sustain their growth. The merger at this time of SQUARE and ENIX reflects their resolution to meet this challenge.

"SQUARE ENIX CO., LTD." aims to become a producer of digital contents of the highest quality in the world.

Creating computer games requires creativity, technology, and other capabilities of all kinds regarding digital contents. By combining the two companies, that have created "Dragon Quest" and "Final Fantasy", the world's most famous video game series, not only will our financial base be significantly strengthened, but also the established reputation and development of our creators and contents will be maximized, enabling the merged company and its products to continue to attract customers, users, and the like.

We hereby request you, the shareholders of SQUARE, for the approval of the purpose of the merger and to approve the Merger Agreement and the Amendment Agreement.

//

2. The Substance of the Merger Agreement and the Modification Agreement (pp. 3 to 15 (in the Japanese original text))

(1) Merger Agreement (copy)

Merger Agreement (copy)

This Merger Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE").

Article 1 (Manner of the Merger)

ENIX and SQUARE shall be merged together (the "Merger"). As a matter of legal procedure, ENIX shall survive and SQUARE shall be dissolved.

Article 2 (Amendment to the Articles of Incorporation upon the Merger)

1. Upon the Merger, ENIX shall amend its articles of incorporation as follows (modified parts are underlined); provided, however, that such amendment shall become effective at the time of ending of the Approval Meetings as defined in Article 5 hereof:

Current Articles of Incorporation	Intended Amendment
(Reference Date) Article 10 (Omitted) (2) If necessary, the Company may fix a reference date by way of advance public notice pursuant to a resolution of the board of directors.	(Reference Date) Article 10 (As set forth in the current articles of incorporation.) <u>(2)</u> <u>Notwithstanding the provisions of the preceding paragraph, the board of directors shall determine, by way of advance public notice, that the shareholders entered or recorded in the shareholder list as of any date that is different from said date shall be entitled to exercise their rights at the annual general shareholders' meeting with respect to the relevant accounting period.</u> <u>(3)</u> If necessary <u>in holding an extraordinary general shareholders' meeting</u>, the Company may fix a reference date by way of an advance public notice pursuant to a resolution of the board of directors.

2. Upon the Merger, ENIX shall amend its articles of incorporation as follows (amended parts are underlined) subject to the condition that the amendment of the articles of incorporation as set forth in the preceding paragraph

becomes effective; provided, however, that the amendment under this paragraph shall become effective on the closing date of the Merger:

Current Articles of Incorporation	Intended Amendment
(Trade name) Article 1 The Company shall be called Kabushiki Kaisha ENIX. In English, the Company shall be indicated as ENIX CORPORATION.	(Trade name) Article 1 The Company shall be called Kabushiki Kaisha SQUARE ENIX. In English, the Company shall be indicated as SQUARE ENIX CO., LTD.
(Purpose) Article 2 The purpose of the Company shall be to engage in the following business categories:	(Purpose) Article 2 The purpose of the Company shall be to engage in the following business categories:
1. planning, development, manufacture, sale, leasing, export and import of computers, computer-related appliances and supplies, communication appliances and computer software;	1. planning, development, manufacture, production, sale, operation, maintenance, leasing, export and import of computers, and computer-related appliances and supplies, communication appliances and computer software, etc.;
2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, clothes, and household electrical appliances;	2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, household products, clothes, and household electrical appliances;
3. manufacture, sale, maintenance, repair and leasing of household products;	(Deleted)
4. printing and publishing;	3. printing and publishing, and planning, production and sale of various types of publications;
5. programmer dispatching;	4. programmer dispatching;
6. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;	5. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;
7. planning and production of various types of entertainment;	6. planning, production and execution of various types of entertainment and events;
8. training of design technicians of computer system programs;	(Deleted)
9. operation of game halls;	7. operation of game halls;

10. production, sale, export and import of processed food products, and Japanese and western confectionery products;	(Deleted)
11. training and instruction in computer-related services, and operation of computer classes;	(Deleted)
12. development, sale, operation and maintenance of software using communication networks, such as the Internet and telephone lines;	8. planning, manufacture, development, sale, operation, maintenance, rental, export and import of software using communication networks, such as the Internet and telephone lines;
13. development, sale, operation and maintenance of content using communication networks, such as the Internet and telephone lines;	9. planning, manufacture, development, sale, operation, maintenance, rental, export and import of content using communication networks, such as the Internet and telephone lines;
14. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;	10. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;
15. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;	11. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;
16. mail-order sale using communication networks, such as the Internet and telephone lines;	12. mail-order sale using communication networks, such as the Internet and telephone lines;
17. distribution and sale of data using communication networks, such as the Internet and telephone lines;	13. distribution and sale of data using communication networks, such as the Internet and telephone lines;
18. systems development consultation using communication networks, such as the Internet and telephone lines;	(Deleted)
(New)	14. advertising using communication networks, such as the Internet and telephone lines;
(New)	15. planning, production and sale of music recordings, visual products, etc.;
(New)	16. acquisition and administration of copyrights, rights to master recordings, trademark rights,

	design rights and patents;
(New)	17. broadcasting;
(New)	18. supply of various types of information using information communication networks;
(New)	19. advertising agency;
(New)	20. management of show-business talent;
(New)	21. business operation of eating and drinking facilities; and
19. any and all business categories incidental to any of the foregoing items.	22. any and all business categories incidental to any of the foregoing items.
(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 100,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.	(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 300,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.
(Convocation) Article 11 (Omitted)	(Convocation) Article 11 (As set forth in the current articles of incorporation.) (2) Each general shareholders' meeting shall be convened at the location of the head office or within the ward area of Tokyo.
(New)	(Exemption of an Outside Director from Liability) Article 25-2. Pursuant to the provisions of Article 266, paragraph 19 of the Commercial Code, the Company and each outside director may enter into an agreement limiting his/her liability for damages due to his/her act as set forth in paragraph 1, item 5 of the same article. However, the maximum limit of a director's liability under such agreement shall be a pre-determined amount that is equal to or more than 10,000,000 yen or the amount specified by law, whichever is higher.

(New)	(Exemption of a Statutory Auditor from Liability) Article 34-2. Pursuant to the provisions of Article 280, paragraph 1 of the Commercial Code, the Company may exempt a statutory auditor (including a former statutory auditor) from his/her liability by way of a resolution of the board of directors, within the limitation provided by law.

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 48,759,420 common shares upon the Merger.
2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.81 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.
3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.81 ENIX common share.

Article 4 (Stated Capital and Reserves to be Increased)

1. The amounts of the stated capital, capital reserve, earned surplus reserve, voluntary reserves and other retained profits that are to be increased by ENIX upon the Merger shall be as follows:
   (1) Stated capital:
   0 yen.
   (2) Capital reserve:
   the amount of the surplus from the Merger minus the amounts defined in items (3) and (4) of this paragraph.
   (3) Earned surplus reserve:
   the amount of SQUARE's earned surplus reserve as of the closing date of the Merger.
   (4) Amount of voluntary reserves and other retained earnings:
   the total of SQUARE's voluntary reserves and other retained earnings as of the closing date of the Merger. However, items and their

respective amounts to be reserved shall be determined through mutual consultation between ENIX and SQUARE.

2. If the amount of the surplus from the Merger is not less than the amount in item (4) of the preceding paragraph and is less than the total of the amounts in items (3) and (4) of the preceding paragraph, then the amount in item (3) of the preceding paragraph shall be the amount of the surplus from the Merger minus the amount in item (4) of the preceding paragraph.

3. If the amount of the surplus from the Merger is less than the amount in item (4) of paragraph 1 of this Article, then the amount in item (3) of paragraph 1 of this Article shall be 0 yen, and the amount in item (4) of paragraph 1 of this Article shall be the amount of the surplus from the Merger.

4. The amounts in items (2) through (4) of paragraph 1 of this Article may be amended through mutual consultation between ENIX and SQUARE in light of SQUARE's asset conditions on the day immediately preceding the closing date of the Merger.

Article 5 (Approval Meetings)

ENIX and SQUARE shall convene their respective general shareholders' meetings (each an "Approval Meeting") on February 13, 2003, at which a resolution approving this Agreement and resolutions concerning the other matters necessary for the Merger are to be sought. However, such date may be amended, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 6 (Closing Date of the Merger)

The closing date of the Merger shall be April 1, 2003. However, the closing date may be changed, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 7 (Succession to Company Assets)

SQUARE shall cause ENIX to succeed to all of SQUARE's assets, liabilities, rights and obligations, on the basis of its balance sheet and all other relevant accounts as of September 30, 2002, after any and all additions and subtractions occurring during the period up to the closing date of the Merger.

Article 8 (Preemptive Rights and Share Purchase Warrants Held by Directors and Employees of SQUARE)

As of the closing date of the Merger, ENIX shall succeed to all of the rights and obligations with respect to the agreements granting preemptive rights and the share purchase warrants, between SQUARE and its directors and employees and the share purchase warrants granted to SQUARE's directors and employees. The number of shares and issue price for each preemptive right and share purchase warrant shall be amended to such number and price as adjusted in accordance with the rate set forth in Article 3 hereof. The other terms and conditions of a preemptive right or share purchase warrant shall be as prescribed by the relevant agreement granting preemptive rights or agreement granting share purchase warrants, or the contents of the relevant share purchase warrant.

Article 9 (Cash Payment upon the Merger)

ENIX shall pay to each shareholder and registered pledgee entered in SQUARE's final shareholder list as of the date immediately preceding the closing date of the Merger a cash payment upon the Merger at the rate of 30 yen for each share of SQUARE in lieu of SQUARE's profit dividends for the period from April 1, 2002 to March 31, 2003, without delay after the ENIX annual general shareholders' meeting to be held in June 2003. However, the rate of such cash payment upon the Merger may be amended through mutual consultation between ENIX and SQUARE in light of the conditions of SQUARE's assets and liabilities as of the date immediately preceding the closing date of the Merger or any changes in economic conditions.

Article 10 (Administration, etc., of Company Assets)

1. During the period from the execution of this Agreement to the closing date of the Merger, ENIX and SQUARE shall manage their respective business and administer and operate their respective assets, with the diligence of a good custodian, and any act that might materially affect their respective assets, rights or obligations shall be subject to mutual consultation and prior agreement between ENIX and SQUARE.
2. Notwithstanding the preceding paragraph, SQUARE may issue share purchase warrants, prior to the closing date of the Merger, to the extent previously approved at its annual general shareholders' meeting.

Article 11 (Amount of Interim Dividends)

1. ENIX may distribute cash, as interim dividends, to the shareholders and registered pledgees entered or recorded in the latest shareholder list as of September 30, 2002, to the extent of 10 yen per share and a total of 587,783,250 yen.
2. SQUARE shall not distribute any cash as interim dividends.

Article 12 (Treatment of Employees)

ENIX shall employ, as its employees, all of the employees of SQUARE existing as of the closing date of the Merger; provided that, the years of service of each employee shall be counted as a total of the years at SQUARE and the years at ENIX. The other respects in the treatment of the employees shall be separately determined through mutual consultation between ENIX and SQUARE.

Article 13 (Names of the Officers to Take Office upon the Merger)

The following persons shall become a director or statutory auditor of ENIX upon the Merger; provided that the date of their assumption of such office shall be the date of the Merger:

(1) Directors:

Yoichi Wada, Hisashi Suzuki, Makoto Naruke

(2) Statutory auditors:

Hiroshi Nakamura, Toshio Maekawa, Tamotsu Iba, Norikazu Yahagi

Article 14 (Retirement Allowance to Directors and Statutory Auditors)

A retirement allowance shall be paid to each director and statutory auditor of ENIX who is to resign on or before the closing date of the Merger and to each director and statutory auditor of SQUARE (including those becoming an ENIX director or statutory auditor pursuant to Article 13 hereof), through mutual consultation between ENIX and SQUARE, upon approval of their respective Approval Meetings as set forth in Article 5 hereof or their respective general shareholders' meetings separately held.

Article 15 (Amendment to the Merger Terms; Termination of the Merger Agreement)

The merger terms may be amended or this Agreement may be terminated or revised through mutual consultation between ENIX and SQUARE, if, due to a natural disaster or any other event: (a) a material change occurs in the conditions of ENIX's or SQUARE's assets or management, (b) an event occurs that might result in a material obstacle to the implementation of the Merger, (c) it otherwise becomes difficult to achieve the purpose of this Agreement, or (d) the purpose of this Agreement is altered.

Article 16 (Validity of this Agreement)

This Agreement shall lose effect in the event of the failure to obtain the approval of the Approval Meeting of ENIX or SQUARE as set forth in Article 5 hereof, or the approvals, etc., of the relevant authorities that are required by law for the performance of this Agreement.

Article 17 (Matters Not Stipulated in this Agreement)

Any and all matters required with respect to the Merger, other than those stipulated in this Agreement, shall be determined through mutual consultation in good faith between ENIX and SQUARE.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each keep one executed copy of this Agreement.

November 26, 2002

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada

Representative Director & President

(2) Amendment Agreement (copy)

Amendment Agreement (copy)

This Amendment Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") and relates to the agreement to the amendment of Article 3 of the Merger Agreement dated November 26, 2002 entered into by and between ENIX and SQUARE (the "Original Agreement").

Article 1 (Shares to be Issued upon the Merger and the Allotment thereof)

Article 3 of the Original Agreement shall be amended as follows:

"1. ENIX shall issue 51,167,293 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.85 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.85 ENIX common share."

Article 2 (Validity of the Provisions of the Original Agreement)

Except for Articles explicitly amended hereunder, each of the Articles of the Original Agreement shall be valid and effective as previously in force.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each retain one executed copy of this Agreement.

January 14, 2003

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima [seal]

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada [seal]

Representative Director & President

(3) Reference Matters Relating to the Merger Agreement

Names of the directors and statutory auditors to take office upon the merger (Article 13 of the Merger Agreement)

(a) The reference matters relating to the directors shall be as follows:

Name (Date of Birth)	Brief History and Status of Representation with the other Company	Type and Number of Shares Owned
Yoichi Wada (May 28, 1959)	Joined the NOMURA SECURITIES CO., LTD. in April 1984 Joined SQUARE in April 2000 Management Executive Officer of SQUARE in May 2000 Director of SQUARE in June 2000 Representative Director and C.O.O. of SQUARE in September 2001 Representative Director and President and C.E.O. of SQUARE (current position) in December 2001	500 shares of SQUARE and 0 shares of ENIX
Hisashi Suzuki (August 30, 1961)	Joined Denyusha K.K. in March 1986 Director of former SQUARE in September 1986 Director of SQUARE in December 1990 Director and President of SQUARE Soft, Inc., in October 1991 Representative Director and Vice President of SQUARE in April 1993 Representative Director and President of DigiCube Co., Ltd. in February 1996 Director of SQUARE in April 1997 Representative Director and Vice President of SQUARE in June 1999 Representative Director and Chairman and C.E.O. of DigiCube Co., Ltd. in June 1999 Representative Director and President of SQUARE in May 2000 Chairman of the Board of Directors and C.E.O. of DigiCube Co., Ltd. in June 2000 Director of DigiCube Co., Ltd. in April 2001 Chairman of the Board of Directors of SQUARE (current position) in December 2001 Chairman of the Board of Directors of DigiCube Co., Ltd. (current position) in November 2002	372,306 shares of SQUARE and 0 shares of ENIX

Makoto Naruke (September 4, 1955)	Joined ASCII Corporation in September 1981 Seconded to K.K. ASCII Microsoft in January 1982 Deputy Manager of the Software Development Head Office of K.K. ASCII Microsoft in May 1983 Joined Microsoft Corporation, Manager of OEM Sales Department in February 1986 Director and Manager of Marketing Department of Microsoft Corporation in September 1990 Representative Director and President of Microsoft Corporation in November 1991 Director and Special Advisor to Microsoft Corporation in May 2000 Representative Director and President of Inspire Corporation (current position) in May 2000 Director of SQUARE (current position) in June 2000	1,500 shares of SQUARE and 0 shares of ENIX

(b) The reference matters relating to the statutory auditors shall be as follows:

Name (Date of Birth)	Brief History and Status of Representation with the other Company	Type and Number of Shares Owned
Hiroshi Nakamura (January 30, 1933)	Joined Komatsu Ltd. in September 1961 Manager of General Affairs Department of Komatsu Ltd. in July 1983 Representative Director and President of Staff & Brain Corporation in March 1988 Manager of General Affairs Department of ENIX Corporation in September 1992 Standing statutory auditor of ENIX in June 1997 Statutory auditor of ENIX (current position) in June 2000	0 shares of SQUARE and 0 shares of ENIX
Toshio Maekawa (April 3, 1944)	Joined the Nippon Road Co., Ltd. in April 1967 Joined ENIX in April 1989 Standing statutory auditor of ENIX in June 1989 Director and Manager of the President's Office of ENIX in September 1989 Managing Director of ENIX in July 1992 Managing Director and Manager of Administration Headquarters of ENIX in April 1993 Managing Director and Manager of Administration Headquarters and Accounting Department of ENIX in June 1996 Director of ENIX (current position) in October 2000	0 shares of SQUARE and 9,427 shares of ENIX
Tamotsu Iba (December 24, 1935)	Joined Sony Corporation in April 1959 General Manager of Sony Overseas S.A. in April 1978	0 shares of SQUARE and 0 shares of ENIX

1935)	Manager, General Planning Office of Sony Shoji Kabushiki Kaisha in August 1980 Manager, Domestic Sales Headquarters Planning Office of Sony Corporation in February 1981 Representative Director and President of Sony Finance International, Inc., in November 1983 Representative Director and President of Sony Shoji Kabushiki Kaisha in November 1983 Manager of Materials Administration Headquarters of Sony Corporation in October 1986 Representative Director and President of Sony Trading International Corporation in October 1986 Director of Sony Corporation in January 1987 Representative Director and President of Sony Pulco Life Insurance Co., Ltd. (now Sony Life Insurance Co., Ltd.) in April 1988 Senior Managing Director of Sony Corporation in July 1992 Senior Managing Director and Manager of General Planning Group Headquarters of Sony Corporation in November 1992 Representative Director and Vice President of Sony Corporation in June 1994 Director of Sony Corporation of America in June 1994 Representative Director and Vice President and C.F.O. of Sony Corporation in July 1995 Representative Director and President of Sony Broadcast Media Co., Ltd. in April 1998 Chairman of the Board of Directors of Sony Computer Entertainment, Inc., in April 1999 Director of SKY Perfect Communications, Inc. (current position) in June 1999 Director of Sony Broadcast Media Co., Ltd. (current position) in April 2000 Director and Vice Chairman of Sony Bank, Inc., in June 2000 Chairman of the Board of Directors of Sony Bank, Inc. (current position) in April 2001 Director of Sony Computer Entertainment, Inc. in April 2001 Advisor to Sony Corporation (current position) in June 2001 Statutory auditor of JSAT Corporation (current position) in June 2002	shares of ENIX

	Chairman of the Board of Directors of Sony Computer Entertainment, Inc. (current position) in June 2002 Statutory auditor of SQUARE (current position) in June 2002	
Norikazu Yahagi (December 2, 1942)	Joined IBM Japan Ltd. in April 1966 A/FE-HQ RCS Manager (New York) in April 1974 Manager of Manufacturing/Service Industry Sales Promotion Headquarters of IBM Japan in 1986 AP-HQ Production Industry Director in March 1990 Manager of Sales Control Department II, Manufacturing Division of IBM Japan in April 1991 Manager of Business Development Control Department of IBM Japan in January 1994 Director of IBM Japan in January 1996 Standing statutory auditor of IBM Japan (current position) in March 1999 Part-time staturoy auditor of Nippon Office Systems Ltd. (current position) in March 2001 Part-time staturoy auditor of SI Solutions Co., Ltd. (current position) in June 2001 Part-time staturoy auditor of Exa Corporation (current position) in June 2001 Standing statutory auditor of SQUARE (current position) in June 2002 Executive director of Japan Corporate Auditors Association (current position) in October 2002	0 shares of SQUARE and 0 shares of ENIX

3. Explanation Relating to Merger Ratio under Article 408-2, paragraph 1, item (2) of the Commercial Code

Statement of Reasons for the Determination of the Merger Ratio (copy)

SQUARE CO., LTD. ("SQUARE") has determined the merger ratio for the merger of ENIX CORPORATION ("ENIX") and SQUARE to as of April 1, 2003 (the closing date of the merger) (the "Merger"), as follows:

(1) With respect to the Merger, SQUARE and ENIX requested NOMURA SECURITIES CO., LTD. ("Nomura Securities"), which is an independent third party organization, to provide a calculation of proposed merger ratios for the Merger as basic information to be referenced in the negotiations and consultations between SQUARE and ENIX.

(2) In accordance such request, with Nomura Securities analyzed the values of SQUARE and ENIX, respectively, by using (1) the method of taking average stock prices from the market, (2) the method of comparable peer company analysis, and (3) the DCF (discounted cash flow) method. Nomura Securities considered the results of such analyses as a whole and calculated proposed merger ratios. On November 22, 2002, Nomura Securities presented such results to SQUARE and ENIX.

(3) Following Nomura Securities' presentation of the proposed merger ratios, SQUARE and ENIX entered into negotiations and consultations to determine the merger ratio and held repeated discussions.

(4) As a result of such negotiations and consultations, SQUARE and ENIX entered into a merger agreement to the effect that the Merger would be implemented (the "Merger Agreement"), by a resolution at their respective board of directors' meetings on November 26, 2002. However, following the occurrence of an event set forth under Article 15 of the Merger Agreement, SQUARE and ENIX held mutual consultations pursuant to the provisions of the same article, and as a result, SQUARE and ENIX each adopted a resolution at their respective board of directors' meetings on January 14, 2003, to execute an amendment agreement under which the merger will be effected at the merger ratio of ENIX : SQUARE = 1 : 0.85. On the same day, the companies entered into the amendment agreement.

The merger ratio of ENIX : SQUARE = 1 : 0.85 is within the range of the proposed merger ratios made by Nomura Securities and SQUARE has obtained an opinion letter from Goldman Sachs (Japan) Ltd. to the effect that the merger ratio is fair from a financial standpoint, which was independently requested by SQUARE to provide a calculation of merger ratios. (Note)

(Note) The opinion of Goldman Sachs (Japan) Ltd. was expressed for the purpose of providing information to the board of directors of SQUARE and not to provide a recommendation to the shareholders of SQUARE on how to exercise the voting rights with respect to the Merger. In addition, the opinion of Goldman Sachs (Japan) Ltd. was issued, based on the assumption that the information disclosed to Goldman Sachs (Japan) Ltd was correct and complete.

End of document

4. Contents of Balance Sheets and Profit and Loss Statements of Parties that will merge into One Company under Article 408-2, Paragraph 1, from Item3 to Item6 of the Commercial Code (pp. 17 to 43 (in the Japanese original text))

(1) Balance Sheets and Profit and Loss Statements made within 6 Months preceding the Date of the General Shareholders' Meeting that will Approve the Merger Agreement (pp.17 to 28 (in the Japanese original text))

SQUARE CO., LTD.
Interim Non-consolidated Balance Sheet
(As of September 30, 2002)
(Thousands of Yen)

ASSETS:		**LIABILITIES:**	
Current assets	**¥19,381,070**	**Current liabilities**	**¥3,447,255**
Cash and cash equivalents	12,636,269	Accounts payable - trade	278,533
Accounts receivable – trade	2,382,999	Current portion of long-term debt	22,320
Finished products	31,320	Accounts payable - other	1,223,581
Merchandise	28,762	Accrued income taxes	4,235
Content development costs	2,815,723	Accrued expenses	416,198
Raw materials and supplies	76,886	Advances received	459,885
Prepaid expenses	459,199	Customers' deposits	41,371
Accounts receivable – other	804,855		
Consumption tax paid	91,530	Accrued bonuses	309,636
Others	56,663	Allowance for sales return	686,774
Allowance for doubtful accounts	(3,140)	Others	4,717
Fixed assets	**11,698,893**	**Long-term liabilities**	**418,081**
Tangible fixed assets	**4,109,610**	Long-term debt, less current	
Buildings and leasehold		portion	29,560
improvements	630,662	Long-term customers' deposits	18,521
Furniture and equipment	3,057,513	Liability for employees'	
Land	421,433	retirement benefits	239,185
Intangible fixed assets	**1,088,406**	Retirement allowance for directors	111,000
Software	753,449	Deferred tax liabilities	19,813
Trademarks	48,641	**Total liabilities**	**3,865,336**
Telephone rights	6,314	**SHAREHOLDERS' EQUITY:**	
Other	280,000	**Common stock**	**11,945,000**
Investments and other assets	**6,500,876**	Common stock	11,945,000
Investment securities	1,048,775	**Additional paid-in capital**	**14,847,554**
Investments in subsidiaries	3,376,915	Additional paid-in capital	2,986,250

Long-term loans receivable	7,013	Other	11,861,304
Investments in partnership	311,218	**Retained earnings**	**399,311**
Lease security deposits	701,844	Retained	
Claim in bankruptcy	2,683,825	Earnings	399,311
Other	384,160	**Unrealized gain on available-**	
Allowance for doubtful accounts	(2,012,876)	**for-sale securities**	**28,161**
		Unrealized gain on available-for-sale securities	28,161
		Treasury stock	**(5,398)**
		Treasury stock	(5,398)
		Total shareholders' equity	**27,214,628**
TOTAL	**31,079,964**	**TOTAL**	**31,079,964**

Notes: Japanese yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data.

SQUARE CO., LTD.
Interim Non-consolidated Income Statement
(For six months period ended September 30, 2002)
(Thousands of Yen)

Net sales	**¥8,648,341**
Costs and expenses	**7,477,980**
Cost of sales	2,302,783
Reversal of allowance for sales return	842,881
Provision for allowance for sales return	686,774
Selling, general and administrative expenses	5,331,303
Operating income	1,170,360
Non-operating income	**63,963**
Interest income	6,835
Dividend	736
Income from lease	2,101
Other	54,289
Non-operating expenses	**133,746**
Interest expense	13,709
Loss on disposal of inventories	30,750
Foreign exchange loss	47,649
Other	41,636
Ordinary income	**1,100,577**
Extraordinary gains	**647,857**
Gain on sale of fixed assets	8
Gain on sale of investment securities	228,345
Gain on recovery of unused reserve for termination of foreign operation	419,503
Extraordinary losses	**1,623,676**
Loss on sale of fixed assets	54,318
Loss on disposal of fixed assets	28,090
Write-down of investment securities	575,374
Provision for allowance for doubtful accounts	965,893
Income before income taxes and equity in losses of venture capital funds	**124,758**
Equity in losses of venture capital funds	(43,224)
Income before income taxes	**81,533**
Current income taxes	4,505
Deferred income taxes	(103,004)
Net income	**180,032**
Subsidiary's unappropriated retained earnings acquired by merger	219,278
Unappropriated retained earnings	**399,311**

Notes: Japanese Yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data.

Notes to interim non-consolidated financial statements

Summary of significant accounting policy

1.Investment securities

Investment securities are classified as available-for-sale securities, which are not classified as either of (1) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, or (2) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities and investments in subsidiaries are stated at cost determined by the average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

2.Inventories

Finished products and merchandise are stated at lower of cost or market based on the moving-average method.

Content development costs are stated at cost.
Supplies are stated at cost based on the moving-average method.

3.Fixed Assets

Tangible fixed assets are stated at cost, and depreciation is computed by the declining balance method. Their estimated useful lives range principally from 3 to 18 years for buildings and leasehold improvements, and from 3 to 20 years for furniture and equipment.
Computer software used for internal purpose is recorded at cost, less accumulated amortization and amortized by the straight-line method over 5 years, the estimated useful life of the software. Trademarks and goodwill are amortized by the straight-line method over 10 years and 5 years, respectively.

4.Material reserves

Allowance for doubtful accounts

The allowance for doubtful accounts balance is considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Accrued bonuses

Accrued bonuses to be paid to employees are provided based on the estimated amount of the payment at the balance sheet date.

Liability for employees' retirement benefits

The liability for employees' retirement benefits is accounted for based on the projected benefit obligations and plan assets at the balance sheet date.

Retirement allowance for directors

Retirement allowance for directors is recorded to state the liability at the amount that would be required if all directors retired at the balance sheet date, as per the Company's internal regulations. The allowance is stipulated in Article 287, Section 2 of the Commercial Code.

Allowance for sales return
Allowance for sales return is calculated based on potential losses for sales return of each game software, with due consideration for the possibility of sales return.

5.Consumption tax
The consumption tax imposed on revenue from customers for the Company's service is withheld by the Company at the time of receipt and subsequently paid to the national government. The consumption tax withheld upon recognition of revenue and the consumption tax paid by the Company on the purchase of products, merchandise and services from vendors are not included in the related accounts in the accompanying interim non-consolidated income statement. The consumption tax paid is generally offset against the balance of consumption tax withheld.

Additional Information
Effective April 1st , 2002, the Company adopted a new accounting for treasury stock and transfer of statutory reserve (Accounting Standard for Business Enterprises No. 1). The Company believes that this adoption has no significant impact on the Company's income statement for six months period ended September 30, 2002.

Notes to balance sheet

1. Related party transaction

	(Thousands of yen)
Due from subsidiaries	¥1,049,855
Due to subsidiaries	92,223

2.Accumulated depreciation of tangible fixed assets ¥5,050,679 thousand

3.Major assets and liabilities denominated in foreign currencies

	(Thousands of yen)	
Cash and cash equivalents	¥796,097	(U.S.$ 6,450 thousand, etc.)
Account receivable - trade	2,207,596	(U.S.$ 17,759 thousand, Euro 243 thousand)
Investments in subsidiaries	2,963,460	(U.S.$ 19,100 thousand, £ 3,000 thousand)

4.Guarantees
The Company and Digicube (an affiliate of the Company) are jointly liable for the entire future obligation of Digicube that may arise from the trading of Digicube with Seven Eleven Japan. As of September 30, 2002, there is no definitive obligation that is due to Seven Eleven Japan.

5.Employees' retirement benefits
Summary of Employees' retirement benefit plan

Adopted the unfunded retirement benefit plan, as per the Company's internal regulations.

Liability for employees' retirement benefits:
Projected benefit obligation ¥239,185 thousand
The components of net periodic retirement benefit costs:
Service cost ¥111,424 thousand

6.Stock option program (according to Article 280, Section 19 of the Commercial Code – prior to April 1, 2002)
Approved by shareholders at the general shareholders meeting held on June 18, 2000

Type of shares	Common stock
Amounts at balance sheet date	¥3,414,747 thousand
Exercise price	¥7,910 per share

Approved by shareholders at the general shareholders meeting held on June 23, 2001

Type of shares	Common stock
Amounts at balance sheet date	¥1,494,520 thousand
Exercise price	¥2,915 per share

7.Net income per share (interim)	¥2.99

Notes to income statement

Transactions with subsidiaries
(Thousands of yen)

Sales	¥1,274,476
Purchases	12
Research and development costs and selling, general and administrative expenses	327,315
Non-operating transactions	34

ENIX CORPORATION

BALANCE SHEET as of September 30, 2002

(In Millions of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		(Liabilities)	
Current Assets	(40,931)	Current Liabilities	(1,958)
Cash and bank deposits	37,581	Accounts payable-trade	1,067
Notes receivable	0	Accounts payable-other	271
Accounts receivable-trade	2,814	Accrued corporate,	
Merchandise	43	and enterprise taxes	73
Finished goods	263	Consumption tax payable	0
Work-in-process	55	Accrued expenses	7
Supplies	12	Advance received	6
Advance payments	0	Deposit received	237
Deferred tax assets-current	105	Reserve for bonuses	117
Other current assets	61	Reserve for sales returns	177
Reserve for bad debts	△8		
		Non-current Liabilities	(241)
Fixed Assets	(9,202)	Reserve for retirement	
1.Tangible assets	(5,218)	benefits to employees	108
Buildings	1,254	Reserve for retirement	
Structures	5	benefits to directors	
Vessel	0	and statutory auditors	133
Tools, furniture and	566	Total Liabilities	2,200
Land	3,392	(Shareholders' Equity)	
2.Intangible assets	(62)	Common Stock	6,940
Software	59	Additional paid-in capital	9,383
Utility right	3	Legal reserve	885
3.Investments and other	(3,921)	Retained earnings	
Investment securities	2,905	General reserve	29,522
Investment in subsidiaries	706	Unappropriated retained	
Long-term prepaid	124	Earnings	1,235
Guarantee deposits	52	(of which net income)	(265)
Deferred tax assets		Unrealized gains on	
-non-current	133	other securities	29
		Treasury stock, at cost	△62
		Total Shareholders' Equity	47,933
Total Assets	50,134	Total Liabilities and Shareholders' Equity	50,134

(Note) Amounts less than one million yen are rounded down.

ENIX CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
From April 1, 2002
To September 30, 2002

(In millions of Yen)

Accounts	Amount	
(Ordinary Profit and Loss)		
Operating income and expenses:		
Net sales		6,703
Cost of sales		4,434
Gross profit on sales		2,269
Reversal of reserve for sales return, net		147
Gross profit		2,416
Selling, general and administrative expenses		1,925
Operating income		491
Other income and expenses:		
Other income:		
Interest income	0	
Dividend income	5	
Gain on sales of investment securities	0	
Gain on sale of patent right	31	
Rental income	11	
Miscellaneous income	4	53
Other expenses:		
Foreign exchange loss	8	8
Ordinary profit		536
(Extraordinary Profit and Loss)		
Extraordinary profit:		
Reversal of reserve for bad debts	0	0
Extraordinary loss:		
Loss on write down of investment securities	62	
Loss on disposal of property	12	74
Income before taxes		462
Corporate, inhabitant and enterprise taxes	13	
Deferred income tax	184	197
Net income		265
Retained earnings, beginning of year		969
Unappropriated retained earnings		1,235

(Note) Amounts less than one million yen are rounded down.

NOTES TO THE FINANCIAL STATEMENTS

1. Significant Accounting Policies

(1) Securities

Held-to-maturity debt securities	At amortized cost, determined by the straight-line method.
Subsidiaries and affiliates	At cost, determined by the moving average method.
Other securities	
Marketable other securities	Market price method based on the market value at the balance sheet date, with unrealized gains and losses recorded in a separate component of shareholders' equity. The cost of marketable other securities sold is computed based on moving average method.
Non- marketable other securities	Cost, determined by the moving average method.

(2) Inventories

Merchandise, Finished goods and Work-in-process	At cost, determined by the monthly average method.
Supplies	At cost, determined by the last purchase invoice price method.

(3) Depreciation and amortization method for fixed assets

Tangible assets	Declining-balance method.
Intangible assets	Software for the in-house use, straight-line method based on usable period (five years).
Long-term prepaid expenses	Straight-line method.

(4) Reserve

Reserve for bad debts	The reserve for general accounts receivable is calculated at historical percentage of write-offs to provide against losses on bad debts. The reserve for specific account

	receivable is calculated at an estimated amount of probable bad debt.
Reserve for bonuses	The reserve for bonuses is calculated at estimated prorated amounts to be paid.
Reserve for sales returns	The reserve for sales returns is provided in an amount equivalent to gross margin of expected sales returns. The amount of the reserve is determined based on the prior years' experience.
Reserve for retirement benefits to employees	The reserve for retirement benefits to employees is provided at an amount equal to the present value of the projected benefit obligation less fair value of the plan assets at the balance sheet date.
Reserve for retirement benefits to directors and statutory auditors	The reserve for retirement benefits to directors and statutory auditors is provided in accordance with the Company's policy.

(5) Accounting for Leases

Finance lease agreements other than those of which the ownership is transferred to lessees are accounted for as operating leases.

(6) Accounting for Consumption taxes

Consumption taxes are excluded from the related transaction amounts and accounted for separately.

2. Notes to Balance Sheet (in millions, except per share amounts)

(1) Short-term receivables from subsidiaries ¥7

(2) Accumulated depreciation of tangible fixed assets ¥1,806

(3) Principal assets and liabilities denominated in foreign currency:

Accounts receivable-trade	(T$ 15,331 thousand)	¥54
	(Renminbi 209 thousand)	3
Investment securities	(US$ 2,000 thousand)	260
	(T$ 20,000 thousand)	76
Investment in subsidiaries	(US$ 2,000 thousand)	207
	(Rupee 5,950 thousand)	16

(4) In addition to the tangible assets and the intangible assets presented

in the balance sheet, the Company has tangible assets such as computers and intangible assets such as software under certain lease contracts.

(5) Subscription rights

Subscription rights approved by the general meeting held on June 22, 2001.

Type of stock Common stock with par value
Balance 458 million yen
Issue price per share 2,478 yen

Subscription rights approved by the general meeting held on June 21, 2002.

Type of stock Common stock with par value
Balance 711 million yen
Issue price per share 2,313 yen

(6) Contingent liability relating to guarantees

Guarantee: ENIX AMERICA INC.
Bank loan 46 million yen (US$ 379 thousand)

(7) Earnings per share ¥4.52

(8) As a result of revaluation of investment securities, "Unrealized gains on other securities" amounted to ¥29 million. Such amount is restricted from distribution of profit by Japanese Commercial Code article 290 clause 1-6.

3. Notes to Statement of Income and Retained Earnings (in millions)

(1) Transactions with subsidiaries
Net sales ¥21
Purchases ¥12

(2) Balance Sheets and Profit and Loss Statement as of the latest Accounting Period (pp.29 to 43 (in the Japanese original text))

SQUARE CO., LTD.
Non-consolidated Balance Sheet
(As of March 31, 2002)
(Thousands of Yen)

ASSETS:		**LIABILITIES:**	
Current assets	**¥19,358,433**	**Current liabilities**	**¥5,556,511**
Cash and cash equivalents	12,285,659	Account payable - trade	851,349
Account receivable - trade	3,812,981	Current portion of long-term debt	22,320
Marketable Securities	562,976	Account payable - other	1,845,248
Finish products	16,893	Accrued income taxes	204,187
Merchandise	23,725	Consumption tax withheld	372,280
Content development costs	865,592	Prepaid expenses	673,031

39

Raw materials and supplies	39,672	Advances received	368,951
Prepaid expenses	308,769	Customers' deposits	77,297
Income tax receivable	1,042,602		
Other	406,124	Accrued bonuses	290,812
Allowance for doubtful accounts	(6,563)	Allowance for sales return	842,881
Fixed assets	**13,141,845**	Other	8,149
Tangible fixed assets	**4,413,881**	**Long-term liabilities**	299,955
Buildings and leasehold improvements	672,427	Long-term debt, less current portion	40,720
Furniture and equipment	1,863,879	Long-term customers' deposits	29,564
Land	421,433	Liability for employees'	
Construction in progress	1,456,140	retirement benefits	137,171
Intangible fixed assets	**864,612**	Retirement allowance for directors	92,500
Software	387,032	**Total liabilities**	**5,856,467**
Trademarks	51,837	**SHAREHOLDERS' EQUITY:**	
Telephone rights	6,132	**Common stock**	**11,945,000**
Software development in progress	419,609	Common stock	11,945,000
Investments and other assets	**7,863,351**	**Statutory reserve**	**18,326,139**
Investment securities	1,336,926	Additional paid-in capital	17,201,889
Investments in subsidiaries	3,386,915	Legal reserve	1,124,250
Long-term loans receivable	7,516	**Accumulated deficit**	**3,478,584**
Long-term prepaid expenses	2,149	Accumulated deficit	3,478,584
Investments in partnership	416,112	(Net loss from the current year's operations)	(17,958,130)
Lease security deposits	3,372,274	**Unrealized gain on available-**	
Other	384,668	**for-sale securities**	**(146,400)**
Allowance for doubtful accounts	(1,043,210)	Unrealized gain on available-for-sale securities	(146,400)
		Treasury stock	**(2,341)**
		Treasury stock	(2,341)
		Total shareholders' equity	**26,643,812**
TOTAL	**32,500,279**	**TOTAL**	**32,500,279**

Notes: Japanese yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data..

SQUARE CO., LTD.
Non-consolidated Statement of Operations
(For the year ended March 31, 2002)
(Thousands of Yen)

Net sales	**¥27,293,233**
Costs and expenses	**22,813,556**
Cost of sales	6,111,845
Reversal of allowance for sales return	1,045,030
Provision for allowance for sales return	842,881
Selling, general and administrative expenses	16,903,868
Operating income	**4,479,667**
Non-operating income	**239,917**
Interest income	25,009
Dividend	1,485
Income from lease	68,738
Foreign exchange gain	91,065
Other	53,617
Non-operating expenses	**771,204**
Interest expense	114,181
Loss on disposal of inventories	86,895
Impairment of content development costs	422,030
Cost of income from lease	64,780
Stock issuance cost	79,701
Other	3,614
Ordinary income	**3,948,380**
Extraordinary gains	**534,210**
Gain on sale of fixed assets	879
Gain on sale of investment securities	533,331
Extraordinary losses	**19,358,419**
Provision for retirement allowance for directors – prior years' portion	78,000
Loss on sale of fixed assets	27,376
Loss on disposal of fixed assets	298,571
Loss from write-off of content development costs	632,051
Provision for retirement allowance for directors	200,000
Loss from termination of pension plan	29,388
Loss from settlement relating to trademark	136,277
Write-down of investment securities	118,105
Loss on sale of investment securities	23,920
Write-down of investments in subsidiaries	1,662,610

Loss from support of the subsidiary's operations	809,496
Impairment of movie production cost	14,303,041
Provision for allowance for doubtful accounts	1,039,580
Loss before income taxes and equity in earnings of venture capital funds	**14,875,828**
Equity in earnings of venture capital funds	(807,366)
Loss before income taxes	**14,068,461**
Current income taxes	134,302
Deferred income taxes	3,755,365
Net loss	17,958,130
Unappropriated retained earnings at the beginning of year	14,479,545
Accumulated deficit	**3,478,584**

Notes: Japanese yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data..

Notes to non-consolidated financial statements

Summary of significant accounting policy

1.Investment securities

Investment securities are classified as available-for-sale securities, which are not classified as either of (1) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, or (2) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities and investments in subsidiaries are stated at cost determined by the average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

2.Inventories

Finished products and merchandise are stated at lower of cost or market based on the moving-average method.

Content development costs are stated at cost.
Supplies are stated at cost based on the moving-average method.

Accounting change

Effective April 1, 2001, the Company changed its method of accounting for content development costs from expensing as research and development costs when incurred, to capitalizing at cost, in order to reflect periodic income and expenses more appropriately. This accounting change is applied to development started on or after April 1, 2001. As a result, operating income, ordinary income and loss before income taxes have been increased by ¥1,919,674 thousand and ¥1,497,643 thousand and decreased by ¥865,592 thousand, respectively, as compared with the amounts that would have been recognized had the previous method been applied on a consistent basis.

3.Fixed assets

Tangible fixed assets are stated at cost, and depreciation is computed by the declining balance method over their estimated useful lives according to the Corporate Income Tax Law.
Computer software used for internal purpose is recorded at cost, less accumulated amortization and amortized by the straight method over 5 years, the estimated useful life of software. Other intangible fixed assets are carried at cost less accumulated amortization, which is calculated by using the straight-line method over 10 years.

"Software development in progress" on the balance sheet represents the cost of development of administration system for Play Online.

4.Deferred assets

Stock issuance cost is charged to income as incurred.

5.Material reserves

Allowance for doubtful accounts

The allowance for doubtful accounts balance is considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Accrued bonuses

Accrued bonuses to be paid to employees are provided based on the estimated amount of the payment at the balance sheet date.

Liability for employees' retirement benefits

The liability for employees' retirement benefits is accounted for based on the projected benefit obligations and plan assets at the balance sheet date. The translation obligation of ¥308,283 thousand for the Company, determined as of April 1, 2000, was amortized over 5 years and charged to income.
At March 31, 2002, the Company terminated a contributory funded pension plan and canceled a pension plan trust contract. The cancellation fee and unamortized transitional obligation with the aggregated amount of ¥29,388 thousand were charged to income and presented as extraordinary expenses in the non-consolidated statement of operations. Consequently, the balance of unamortized transitional obligation as of March 31, 2002 was zero.

Retirement allowance for directors

Retirement allowance for directors is recorded to state the liability at the amount that would be required if all directors retired at the balance sheet date, as per the Company's internal regulations. The allowance is stipulated in Article 287, Section 2 of the Commercial Code.

Accounting change

Prior to April 1, 2001, no provision was recorded for retirement benefits to be paid to the directors. Effective April 1, 2001, however, the Company changed its method of accounting for such retirement benefits to an accrual basis to reflect periodic income and expenses more appropriately due to the reformation of the regulation on officers' retirement.
The effect of this change was to decrease both operating income and ordinary income for the year ended March 31, 2002 by ¥14,500 thousand and to increase loss before income taxes by ¥92,500 thousand, which included provision for retirement allowance for directors for the fiscal year 2002 of ¥14,500 thousand and a cumulative effect of ¥78 million at March 31, 2001. These provision for the fiscal year 2002 and cumulative effect were included in selling, general and administrative expenses and extraordinary losses in the 2002 consolidated statement of operations.

Allowance for sales return

Allowance for sales return is calculated based on potential losses for sales return of each game software, with due consideration for the possibility of sales return.

6.Reserch and development costs

Research and development costs are charged to income as incurred, according to the statement of accounting standards "Accounting for software development costs" promulgated by Accounting standards board on March 13rd, 1998, while such costs incurred before April 1, 1999 were recorded as deferred charges and have been charged to research and development costs when software production is completed.

Accounting change
See "2.Inventories"

7.Consumption tax
The consumption tax imposed on revenue from customers for the Company's service is withheld by the Company at the time of receipt and subsequently paid to the national government. The consumption tax withheld upon recognition of revenue and the consumption tax paid by the Company on the purchase of products, merchandise and services from vendors are not included in the related accounts in the accompanying interim non-consolidated income statement. The consumption tax paid is generally offset against the balance of consumption tax withheld.

Additional Information
Effective April 1st, 2002, treasury stock, which had been treated as current asset, is credited to the account of shareholders' equity, according to the amendment of statutory regulation with respect to the presentation of Kabushiki Kaisha's balance sheet, profit and loss statement, report of operation, and their supplementary schedules.

Notes to balance sheet

1. Related party transactions

	(Thousands of yen)
Due from subsidiaries	¥343,740
Due to subsidiaries	265,426

2.Accumulated depreciation of tangible fixed assets ¥4,884,151 thousand

3.Major assets and liabilities denominated in foreign currencies

	(Thousands of yen)	
Cash and cash equivalents	¥1,419,014	(U.S.$ 10,590 thousand, Euro 71,579 thousand)
Account receivable - trade	513,950	(U.S.$ 3,250 thousand, Euro 697 thousand)
Investments in subsidiaries	2,963,460	(U.S.$ 19,100 thousand, £ 3,000 thousand)

4.Employees' retirement benefits
Summary of employees' retirement benefit plan
Adopted the unfunded retirement benefit plan, as per the Company's internal regulations. A tax qualified pension plan which was held by SQUARE CO., LTD. with the unfunded retirement benefit plan was terminated at March 31, 2002.

The liability for employees' retirement benefits:
(Thousands of yen)

Projected benefit obligation	¥137,171
Liability for employees' retirement benefits	¥137,171

The components of net periodic retirement benefit costs:
(Thousands of yen)

Service cost	¥224,268
Amortization of transitional obligation	(61,656)
Loss from termination of pension plan	29,388
Net periodic retirement benefit costs	191,999

5. Stock option program (according to Article 280, Section 19 of the Commercial Code – prior to April 1, 2002)

Approved by shareholders at the general shareholders meeting held on June 18, 2000

Type of shares	Common stock
Amounts at balance sheet date	¥3,619,616 thousand
Exercise price	¥7,910 per share

Approved by shareholders at the general shareholders meeting held on June 23, 2001

Type of shares	Common stock
Amounts at balance sheet date	¥1,572,934 thousand
Exercise price	¥2,915 per share

6.Net loss per share ¥333.90

Income taxes

The tax effects of significant temporary difference that resulted in deferred tax assets and liabilities at March 31, 2002 are as follows:

(Thousands of yen)

Deferred tax assets	
Current assets	
Inventories	¥953,817
Allowance for sales return	409,774
Loss from support of the subsidiary's operations	334,321
Bonuses	367,603
Others (Note 2)	9,031
Less valuation allowance (Note 1)	(2,074,549)
Sub-total	-
Non-current	
Depreciation	2,890,097
Research and development costs	275,984
Liability for employees' retirement benefits	56,651
Retirement allowance for directors	38,202
Investment securities	225,647
Investments in subsidiaries	686,657
Allowance for doubtful accounts	430,831
Unrealized loss on available- for-sale securities	103,004
Tax loss carryforward	3,062,141
Others	187,917
Less valuation allowance (Note 1)	(7,957,136)
Sub-total	-
Total	-

Notes:1. The Company does not recognize deferred tax assets, because the Company cannot establish the reasonable basis that deferred tax assets will be recovered within the foreseeable future. The Company has conservative view on its future profitability to recover the reversal of deductible temporary differences. This is attributable to the fact that the Company incurred significant amount of loss currently.

2. Deferred tax liabilities of ¥3,551 thousand were included.

3. The Company omitted the presentation of the reconciliation between the normal effective tax rates and the actual effective tax rates reflected in the accompanying non-consolidated statement of operations for the year ended March 31, 2002, because loss before income taxes was recorded for the fiscal year 2002.

Notes to statement of operations

Transactions with subsidiaries

(Thousands of yen)	
Sales	¥3,555,150
Purchases	27
Research and development costs and selling , general and administrative expenses	2,037,530
Non-operating transactions	82,257

ENIX CORPORATION

BALANCE SHEET as of March 31, 2002

(In Millions of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		(Liabilities)	
Current Assets	(46,420)	Current Liabilities	(4,650)
Cash and bank deposits	41,105	Accounts payable-trade	1,171
Notes receivable	0	Accounts payable-other	249
Accounts receivable-trade	4,524	Accrued corporate, and enterprise taxes	2,467
Merchandise	62	Consumption tax payable	59
Finished goods	311	Accrued expenses	14
Work-in-process	48	Advance received	2
Supplies	8	Deposit received	252
Advance payments	7	Reserve for bonuses	107
Deferred tax assets-current	316	Reserve for sales returns	324
Other current assets	43		
Reserve for bad debts	△8		
		Non-current Liabilities	(227)
Fixed Assets	(7,022)	Reserve for retirement benefits to employees	98
1.Tangible assets	(5,274)		
Buildings	1,297	Reserve for retirement benefits to directors and statutory auditors	129
Structures	5		
Vessel	0		
Tools, furniture and	578	Total Liabilities	4,878
Land	3,392	(Shareholders' Equity)	
2.Intangible assets	(35)	Common Stock	6,940
Software	32	Additional paid-in capital	9,383
Utility right	3	Legal reserve	885
3.Investments and other	(1,712)	Retained earnings	
Investment securities	907	General reserve	25,322
Investment in subsidiaries	550	Unappropriated retained Earnings	6,061
Long-term prepaid	77		
Guarantee deposits	55	(of which net income)	(4,377)
Deferred tax assets -non-current	120	Unrealized gains on other securities	10
		Treasury stock, at cost	△37
		Total Shareholders'	48,565
Total Assets	53,443	Total Liabilities and Shareholders' Equity	53,443

(Note) Amounts less than one million yen are rounded down.

ENIX CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
From April 1, 2001
To March 31, 2002

(In millions of Yen)

Accounts	Amount	
(Ordinary Profit and Loss)		
Operating income and expenses:		
Net sales		23,069
Cost of sales		12,013
Gross profit on sales		11,056
Reversal of reserve for sales return, net		229
Gross profit		11,286
Selling, general and administrative expenses		3,936
Operating income		7,350
Other income and expenses:		
Other income:		
Interest and dividend income	52	
Foreign exchange gain	9	
Insurance premium received	30	
Rental income	23	
Miscellaneous income	19	135
Other expenses:		
Loss on sales of investment securities	0	
Stock issuance cost	18	19
Ordinary profit		7,466
(Extraordinary Profit and Loss)		
Extraordinary profit:		
Reversal of reserve for bad debts	22	22
Extraordinary loss:		
Loss on disposal of property	36	
Loss on liquidation of a subsidiary	10	46
Income before taxes		7,442
Corporate, inhabitant and enterprise taxes	2,407	
Deferred income tax	658	3,065
Net income		4,377
Retained earnings, beginning of year		2,271
Interim dividend		587
Unappropriated retained earnings		6,061

(Note) Amounts less than one million yen are rounded down.

NOTES TO THE FINANCIAL STATEMENTS

1. Significant Accounting Policies

(1) Securities

Subsidiaries and affiliates	At cost, determined by the moving average method.
Other securities	
Marketable other securities	Market price method based on the market value at balance sheet date, with unrealized gains and losses recorded in a separate component of shareholders' equity. The cost of marketable other securities sold is computed based on moving average method.
Non- marketable other securities	Cost, determined by the moving average method.

(2) Inventories

Merchandise, Finished goods and Work-in-process	At cost, determined by the monthly average method.
Supplies	At cost, determined by the last purchase invoice price method.

(3)Depreciation and amortization method for fixed assets

Tangible assets	Declining-balance method.
Intangible assets	Software for the in-house use, straight-line method based on usable period (five years).
Long-term prepaid expenses	Straight-line method.

(4) Stock issuance cost

Stock issuance cost is accounted for as operating expenses when paid.

(5) Reserve

Reserve for bad debts	The reserve for general accounts receivable is calculated at historical percentage of write-offs to provide against losses on bad debts.

	The reserve for specific account receivable is calculated at an estimated amount of probable bad debt.
Reserve for bonuses	The reserve for bonuses is calculated at estimated prorated amounts to be paid.
Reserve for sales returns	The reserve for sales returns is provided in an amount equivalent to gross margin of expected sales returns. The amount of the reserve is determined based on the prior years' experience.
Reserve for retirement benefits to employees	The reserve for retirement benefits to employees is provided at an amount equal to the present value of the projected benefit obligation less fair value of the plan assets at year-end.
Reserve for retirement benefits to directors and statutory auditors	The reserve for retirement benefits to directors and statutory auditors is provided in accordance with the Company's policy.

(6) Accounting for Leases

Finance lease agreements other than those of which the ownership is transferred to lessees are accounted for as operating leases.

(7) Accounting for Consumption taxes

Consumption taxes are excluded from the related transaction amounts and accounted for separately.

NOTES TO THE FINANCIAL STATEMENTS

2. Notes to Balance Sheet (in millions, except per share amounts)

(1) Short-term receivables from subsidiaries ¥10

(2) Accumulated depreciation of tangible assets ¥1,707

(3) Principal assets and liabilities denominated in foreign currency:

Accounts receivable-trade	(US$ 55 thousand)	¥7
	(Renminbi 532 thousand)	8
	(Won 40,000 thousand)	4
	(T$ 10,214 thousand)	38
Investment securities	(US$ 1,000 thousand)	134
	(T$ 20,000 thousand)	76
Investment in subsidiaries	(US$ 2,000 thousand)	207
	(Rupee 5,950 thousand)	16

(4) In addition to the tangible assets and the intangible assets presented in the balance sheet, the Company has tangible assets such as computers and intangible assets such as software under certain lease contracts.

(5) Subscription rights

Subscription rights approved by the general meeting held on June 23, 2000.

Type of stock Common stock with par value
Balance 440 million yen
Issue price per share 2,555 yen

Subscription rights approved by the general meeting held on June 22, 2001.

Type of stock Common stock with par value
Balance 458 million yen
Issue price per share 2,478 yen

(6) Contingent liability relating to guarantees
Guarantee: Enix America Inc.
Bank loan 96 million yen (US$ 720 thousand)

(7) Earnings per share ¥94.61

(8) As a result of revaluation of investment securities, "Unrealized gains on other securities" decreased by ¥158 million to ¥10 million and net asset decreased by ¥158 million. "Unrealized gains on other securities" of ¥10 million is restricted from distribution of profit by Japanese Commercial Code article 290 clause 1-6.

(Additional Information)
Effective from the year ended March 31, 2002, treasury stocks should be charged

against Shareholders' Equity under the revised Japanese Commercial Code financial statement regulations. Previously, treasury stocks were shown under the section of "Current Assets".

3. Notes to Statement of Income and Retained Earnings (in millions)

(1) Transactions with subsidiaries

Net sales	¥225
Purchases	¥26
Non-operating transactions	¥34

Agenda Item II:

Presentation of Retirement Allowance to Resigning Directors and Statutory Auditor

In the event that Agenda Item I (Approval of the Merger Agreement and the Amendment Agreement between SQUARE and ENIX) is approved as proposed and these agreements are approved by the competent authorities pursuant to the applicable laws, SQUARE would like to present a retirement allowance to each of its resigning directors, Messrs. Yoichi Wada, Hisashi Suzuki, Kenichi Omae, Makoto Naruke and Takatoshi Matsumoto, and to Mr. Hiroyuki Yasuoka among the resigning statutory auditors who are to resign upon the merger, to compensate them for their services during their appointments, up to an aggregate amount of 113,000,000 yen to the resigning directors, and 15,750,000 yen to the resigning statutory auditor pursuant to the internal rules of SQUARE.

SQUARE would like to request that the shareholders of SQUARE entrust the board of directors of SQUARE to determine the particular amount and the time and manner, etc., of the presentation of retirement allowances to each resigning director.

Brief histories of the resigning directors and statutory auditor are provided as follows:

Name	Brief History
Yoichi Wada	Director of SQUARE in June 2000 Representative Director and C.O.O. of SQUARE in September 2001 Representative Director and President and C.E.O. of SQUARE (current position) in December 2001
Hisashi Suzuki	Director of former SQUARE in September 1986 Director of SQUARE in December 1990 Representative Director and Vice President of SQUARE in April 1993 Director of SQUARE in April 1997 Representative Director and Vice President of SQUARE in June 1999 Representative Director and President of SQUARE in May 2000 Chairman of the Board of Directors of SQUARE (current position) in December 2001
Kenichi Omae	Director of SQUARE (current position) in June 2000
Makoto Naruke	Director of SQUARE (current position) in June 2000
Takatoshi Matsumoto	Director of SQUARE (current position) in June 2001
Hiroyuki Yasuoka	Standing statutory auditor of SQUARE (current position) in June 1994

(Note) The former SQUARE indicated in the brief history above is a company which ceased to exist upon its merger with SQUARE on April 1, 1991.

Agenda Item III:

Partial revision of the resolution of Agenda Item V of the annual general shareholders' meeting held in the 2000 fiscal year, Agenda Item V of the annual general shareholders' meeting held in the 2001 fiscal year and Agenda Item VI of the annual general shareholders' meeting held in the 2002 fiscal year.

In the event that Agenda Item I (Approval of the Merger Agreement and the Amendment Agreement between SQUARE and ENIX) is approved as proposed and these agreements are approved by the competent authorities pursuant to the applicable laws, SQUARE would like you to approve the partial revision of the resolutions in accordance with (i) item 5 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2000, (ii) item 5 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2001 and (iii) item 6 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2002, all of which have been approved.

With respect to (i) paragraph 6(1) of item 5 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2000, (ii) paragraph 5(1) of item 5 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2001 and (iii) paragraph 2(7)(a) of item 6 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2002, the underlined portions will be revised as follows:

Particulars:

Item 5 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2000

Agenda Item 5: Grant of Preemptive Rights to Directors, Executive Officers and Employees

We would like you to approve a grant of preemptive rights to directors, executive officers and employees in accordance with Article 280-19 of the Commercial Code with the view to link the performance of SQUARE with the benefit of its directors, executive officers and employees, to raise the motivation and morale of directors, executive officers and employees for improvement of the performance of SQUARE and the entire group, and to try to improve the performance of SQUARE and the entire group and the shareholder value.

Note that this item is subject to the approval of agenda item 2: "Partial Amendment to the Articles of Incorporation".

(Terms and Conditions of Grant of Preemptive Rights)

1. Reason for Grant

The reasons are to introduce the stock option plan in the form of granting preemptive rights:

(i) to link the performance of SQUARE with the benefit of its directors, executive officers and employees;

(ii) to improve the motivation and morale of SQUARE and the entire group; and

(iii) to try to improve the performance of SQUARE and the entire group and the shareholder value.

2. Person Eligible to Receive Preemptive Rights (each "Grantee")

As listed in the attachment.

836 persons in total: 7 directors, 9 executive officers, and 820 employees who hold office as at the closing of this annual general shareholders' meeting.

3. Type and Number of Shares to be Granted

The total number of shares to be granted is limited to 727,400 shares of SQUARE's common share with par value. 125,000 shares in total will be granted to 7 directors and 45,000 shares in total will be granted to 9 executive officers. 557,400 shares in total will be granted to 820 employees and the board of directors will be entrusted with the determination of the number of shares to be granted to each employee subject to a minimum of 100 shares up to a maximum of 5,000 shares per employee.

If on and after the date of the grant of preemptive rights (the "Grant Date") SQUARE conducts share split or share consolidation, the number of shares shall be adjusted in accordance with the following formula. However, any fractional share less than one share resulting from such adjustment shall be ignored and such adjustment shall be made only for the number of shares subject to the preemptive rights that have not been exercised at the time of the adjustment.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Share split/share consolidation ratio}$$

4. Issue Price

The issue price shall be the amount equal to the average of the latest market price (the "Final Quotation") of SQUARE's common share with par value as announced by the Japan Securities Dealers Association at 3:00 p.m. on each day for a period of 90 trading days (excluding the day on which no trading is made) prior to the Grant Date, and any resulting fraction less than one yen shall be rounded up to the nearest whole yen. However, if the average issue price is less than the Final Quotation on the Grant Date (or, if no trading is made on such date, the Final Quotation on the immediately preceding day), the issue price shall be the Final Quotation on the Grant Date.

In the case of SQUARE's share split or share consolidation, the issue price shall be adjusted in accordance with the following formula and any resulting fraction less than one yen shall be rounded up to the nearest whole yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{1}{\text{Share split/share consolidation ratio}}$$

If SQUARE issues new shares at less than the market price (excluding the case of conversion of convertible bonds or exercise of preemptive rights), the issue price shall be adjusted in accordance with the following formula and any resulting fraction less than one yen shall be rounded up to the nearest whole yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Amount paid per share}}{\text{Share price before new issuance of shares}}}{\text{Number of outstanding shares} + \text{Number of new shares to be issued}}$$

5. Exercise Period

From July 1, 2002 to June 30, 2005

6. Conditions for Exercise

(1) **(Before being amended)**

At the time of exercise of preemptive rights, be a director, executive officer or employee of SQUARE or any of affiliates of SQUARE.

(After being amended)

A Grantee shall be required to hold a position of director, executive officer or employee of SQUARE at the time of exercise of preemptive rights, provided, however, that he/she resigns from office due to the expiration of the term of office or the merger.

(2) Any preemptive right may not be assigned, pledged or otherwise disposed of, or succeeded.

(3) The other conditions for the exercise of preemptive rights, including and without limitation, the Grant Date, shall be prescribed in an agreement regarding the grant of preemptive rights to be entered into between SQUARE and a Grantee described in paragraph 2 above, pursuant to the resolution proposed at this annual general shareholders' meeting and the board of directors' meeting.

7. Adjustment Due to the Merger, etc.

If, on or after the Grant Date, SQUARE merges with another company or merges into a new company with another company, or conducts stock-for-stock exchange with or without establishing a new holding company, stock transfer, or any other events by which adjustment should be conducted occur, SQUARE may make, to the extent as is reasonable, such adjustment to the number of shares subject to the preemptive rights, the issue price for new shares, the exercise period or other conditions as it deems to be necessary, or restrict the exercise of preemptive rights and terminate any and all unexercised preemptive rights.

Note: The grant of preemptive rights to 7 directors as described in paragraph 2 above shall be subject to the condition that agenda item 3 "Appointment of Seven (7) Directors" is approved.

(Attachment)

Grantee and number of shares to be granted:

Representative Directors: 3

Number of shares to be granted: 25,000 shares for each following person.

Tomoyuki Takeichi, Hisashi Suzuki, Hironobu Sakaguchi

Directors: 4

Number of shares to be granted: 15,000 shares for each following person.

Masatsugu Hiramatsu, Yoichi Wada

Number of shares to be granted: 10,000 shares for each following person.

Kenichi Omae, Makoto Naruke

Executive Officers: 9

Number of shares to be granted: 5,000 shares for each person.

Names are omitted.

Employees: 820

Total number of shares to be granted: 557,400 shares

Number of shares to be granted: Granted shares for each employee on an individual basis are subject to a minimum of 100 shares up to a maximum of 5,000 shares.

Names are omitted.

Item 5 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2001

Agenda Item 5: Grant of Preemptive Rights to Directors, Executive Officers and Employees

We would like you to approve a grant of preemptive rights in accordance with Article 280-19 of the Commercial Code and Article 7 of SQUARE's Articles of Incorporation with the view (i) to link the performance of SQUARE with the performance and benefit of its directors, executive officers and employees, (ii) to improve the motivation and morale of SQUARE and the entire group, and (iii) to try to improve the performance of SQUARE and the entire group and the shareholder value.

(Terms and Conditions of Grant)

1. Name of Person Eligible to Receive Preemptive Rights (each "Grantee") and Number of Shares Subject to Preemptive Rights

The total number of shares to be granted is limited to 612,600 shares in total: 70,000 shares to 5 directors, 60,000 shares to the 12 executive officers, and 482,600 shares to 749 employees, who hold office as at the closing of this annual general shareholders' meeting. The name of the Grantee and the number of shares to be granted to each Grantee is as described in the list of Grantees below.

Provided that a grant of preemptive rights to a candidate for the office of director whose appointment is proposed under agenda item 2 "Appointment of One (1) Director" shall be subject to the condition that agenda item 2 is approved.

If on and after the date of the grant of preemptive rights (the "Grant Date") SQUARE conducts share split or share consolidation, the number of shares shall be adjusted in accordance with the following formula. However, any fractional share less than one share resulting from such adjustment shall be ignored and such adjustment shall be made only for the number of shares subject to the preemptive rights that have not been exercised at the time of the adjustment.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Share split/share consolidation ratio}$$

2. Distinction of Par Value or Non-Par Value, and Type and Number of Shares subject to Preemptive Rights

SQUARE's common share with par value

Provided that, if SQUARE converts all of its common share with par value into common share with non-par value, SQUARE's common share with non-par value shall be granted.

3. Issue Price of New Shares

The issue price shall be the amount equal to the average of the closing price (the "Closing Price") of the ordinary trading of SQUARE's common share with par value at the Tokyo Stock Exchange for a period of 90 trading days (excluding the day on which no trading is made) prior to the Grant Date, and any resulting fraction less than one yen shall be rounded up to the nearest whole yen. However, if the average amount is less than the Closing Price on the Grant Date (or, if there is no Closing Price on such date, the Closing Price on the immediately preceding day), the issue price shall be the Closing Price on the Grant Date.

In the case of SQUARE's share split or share consolidation on or after the Grant Date, the issue price shall be adjusted in accordance with the following formula and any resulting fraction less than one yen shall be rounded up to the nearest whole yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{1}{\text{Share split/share consolidation ratio}}$$

If, on or after the Grant Date, SQUARE issues new shares at less than the market price (excluding the case of conversion of convertible bonds or the exercise of preemptive right certificates and preemptive rights in accordance with Article 280-19 of the Commercial Code), the issue price shall be adjusted in accordance with the following formula and any resulting fraction less than one yen shall be rounded up to the nearest whole yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Amount paid per share}}{\text{Market price of shares}}}{\text{Number of outstanding shares} + \text{Number of new shares to be issued}}$$

4. Exercise Period

From January 4, 2002 to June 30, 2006

5. Conditions for Exercise

(1)

(Before being amended)

At the time of exercise of preemptive rights, be a director, executive officer or employee of SQUARE or any of affiliates of SQUARE.

(After being amended)

A Grantee shall be required to hold a position of director, executive officer or employee of SQUARE at the time of exercise of preemptive rights, provided, however, that he/she resigns from office due to the expiration of the term of office or the merger.

(2) Any preemptive right may not be assigned, pledged or otherwise disposed of, or succeeded.

(3) If, on or after the Grant Date, SQUARE merges another company or merged into a new company with another company, or conducts stock-for-stock exchange with or without establishing a new holding company, or corporate demerger, or any other events by which adjustment should be conducted occurs due to any unavoidable reason similar to any of the foregoing, SQUARE may make, to the minimum extent as is reasonably required, such adjustment to the number of shares to be granted, the issue price, the exercise period or other conditions as it deems to be necessary, or restrict the exercise of preemptive rights and terminate any and all unexercised preemptive rights.

(4) In addition to the above, the event terminating the preemptive rights, the conditions for the exercise of preemptive rights or any other details shall be

prescribed in an agreement regarding the grant of rights to be entered into between SQUARE and a Grantee described in paragraph 1 above, pursuant to the resolution proposed at this annual general shareholders' meeting and the board of directors' meeting to be held in future.

(Attachment)

Grantee and number of shares to be granted:

Representative Director: 1

Number of shares to be granted: 25,000 shares for the following person.

Hisashi Suzuki

Directors: 4

Number of shares to be granted: 15,000 shares for the following person.Yoichi Wada Number of shares to be granted: 10,000 shares for each following person.

Kenichi Omae, Makoto Naruke, Takatoshi Matsumoto

Executive Officers: 12

Number of shares to be granted: 5,000 shares for each person.

Names are omitted.

Employees: 749

Total number of shares to be granted: 482,600 shares

Number of shares to be granted: Granted shares for each employee on an individual basis are subject to a minimum of 100 shares up to a Maximum of 5,000 shares.

Names are omitted.

Item 6 of the agenda of the annual general shareholders' meeting for the fiscal year ended in March 2002

Agenda Item 6: Issuance of Share Purchase Warrants to Directors and Employees

We would like you to approve the issuance of share purchase warrants to directors and employees on special favorable conditions.

1. Reason for the Issuance of Share Purchase Warrants on Special Favorable Conditions

For the purpose of boosting the motivation and morale to improve company performance, SQUARE will issue share purchase warrants without charge to the directors and employees in accordance with Articles 280-20 and 280-21 of the Commercial Code.

2. Terms and Conditions of the Issuance of Share Purchase Warrants

(1) Person Eligible to Receive Allotment of Share Purchase Warrant

SQUARE's directors and employees (each defined as a "Grantee")

(2) Type and Number of Shares subject to the Share Purchase Warrants

The maximum number is 3,000,000 shares of SQUARE's common share.

If SQUARE conducts share split or share consolidation, the number of shares subject to the share purchase warrants shall be adjusted in accordance with the following formula. However, such adjustment shall be made only for the number of shares subject to the share purchase warrants that have not been exercised at the time of the adjustment, and any fraction less than one share resulting from the adjustment shall be ignored.

Number of shares after adjustment	=	Number of shares before adjustment	x	Share split/share consolidation ratio

If SQUARE merges, as a surviving company, another company or merges into new company with another company and the relevant share purchase warrants are succeeded by such company or if SQUARE conducts corporate demerger with the incorporation of a new company, or conducts corporate demerger with the transfer or succession of the business, SQUARE will adjust the number of shares as it deems to be necessary.

(3) Total Number of Share Purchase Warrants

30,000 (100 shares of common share will be issued per share purchase warrant, however, if the number of shares is adjusted in accordance with subparagraph (2) above, this number of shares will be adjusted accordingly.)

(4) Issue Price of the Share Purchase Warrants

To be issued without any charge

(5) Amount to be Paid upon the Exercise of the Share Purchase Warrants

The amount to be paid upon the exercise of share purchase warrants shall be equal to the amount multiplied by:

(x) the average of the closing price of SQUARE's common share as indicated by the Tokyo Stock exchange for each day (excluding the day on which no trading is made) for three months preceding the month in which the date of issuance of the share purchase warrants fall; and

(y) 1.10

and any resulting fraction less than one yen shall be rounded up to the nearest whole yen.

However, if the amount to be paid is less than the closing price on the date of issuance of the share purchase warrants (or, if no trading is made on such day, the closing price on the immediately preceding day), such amount shall be the closing price on the date of issuance.

In the case of SQUARE's share split or share consolidation on or after the date of issuance of the share purchase warrants, the exercise price shall be adjusted in accordance with the following formula and any resulting fraction less than one yen shall be rounded up to the nearest whole yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Share split/share consolidation ratio}}$$

If, on or after the date of issuance of the share purchase warrants, SQUARE issues new shares or disposes of treasury shares at less than the market price (excluding the case of exercise of any share purchase warrant), the exercise price shall be adjusted in accordance with the following formula and any resulting fraction less than one yen shall be rounded up to the nearest whole yen. In addition to the above, in the case of the issuance of the share purchase warrants (only if the issue price of the shares to be issued upon exercise of the warrants is less than the market price at the time of issuance of the share purchase warrants), the exercise price shall be adjusted in accordance with the above accordingly. When used in the following formula, the "Number of outstanding shares" means the total outstanding shares of SQUARE after the deduction of the number of treasury shares held by it.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued or disposed of} \times \text{Amount paid per share or sale price}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of new shares to be issued or disposed of}}$$

(6) Exercise Period of the Share Purchase Warrants

From July 1, 2004 to June 30, 2009

(7) Conditions for the Exercise of the Share Purchase Warrants

(i)

(Before being amended)

A Grantee shall be required to hold a position of director or employee of SQUARE at the time of exercise of preemptive rights, provided, however, that he/she resigns from office due to the expiration of the term of office.

(After being amended)

A Grantee shall be required to hold a position of director, executive officer or employee of SQUARE at the time of exercising their preemptive rights, provided, however, that he/she resigns from office due to the expiration of the term of office or the merger.

(ii) If a Grantee dies, any share purchase warrant may not be succeeded.

(iii) A share purchase warrant allotment agreement to be entered into between SQUARE and a Grantee may prescribe either the limitation of the number of the share purchase warrants to be exercised in each exercise year (being from July 1 to June 30) during the exercise period or the maximum issue price of shares to be issued upon the exercise of the share purchase warrants.

(iv) Any other conditions shall be as prescribed in a share purchase warrant allotment agreement to be entered into between SQUARE and a Grantee pursuant to the resolution proposed at this annual general shareholders' meeting and the board of directors' meeting.

(8) Cancellation of the Share Purchase Warrants

If a person to whom the share purchase warrants are allotted fails to satisfy the conditions for exercising the rights as set forth in items (i) and (ii) of subparagraph (7) above, SQUARE shall cancel the share purchase warrants allotted to him/her without any charge.

(9) Restriction on Transfer of the Share Purchase Warrants

Any transfer of a share purchase warrant is subject to an approval of the board of directors.

ACCESS MAP
FOR
EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

Venue: Providence Hall, second floor of the Tokyo Prince Hotel
3-3-1, Shibakoen, Minato-ku, Tokyo

Map

- There are toll parking lots in the vicinity of the venue, although their capacity is limited. We suggest that you use public transportation.
- It is expected to be crowded in the vicinity of the venue on the day of the extraordinary general shareholders' meeting. You are kindly requested to allow enough time for arrival at the venue.
- Cloak rooms, for the storage of your belongings etc., are located in the lobby on the first floor of the venue.
- We will not set up a "Game Corner", which shareholders and their companions enjoyed at our previous annual general shareholders' meetings. You are kindly requested to refrain from bringing a companion.

[Translation]

[This is an English translation from Japanese of a voting ballot circulated by SQUARE CO., LTD. to its shareholders to comply with requirements of the U.S. Securities Act of 1933. Please note that no shareholder may use this English language translation to exercise any of his/her voting rights. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

VOTING BALLOT

Shareholder No.	Number of Exercisable Voting Right(s)

SQUARE CO., LTD.

I will exercise my voting right(s) with respect to the items of the agenda of the extraordinary general shareholders' meeting to be held on February 13, 2003 by marking a circle in the relevant box. In the event of an adjournment, postponement or continuation of the shareholders' meeting, I will exercise as marked.

________, 2003

	For	Against
Agenda Item 1		
Agenda Item 2		
Agenda Item 3		

If you fail to indicate a vote for or against a resolution, SQUARE CO., LTD. shall deem that you vote for it.

(Seal impression)

CUT HERE

Number of Shares Held:

________________(share(s))

Number of Shares Registered in the Shareholder List: (share(s))

Number of Shares Registered in the List of Beneficial Owners of the Shares: (share(s))

Request

1. If you attend the extraordinary general shareholders' meeting, please submit the voting ballot to the receptionist of the meeting. The submission of the voting ballot shall constitute an attendance card for the meeting.
2. If you do not attend the extraordinary general shareholders' meeting, please complete the voting ballot by indicating a vote for or against, affixing your seal and cutting as indicated on the left, and return the voting ballot to us so that we may receive it before the scheduled date of the extraordinary general shareholders' meeting.

SQUARE CO., LTD.

(Please see reverse.)

[Translation]

[This is an English translation from Japanese of a voting ballot circulated by SQUARE CO., LTD. to its shareholders to comply with requirements of the U.S. Securities Act of 1933. Please note that no shareholder may use this English language translation to exercise any of his/her voting rights. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

POSTCARD

1 3 5 - 8 7 4 1

Postage paid by addressee

Approved by Fukagawa post office 9312

Effective on or before
February 12, 2003

SQUARE CO., LTD.
c/o Stock Transfer Agency Division
Mizuho Trust & Banking Co., Ltd.

P.O. Box 63, Fukagawa Post Office
Koto-ku, Tokyo

◎ Please drop this card into a mailbox without affixing a postage stamp.

- Cut here -

(Reference)

With respect to the breakdown of the "Number of Shares Held", the "Number of Shares Registered in the Shareholder List" is the number of shares registered in your name in the Shareholder List, and the "Number of Shares Registered in the List of Beneficial Owners of the Shares" is the number of shares that are deposited with the Japan Securities Depository Center, Inc. ("JASDEC Inc.") under the book-entry transfer system, of which JASDEC Inc. has notified us, in your name.

NOTE

If you send this voting ballot by mail, please make sure to cut as indicated above.

Exhibit 1

[English translations of the Press Releases, dated November 26, 2002, January 10, 2003 and January 14, 2003, relating to the proposed merger.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

November 26, 2002

To whom it may concern:

Company Name: ENIX CORPORATION
Representative: Keiji Honda
Representative Director & President
(Code Number: 9684, First Section of the Tokyo Stock Exchange)
Contact: Tatsuo Tomiyama
Director-General Manager of the Administration Department
Tel: 03-5352-6411

Company Name: SQUARE CO., LTD.
Representative: Yoichi Wada
Representative Director & President
(Code Number: 9620, First Section of the Tokyo Stock Exchange)
Contact: Yosuke Matsuda
Chief Financial Officer
Tel: 03-5496-7033

NOTICE OF MERGER

We are pleased to notify you that ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") decided, at their respective board of directors' meetings on November 26, 2002, to merge as of April 1, 2003 (the closing date of the merger) into one company based on the spirit of equality.

The expected name of the new company is "SQUARE ENIX CO., LTD."

1. Purpose of Merger

In the coming era of great transformation and reform of the entertainment industry, with the rapid innovation and diffusion of computer technology and within the telecommunications environment, business opportunities, areas of business development and markets will continue to increasingly grow and diversify. Here, the most important challenge for corporate entities is how to sustain their growth. The merger at this time of ENIX and SQUARE reflects their resolution to meet this challenge.

"SQUARE ENIX CO., LTD." aims to become a producer of digital contents of the highest quality in the world.

Creating computer games requires creativity, technology, and other capabilities of all kinds regarding digital contents. By combining the two companies, that have created "Dragon Quest" and "Final Fantasy", the world's most famous video game series, not only will our financial base be significantly strengthened, but also the established reputation and development of our creators and contents will be maximized, enabling the merged company and its products to continue to attract customers, users, and the like.

2. Outline of Merger

(1) Schedule

Respective board of directors meeting for the approval of the merger agreement	November 26, 2002
Signing of the merger agreement	November 26, 2002
ENIX' and SQUARE's extraordinary general shareholders' meetings for the approval of the merger agreement	February 13, 2003 (as scheduled)
Closing date of the merger	April 1, 2003 (as scheduled)
Registration of the merger	Early April 2003 (as scheduled)

(2) Manner of Merger

For the purposes of the merger procedure, ENIX will be legally the surviving company and SQUARE will be legally the dissolving company.

(3) Merger Ratio

ENIX and SQUARE respectively requested NOMURA SECURITIES CO., LTD. ("NOMURA SECURITIES") for providing the calculation of a merger ratio. The two companies discussed their merger ratio with reference to the result of the NOMURA SECURITIES' valuation and other relevant information, and have agreed upon the following ratio:

Name of Company	ENIX	SQUARE
Merger Ratio	1	0.81

(Note) 1. Share Allotment Ratio

0.81 ENIX share will be allotted to One SQUARE share.

2. Manner and Basis of Third-Party Valuation

NOMURA SECURITIES assessed the values of ENIX and SQUARE, respectively, by using (1) the method of taking average stock prices from the market, (2) the method of comparable peer company analysis, and (3) the DCF (discounted cash flow) method. NOMURA SECURITIES considered the results of the methods adopted as a whole and calculated a merger ratio.

3. Number of New Shares of ENIX to be Issued upon the Merger

With respect to 60,196,816 shares of SQUARE's common stock and the stock options issued by SQUARE, ENIX will issue new shares of common stock in the total number obtained by multiplying 0.81 by the sum of (a) 60,196,816 and (b) the number of shares issued by the exercise of such stock options for the period from October 1, 2002 to the day immediately preceding the closing date of merger.

(4) Cash Payment upon the Merger

Each of the shareholders and registered pledgees entered in the latest shareholders' register of SQUARE as of the day immediately preceding the closing date of merger will receive a cash payment upon the merger, at the rate of thirty yen (¥30) per share of their shareholding, in lieu of SQUARE's annual dividends for the fiscal year ending March 31, 2003. The cash payment upon the merger shall be made without delay after the closure of the Annual General Meeting of Shareholders of ENIX, to be held in June, 2003. However, the rate of the cash payment upon the merger may be revised, through mutual consultation between ENIX and SQUARE, depending on changes in the conditions of the assets and liabilities of SQUARE as well as the general economic conditions as of the day immediately preceding the closing date of merger.

3. Outline of the Merging Companies

As of September 30, 2002

1	Corporate Name	ENIX CORPORATION (surviving company)	SQUARE CO., LTD. (dissolving company)
2	Purpose of the Company	1. Planning, development and sale of software; 2. Planning, development and sale of publications, including, without limitation, magazines and books; and 3. Planning, development and sale of toys , as well as development and training of creators of computer game software.	1. Basic research and development, and sale of game software; and 2. Planning, production and sale of derivative works, as well as management of copyrights.
3	Date of Incorporation	February 1980	July 1966
4	Location of Head Office	4-31-8, Yoyogi, Shibuya-ku, Tokyo	1-8-1, Shimomeguro, Meguro-ku, Tokyo
5	Representative	Keiji Honda Representative Director & President	Yoichi Wada Representative Director & President
6	Stated Capital	6,940 million yen	11,945 million yen
7	Total Number of Issued Shares	58,778,325 shares	60,196,816 shares
8	Shareholders' Equity	47,933 million yen	27,214 million yen
9	Total Assets	50,134 million yen	31,079 million yen
10	Fiscal Year End	March	March
11	Number of Employees	140	891

12	Main Customers	Tohan Co., Ltd. Nippon Shuppan Hanbai Inc. Yugen Kaisha Armor Project Osakaya Co., Ltd. K.K. Chuosha	Sony Computer Entertainment Inc. DigiCube Co., Ltd. Dentsu Inc. Bandai Co., Ltd.
13	Major Shareholders and Respective Ratios of Shareholding in the Companies	1. Yasuhiro Fukushima 40.4% 2. Yugen Kaisha Fukushima Kikaku 16.6% 3. Mitsubishi Trust & Banking Corporation (trust account) 3.2% 4. Michiko Fukushima 2.3% 5. Japan Trustee Services Bank, Ltd. (trust account) 2.1%	1. Masafumi Miyamoto 31.0% 2. Sony Computer Entertainment Inc. 18.6% 3. S-System Inc. 5.8% 4. Sunpia Co., Ltd. 3.3% 5. The Shikoku Bank, Ltd. 2.0%
14	Main Banks	Sumitomo Mitsui Banking Corporation UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd. UFJ Trust Bank Limited	The Shikoku Bank, Ltd. Mizuho Corporate Bank, Ltd. UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Asset Trust & Banking Co., Ltd.
15	Relationship between the Merging Companies	Capital	None
		Personnel	None
		Trade	Use of music compositions

16 Business Results for the Last Three Fiscal Years

(in million yen)

	ENIX (surviving company)			SQUARE (dissolving company)		
Fiscal Year	March 2000	March 2001	March 2002	March 2000	March 2001	March 2002
Sales	18,325	45,265	24,825	72,923	75,538	36,646
Operating Income	3,867	20,333	7,405	4,488	△2,922	5,485
Ordinary Income	3,936	20,475	7,489	3,363	△2,693	4,066
Net Income	2,182	11,248	4,276	1,685	△3,160	△16,554
Net Income per Share (in yen)	87.58	300.21	92.43	51.59	△64.50	△307.81
Dividend per Share (in yen)	30.00	85.00	30.00	22.00	-	-
Shareholder's Equity per Share (in yen)	1,442.44	1,198.91	829.74	992.43	605.48	459.96

* ENIX has prepared the consolidated financial statements since the fiscal year ended in March 2002, therefore, the figures for the previous fiscal years are stated on a non-consolidated basis.

4. Status after Merger

(1) Corporate Name: SQUARE ENIX CO., LTD.

(2) Purpose of the Company: Production and sale of game software and publications, etc.

(3) Location of Head Office 4-31-8, Yoyogi, Shibuya-ku, Tokyo

(4) Representative: Representative Director & President: Yoichi Wada

(5) Stated Capital: 6,940 million yen (The stated capital is 6,940 million yen as of September 30, 2002. The amount of the stated capital will not increase due to the merger.)

(6) Total Assets: 85,500 million yen
(projected as of March 31, 2003)

(7) Fiscal Year End: March 31

(8) Effect of Merger on Future Business Results

Business Results Forecast after Merger on Non-Consolidated Basis

	March 2004	March 2005
Sales	57,000 million yen	73,000 million yen
Operating Income	16,000 million yen	23,500 million yen
Ordinary Income	16,000 million yen	23,500 million yen
Net Income	11,000 million yen	13,000 million yen
Annual Dividend per Share	30.00 yen	35.00 yen

Business Results Forecast after Merger on Consolidated Basis

	March 2004	March 2005
Sales	61,000 million yen	80,000 million yen
Operating Income	18,500 million yen	27,000 million yen
Ordinary Income	18,500 million yen	27,000 million yen
Net Income	12,000 million yen	15,000 million yen

End of document

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

January 10, 2003

To whom it may concern:

From:

Company Name: ENIX CORPORATION
Name of Representative: Keiji Honda, Representative Director & President
(Code No. 9864, TSE 1st Section)
Contact: Tatsuo Tomiyama, Director-General Manager of the Administration Department
Tel: 03-5352-6411

Company Name: SQUARE CO., LTD.
Name of Representative: Yoichi Wada, Representative Director & President
(Code No. 9620, TSE 1st Section)
Contact: Yosuke Matsuda, Chief Financial Officer
Tel: 03-5496-7111

Re: Today's Report in Certain Media

It was reported today that Mr. Masafumi Miyamoto, who is a major shareholder of SQUARE CO., LTD., has the objection to the merger ratio that we have announced on November 26, 2002.

Based on this news report, SQUARE and ENIX have decided today to commence discussions on the premise that the merger will be implemented, after confirming the facts covered in the news report with Mr. Masafumi Miyamoto. We will inform you on future actions as soon as they are decided.

End

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

January 14, 2003

To whom it may concern:

From:

Company Name: ENIX CORPORATION
Representative: Keiji Honda
Representative Director & President
(Code Number: 9684, First Section of the Tokyo Stock Exchange)
Contact: Tatsuo Tomiyama
Director-General Manager of the Administration Department
Tel: 03-5352-6411

Company Name: SQUARE CO., LTD.
Representative: Yoichi Wada
Representative Director & President
(Code Number: 9620, First Section of the Tokyo Stock Exchange)
Contact: Yosuke Matsuda
Chief Financial Officer
Tel: 03-5496-7111

Notice of Amendment to Merger Agreement

We are pleased to notify you that ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") decided, at their respective board of directors meetings held on January 14, 2003, to execute an agreement for partial amendment to the Merger Agreement executed as of November 26, 2002.

The merger ratio will be amended as follows:

Before amendment	Name of Company	ENIX	SQUARE
	Merger Ratio	1	0.81

After amendment	Name of Company	ENIX	SQUARE
	Merger Ratio	1	0.85

Reason for Amendment

On January 10, 2003, Mr. Masafumi Miyamoto and his affiliated companies, who are shareholders of SQUARE, expressed their opinion that they desire to have a further review of the merger ratio under the Merger Agreement executed on November 26, 2002. ENIX and SQUARE gravely considered this opinion as a material fact affecting the merger, and conducted an overall review of the merger. As a result, ENIX and SQUARE confirmed the need to implement the merger, and through further negotiation on the merger ratio, have agreed to amend the Merger Agreement as described above. Please note that the merger ratio after amendment is within the range of the proposed merger ratio calculated by Nomura Securities, an independent third-party, which were referred to in executing the Merger Agreement dated November 26, 2002.

End

Exhibit 2

[English translation of the Interim Report submitted to the Kanto Local Finance Bureau by ENIX CORPORATION, dated November 26, 2002.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

[COVER PAGE]

Filed Document:	Interim Report
Filed with:	The Director General of the Kanto Local Finance Bureau
Filed on:	November 26, 2002
Corporate Name:	Kabushiki Kaisha ENIX
English Name:	ENIX CORPORATION
Name and Title of Representative:	Keiji Honda, Director & President
Location of Head Office:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Tatsuo Tomiyama, Director-General Manager of the Administration Department
Location of Nearest Contact Place:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Tatsuo Tomiyama, Director-General Manager of the Administration Department
Place at which a Copy of this Interim Report is Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabutocho Chuo-ku, Tokyo)

1. Reason for Filing

ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") agreed to merge into one company as of April 1, 2003, and entered into a merger agreement on November 26, 2002, and have disclosed the contents of such agreement. Therefore, ENIX files this Interim Report pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Items 2 and 7-2 of the Cabinet Office Ordinance Concerning the Disclosure of the Contents, etc., of Companies.

2. Contents of Report

I. Pursuant to Item 2 (Issuance of New Shares upon Merger)

(1) Type of Shares

Common stock

(2) Number of Shares to be Issued

With respect to 60,196,816 shares of SQUARE's common stock and the preemptive rights issued by SQUARE, ENIX will issue new shares of common stock in the total number obtained by multiplying the sum of (a) 60,196,816 and (b) the number of shares issued by the exercise of such preemptive rights for the period from October 1, 2002, to the day immediately preceding the closing date of merger by 0.81.

(3) Issue Price and Amount Incorporated into the Stated Capital

The issue price shall be calculated using the following calculation:

Net asset value of SQUARE as of April 1, 2003 (the closing date of the merger)
MULTIPLIED by
The ratio of the number of shares to be transferred to ENIX upon the merger to the total number of issued and outstanding shares of SQUARE
DIVIDED by
The number of shares to be issued in accordance with item (2) above.

The amount incorporated into the stated capital shall be 0 yen per share.

(4) Total Issue Price and Total Amount Incorporated into the Stated Capital

The total issue price shall be calculated as follows:

Net asset value of SQUARE as of April 1, 2003 (the closing date of the merger)
MULTILPLIED by
The ratio of the number of shares to be transferred to ENIX upon the merger to the total number of issued and outstanding shares of SQUARE.

The total amount incorporated into the stated capital shall be 0 yen per share.

(5) Manner of Issuance

ENIX shall allot and deliver the shares at the rate of 1 common stock of SQUARE to 0.81 common stock of ENIX.

(6) Amount of Proceeds from Issuance of New Shares and Application thereof

Not applicable

(7) Date of Issuance of New Shares

April 1, 2003

(8) Name of Stock Exchange on which the Shares will be Listed

Tokyo Stock Exchange, Inc.

(9) Amount of Stated Capital and Total Number of Issued and Outstanding Shares of ENIX as of the Date of Filing

Stated capital: 6,940,800,400 yen
Total number of issued and outstanding shares: 58,778,325 shares

II. Pursuant to Item 7-2 (Merger)

(1) Other Party to the Merger

(i) Corporate name: SQUARE CO., LTD.
(ii) Address: 1-8-1, Shimomeguro, Meguro-ku, Tokyo
(iii) Name and Title of Representative: Yoichi Wada, Representative Director & President
(iv) Stated capital: 11,945 million yen (as of September 30, 2002)
(v) Purposes of the company:
1. Planning, production and sale of computer game software
2. Planning, production and sale of goods related to computer game software (such as music recordings and game-related books etc.)
3. Planning, production and sale of visual products such as film etc.
4. Offering and sale of game software using the Internet

(2) Purposes of Merger

In the coming era of great transformation and reform of the entertainment industry, with the rapid innovation and diffusion of computer technology and within the telecommunications environment, business opportunities, areas of business development and markets will continue to increasingly grow and diversify. Here, the most important challenge for corporate entities is how to sustain their growth. The merger at this time of ENIX and SQUARE reflects their resolution to meet this challenge.

SQUARE ENIX CO., LTD. aims to become a producer of digital contents of the highest quality in the world.

Creating computer games requires creativity, technology, and other capabilities of all kinds regarding digital contents. By merging the two companies that have created "Dragon Quest" and "Final Fantasy", the world's most famous video game series, not only will our financial base be significantly strengthened, but also the established reputation and development of our creators and contents will be maximized, enabling the merged company and its products to continue to attract customers, users, and the like.

(3) Manner of Merger and Contents of Merger Agreement

(i) Manner of Merger

ENIX will legally be the surviving company and SQUARE will legally be the dissolving company.

(ii) Contents of Merger Agreement

The provisions of the merger agreement are as follows:

Merger Agreement

This Merger Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE").

Article 1 (Manner of the Merger)

ENIX and SQUARE shall be merged together (the "Merger"). As a matter of legal procedure, ENIX shall survive and SQUARE shall be dissolved.

Article 2 (Amendment to the Articles of Incorporation upon the Merger)

1. Upon the Merger, ENIX shall amend its articles of incorporation as follows (modified parts are underlined); provided, however, that such amendment shall become effective at the time of ending of the Approval Meetings as defined in Article 5 hereof:

Current Articles of Incorporation	Intended Amendment
(Reference Date) Article 10 (Omitted) (2) If necessary, the Company may fix a reference date by way of advance public notice pursuant to a resolution of the board of directors.	(Reference Date) Article 10 (As set forth in the current articles of incorporation.) <u>(2)</u> <u>Notwithstanding the provisions of the preceding paragraph, the board of directors shall determine, by way of advance public notice, that the shareholders entered or recorded in the shareholder list as of any date that is different from said date shall be entitled to exercise their rights at the annual general shareholders' meeting with respect to the relevant accounting period.</u> <u>(3)</u> If necessary <u>in holding an extraordinary general shareholders' meeting</u>, the Company may fix a reference date by way of an advance public notice pursuant to a resolution of the board of directors.

2. Upon the Merger, ENIX shall amend its articles of incorporation as follows (amended parts are underlined) subject to the condition that the amendment of the articles of incorporation as set forth in the preceding paragraph becomes effective; provided, however, that the amendment under this paragraph shall become effective on the closing date of the Merger:

Current Articles of Incorporation	Intended Amendment
(Trade name) Article 1 The Company shall be called Kabushiki	(Trade name) Article 1 The Company shall be called Kabushiki

Kaisha ENIX. In English, the Company shall be indicated as ENIX CORPORATION.	Kaisha SQUARE ENIX. In English, the Company shall be indicated as SQUARE ENIX CO., LTD.
(Purpose)	(Purpose)
Article 2	Article 2
The purpose of the Company shall be to engage in the following business categories:	The purpose of the Company shall be to engage in the following business categories:
1. planning, development, manufacture, sale, leasing, export and import of computers, computer-related appliances and supplies, communication appliances and computer software;	1. planning, development, manufacture, production, sale, operation, maintenance, leasing, export and import of computers, and computer-related appliances and supplies, communication appliances and computer software, etc.;
2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, clothes, and household electrical appliances;	2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, household products, clothes, and household electrical appliances;
3. manufacture, sale, maintenance, repair and leasing of household products;	(Deleted)
4. printing and publishing;	3. printing and publishing, and planning, production and sale of various types of publications;
5. programmer dispatching;	4. programmer dispatching;
6. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;	5. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;
7. planning and production of various types of entertainment;	6. planning, production and execution of various types of entertainment and events;
8. training of design technicians of computer system programs;	(Deleted)
9. operation of game halls;	7. operation of game halls;
10. production, sale, export and import of processed food products, and Japanese and western confectionery products;	(Deleted)
11. training and instruction in computer-related services, and operation of computer classes;	(Deleted)

12. development, sale, operation and maintenance of software using communication networks, such as the Internet and telephone lines;	8. planning, manufacture, development, sale, operation, maintenance, rental, export and import of software using communication networks, such as the Internet and telephone lines;
13. development, sale, operation and maintenance of content using communication networks, such as the Internet and telephone lines;	9. planning, manufacture, development, sale, operation, maintenance, rental, export and import of content using communication networks, such as the Internet and telephone lines;
14. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;	10. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;
15. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;	11. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;
16. mail-order sale using communication networks, such as the Internet and telephone lines;	12. mail-order sale using communication networks, such as the Internet and telephone lines;
17. distribution and sale of data using communication networks, such as the Internet and telephone lines;	13. distribution and sale of data using communication networks, such as the Internet and telephone lines;
18. systems development consultation using communication networks, such as the Internet and telephone lines;	(Deleted)
(New)	14. advertising using communication networks, such as the Internet and telephone lines;
(New)	15. planning, production and sale of music recordings, visual products, etc.;
(New)	16. acquisition and administration of copyrights, rights to master recordings, trademark rights, design rights and patents;
(New)	17. broadcasting;
(New)	18. supply of various types of information using information communication networks;
(New)	19. advertising agency;

(New)	20. management of show-business talent;
(New)	21. business operation of eating and drinking facilities; and
19. any and all business categories incidental to any of the foregoing items.	22. any and all business categories incidental to any of the foregoing items.
(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 100,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.	(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 300,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.
(Convocation) Article 11 (Omitted)	(Convocation) Article 11 (As set forth in the current articles of incorporation.) (2) Each general shareholders' meeting shall be convened at the location of the head office or within the ward area of Tokyo.
(New)	(Exemption of an Outside Director from Liability) Article 25-2. Pursuant to the provisions of Article 266, paragraph 19 of the Commercial Code, the Company and each outside director may enter into an agreement limiting his/her liability for damages due to his/her act as set forth in paragraph 1, item 5 of the same article. However, the maximum limit of a director's liability under such agreement shall be a pre-determined amount that is equal to or more than 10,000,000 yen or the amount specified by law, whichever is higher.
(New)	(Exemption of a Statutory Auditor from Liability) Article 34-2. Pursuant to the provisions of Article 280, paragraph 1 of the Commercial Code, the Company may exempt a statutory auditor (including a former

	statutory auditor) from his/her liability by way of a resolution of the board of directors, within the limitation provided by law.

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 48,759,420 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.81 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.81 ENIX common share.

Article 4 (Stated Capital and Reserves to be Increased)

1. The amounts of the stated capital, capital reserve, earned surplus reserve, voluntary reserves and other retained profits that are to be increased by ENIX upon the Merger shall be as follows:

   (1) Stated capital:

   0 yen.

   (2) Capital reserve:

   the amount of the surplus from the Merger minus the amounts defined in items (3) and (4) of this paragraph.

   (3) Earned surplus reserve:

   the amount of SQUARE's earned surplus reserve as of the closing date of the Merger.

   (4) Amount of voluntary reserves and other retained earnings:

   the total of SQUARE's voluntary reserves and other retained earnings as of the closing date of the Merger. However, items and their respective amounts to be reserved shall be determined through mutual consultation between ENIX and SQUARE.

2. If the amount of the surplus from the Merger is not less than the amount in item (4) of the preceding paragraph and is less than the total of the amounts in items (3) and (4) of the preceding paragraph, then the amount in item (3) of the preceding paragraph shall be the amount of the surplus from the Merger minus the amount in item (4) of the preceding paragraph.

3. If the amount of the surplus from the Merger is less than the amount in item (4) of paragraph 1 of this Article, then the amount in item (3) of paragraph 1 of this Article shall be 0 yen, and the amount in item (4) of paragraph 1 of this Article shall be the amount of the surplus from the Merger.

4. The amounts in items (2) through (4) of paragraph 1 of this Article may be amended through mutual consultation between ENIX and SQUARE in light of SQUARE's asset conditions on the day immediately preceding the closing date of the Merger.

Article 5 (Approval Meetings)

ENIX and SQUARE shall convene their respective general shareholders' meetings (each an "Approval Meeting") on February 13, 2003, at which a resolution approving this Agreement and resolutions concerning the other matters necessary for the Merger are to be sought. However, such date may be amended, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 6 (Closing Date of the Merger)

The closing date of the Merger shall be April 1, 2003. However, the closing date may be changed, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 7 (Succession to Company Assets)

SQUARE shall cause ENIX to succeed to all of SQUARE's assets, liabilities, rights and obligations, on the basis of its balance sheet and all other relevant accounts as of September 30, 2002, after any and all additions and subtractions occurring during the period up to the closing date of the Merger.

Article 8 (Preemptive Rights and Share Purchase Warrants Held by Directors and Employees of SQUARE)

As of the closing date of the Merger, ENIX shall succeed to all of the rights and obligations with respect to the agreements granting preemptive rights and the share purchase warrants, between SQUARE and its directors and employees and the share purchase warrants granted to SQUARE's directors and employees. The number of shares and issue price for each preemptive right and share purchase warrant shall be amended to such number and price as adjusted in accordance with the rate set forth in Article 3 hereof. The other terms and conditions of a preemptive right or share purchase warrant shall be as prescribed by the relevant agreement granting preemptive rights or agreement granting share purchase warrants, or the contents of the relevant share purchase warrant.

Article 9 (Cash Payment upon the Merger)

ENIX shall pay to each shareholder and registered pledgee entered in SQUARE's final shareholder list as of the date immediately preceding the closing date of the Merger a cash payment upon the Merger at the rate of 30 yen for each share of SQUARE in lieu of SQUARE's profit dividends for the period from April 1, 2002 to

March 31, 2003, without delay after the ENIX annual general shareholders' meeting to be held in June 2003. However, the rate of such cash payment upon the Merger may be amended through mutual consultation between ENIX and SQUARE in light of the conditions of SQUARE's assets and liabilities as of the date immediately preceding the closing date of the Merger or any changes in economic conditions.

Article 10 (Administration, etc., of Company Assets)

1. During the period from the execution of this Agreement to the closing date of the Merger, ENIX and SQUARE shall manage their respective business and administer and operate their respective assets, with the diligence of a good custodian, and any act that might materially affect their respective assets, rights or obligations shall be subject to mutual consultation and prior agreement between ENIX and SQUARE.
2. Notwithstanding the preceding paragraph, SQUARE may issue share purchase warrants, prior to the closing date of the Merger, to the extent previously approved at its annual general shareholders' meeting.

Article 11 (Amount of Interim Dividends)

1. ENIX may distribute cash, as interim dividends, to the shareholders and registered pledgees entered or recorded in the latest shareholder list as of September 30, 2002, to the extent of 10 yen per share and a total of 587,783,250 yen.
2. SQUARE shall not distribute any cash as interim dividends.

Article 12 (Treatment of Employees)

ENIX shall employ, as its employees, all of the employees of SQUARE existing as of the closing date of the Merger; provided that, the years of service of each employee shall be counted as a total of the years at SQUARE and the years at ENIX. The other respects in the treatment of the employees shall be separately determined through mutual consultation between ENIX and SQUARE.

Article 13 (Names of the Officers to Take Office upon the Merger)

The following persons shall become a director or statutory auditor of ENIX upon the Merger; provided that the date of their assumption of such office shall be the date of the Merger:

(1) Directors:

Yoichi Wada, Hisashi Suzuki, Makoto Naruke

(2) Statutory auditors:

Hiroshi Nakamura, Toshio Maekawa, Tamotsu Iba, Norikazu Yahagi

Article 14 (Retirement Allowance to Directors and Statutory Auditors)

A retirement allowance shall be paid to each director and statutory auditor of ENIX who is to resign on or before the closing date of the Merger and to each director and

statutory auditor of SQUARE (including those becoming an ENIX director or statutory auditor pursuant to Article 13 hereof), through mutual consultation between ENIX and SQUARE, upon approval of their respective Approval Meetings as set forth in Article 5 hereof or their respective general shareholders' meetings separately held.

Article 15 (Amendment to the Merger Terms; Termination of the Merger Agreement)

The merger terms may be amended or this Agreement may be terminated or revised through mutual consultation between ENIX and SQUARE, if, due to a natural disaster or any other event: (a) a material change occurs in the conditions of ENIX's or SQUARE's assets or management, (b) an event occurs that might result in a material obstacle to the implementation of the Merger, (c) it otherwise becomes difficult to achieve the purpose of this Agreement, or (d) the purpose of this Agreement is altered.

Article 16 (Validity of this Agreement)

This Agreement shall lose effect in the event of the failure to obtain the approval of the Approval Meeting of ENIX or SQUARE as set forth in Article 5 hereof, or the approvals, etc., of the relevant authorities that are required by law for the performance of this Agreement.

Article 17 (Matters Not Stipulated in this Agreement)

Any and all matters required with respect to the Merger, other than those stipulated in this Agreement, shall be determined through mutual consultation in good faith between ENIX and SQUARE.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each keep one executed copy of this Agreement.

November 26, 2002

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada

Representative Director & Presiden

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

ENIX CORPORATION

MINUTES
OF
THE FIFTEENTH MEETING OF THE BOARD OF DIRECTORS HELD IN 2002 FISCAL YEAR

At 8:00 a.m. on Tuesday, November 26, 2002, a meeting of the board of directors of ENIX CORPORATION ("ENIX") was held at the conference room of its head office.

Total number of Directors:	7
Number of Directors present:	7
Total number of Statutory Auditors:	4
Number of Statutory Auditors present:	3

A quorum being present, the Director & President, Keiji Honda, took the chair, called the meeting to order and deliberated on the following agenda.

<Matters Resolved>

Agenda Item 1: Approval of the Merger Agreement (Draft) Between ENIX and SQUARE CO., LTD. ("SQUARE")

The chairperson explained in detail the reason for the merger and the terms and conditions in connection with the "Merger Agreement (Draft)" to be entered into by ENIX and SQUARE, a copy of which is attached to as an exhibit these minutes . The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

In addition, it was also approved that this proposed merger would be disclosed to the Tokyo Stock Exchange by a "NOTICE OF MERGER", a copy of which is attached as an exhibit to these minutes.

Agenda Item 2: Convocation of an Extraordinary General Shareholders' Meeting

The chairperson proposed to convene an extraordinary general shareholders' meeting, the particulars of which are mentioned below, for approving the Merger Agreement between ENIX and SQUARE. The chairperson sought the meeting's approval of this agenda and it was unanimously approved and resolved as proposed.

Particulars of Extraordinary General Shareholders' Meeting:

1. Day and Time: Thursday, February 13, 2003, beginning at 1:00 p.m.

2. Place: Conference room on the first basement floor

Century Hyatt Hotel
2-7-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo

3. Purpose of Meeting:

To seek approval of the Merger Agreement between ENIX and SQUARE

Agenda Item 3: Establishment of a Reference Date

The chairperson proposed to establish a reference date, being December 12, 2002, in order to determine those shareholders who shall be entitled to exercise their voting rights at the extraordinary general shareholders' meeting in connection with item 2 of the agenda of this meeting and to further determine, as at the close of business on the said reference date, the shareholders who have been entered or recorded in the shareholder list or the list of beneficial owners of the shares recorded by the name of Japan Securities Depository Center Inc., as being entitled to exercise their voting rights. The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

The chairperson stated that all business had been completed and declared the meeting closed at 8:45 a.m.

Exhibit 3

[English translation of the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE CO., LTD., dated November 26, 2002.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

INTERIM REPORT

SQUARE CO., LTD.
(941174)

INTERIM REPORT

To: The Director General of the Kanto Local Finance Bureau

Filed on November 26, 2002

Corporate Name: Kabushiki Kaisha SQUARE

English Name: SQUARE CO., LTD.

Name and Title of Representative: Yoichi Wada, Representative Director & President

Location of Head Office: 1-8-1, Shimomeguro, Meguro-ku, Tokyo

Telephone Number: 03 (5496) 7111 (Rep.)

Contact: Yosuke Matsuda, Executive Officer

Location of Nearest Contact Place: Same as above

Telephone Number: Same as above

Contact: Same as above

Place at which a Copy of this Interim Report is Available for Public Inspection

Name	Location
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This report in the Japanese language consists of 8 pages including the cover page).

1. Reason for Filing

On November 26, 2002, SQUARE CO., LTD. ("SQUARE") and ENIX CORPORATION ("ENIX") severally resolved to enter into a merger agreement under which they will merge as of April 1, 2003 (the closing date of the merger) into one company. Therefore, SQUARE files this Interim Report pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Item 7-2 of the Cabinet Office Ordinance Concerning the Disclosure of the Contents, etc., of Companies.

2. Contents of Report

(1) Name, address, name of representative, stated capital or amount of capital contribution, and purposes of the other party to the merger

Corporate name:	ENIX CORPORATION
Address:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Representative:	Keiji Honda, Representative Director & President
Stated capital:	6,940 million yen (as of September 30, 2002)
Purposes of the company:	1. Planning, development and sale of software 2. Planning, development and sale of publications, including, without limitation, magazines and books 3. Planning, development and sale of toys, as well as development and training of creators of computer game software

(2) Purposes of merger

In the coming era of great transformation and reform of the entertainment industry, with the rapid innovation and diffusion of computer technology and within the telecommunications environment, business opportunities, areas of business development and markets will continue to increasingly grow and diversify. Here, the most important challenge for corporate entities is how to sustain their growth. The merger at this time of ENIX and SQUARE reflects their resolution to meet this challenge.

"SQUARE ENIX CO., LTD." aims to become a producer of digital contents of the highest quality in the world.

Creating computer games requires creativity, technology, and other capabilities of all kinds regarding digital contents. By combining the two companies, that have created "Dragon Quest" and "Final Fantasy", the world's most famous video game series, not only will our financial base be significantly strengthened, but also the established reputation and development of our creators and contents will be maximized, enabling the merged company and its products to continue to attract customers, users, and the like.

(3) Manner of Merger and Contents of Merger Agreement

(a) Manner of Merger

ENIX will legally be the surviving company and SQUARE will legally be the dissolving company.

(b) Contents of Merger Agreement

The provisions of the merger agreement executed on November 26, 2002 are as follows:

Merger Agreement

This Merger Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE").

Article 1 (Manner of the Merger)

ENIX and SQUARE shall be merged together (the "Merger"). As a matter of legal procedure, ENIX shall survive and SQUARE shall be dissolved.

Article 2 (Amendment to the Articles of Incorporation upon the Merger)

1. Upon the Merger, ENIX shall amend its articles of incorporation as follows (modified parts are underlined); provided, however, that such amendment shall become effective at the time of ending of the Approval Meetings as defined in Article 5 hereof:

Current Articles of Incorporation	Intended Amendment
(Reference Date)	(Reference Date)
Article 10 (Omitted)	Article 10 (As set forth in the current articles of incorporation.)
(2) If necessary, the Company may fix a reference date by way of advance public notice pursuant to a resolution of the board of directors.	(2) Notwithstanding the provisions of the preceding paragraph, the board of directors shall determine, by way of advance public notice, that the shareholders entered or recorded in the shareholder list as of any date that is different from said date shall be entitled to exercise their rights at the annual general shareholders' meeting with respect to the relevant accounting period. (3) If necessary in holding an extraordinary general shareholders' meeting, the Company may fix a reference date by way of an advance public notice pursuant to a resolution of the board of directors.

2. Upon the Merger, ENIX shall amend its articles of incorporation as follows (amended parts are underlined) subject to the condition that the amendment of the articles of incorporation as set forth in the preceding paragraph becomes effective; provided, however, that the amendment under this paragraph shall become effective on the closing date of the Merger:

Current Articles of Incorporation	Intended Amendment
(Trade name)	(Trade name)
Article 1	Article 1
The Company shall be called Kabushiki	The Company shall be called Kabushiki

Kaisha ENIX. In English, the Company shall be indicated as ENIX CORPORATION.	Kaisha SQUARE ENIX. In English, the Company shall be indicated as SQUARE ENIX CO., LTD.
(Purpose) Article 2 The purpose of the Company shall be to engage in the following business categories:	(Purpose) Article 2 The purpose of the Company shall be to engage in the following business categories:
1. planning, development, manufacture, sale, leasing, export and import of computers, computer-related appliances and supplies, communication appliances and computer software;	1. planning, development, manufacture, production, sale, operation, maintenance, leasing, export and import of computers, and computer-related appliances and supplies, communication appliances and computer software, etc.;
2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, clothes, and household electrical appliances;	2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, household products, clothes, and household electrical appliances;
3. manufacture, sale, maintenance, repair and leasing of household products;	(Deleted)
4. printing and publishing;	3. printing and publishing, and planning, production and sale of various types of publications;
5. programmer dispatching;	4. programmer dispatching;
6. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;	5. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;
7. planning and production of various types of entertainment;	6. planning, production and execution of various types of entertainment and events;
8. training of design technicians of computer system programs;	(Deleted)
9. operation of game halls;	7. operation of game halls;
10. production, sale, export and import of processed food products, and Japanese and western confectionery products;	(Deleted)
11. training and instruction in computer-related services, and operation of computer classes;	(Deleted)

12. development, sale, operation and maintenance of software using communication networks, such as the Internet and telephone lines;	8. planning, manufacture, development, sale, operation, maintenance, rental, export and import of software using communication networks, such as the Internet and telephone lines;
13. development, sale, operation and maintenance of content using communication networks, such as the Internet and telephone lines;	9. planning, manufacture, development, sale, operation, maintenance, rental, export and import of content using communication networks, such as the Internet and telephone lines;
14. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;	10. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;
15. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;	11. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;
16. mail-order sale using communication networks, such as the Internet and telephone lines;	12. mail-order sale using communication networks, such as the Internet and telephone lines;
17. distribution and sale of data using communication networks, such as the Internet and telephone lines;	13. distribution and sale of data using communication networks, such as the Internet and telephone lines;
18. systems development consultation using communication networks, such as the Internet and telephone lines;	(Deleted)
(New)	14. advertising using communication networks, such as the Internet and telephone lines;
(New)	15. planning, production and sale of music recordings, visual products, etc.;
(New)	16. acquisition and administration of copyrights, rights to master recordings, trademark rights, design rights and patents;
(New)	17. broadcasting;
(New)	18. supply of various types of information using information communication networks;
(New)	19. advertising agency;

(New)	20. management of show-business talent;
(New)	21. business operation of eating and drinking facilities; and
19. any and all business categories incidental to any of the foregoing items.	22. any and all business categories incidental to any of the foregoing items.
(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 100,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.	(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 300,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.
(Convocation) Article 11 (Omitted)	(Convocation) Article 11 (As set forth in the current articles of incorporation.) (2) Each general shareholders' meeting shall be convened at the location of the head office or within the ward area of Tokyo.
(New)	(Exemption of an Outside Director from Liability) Article 25-2. Pursuant to the provisions of Article 266, paragraph 19 of the Commercial Code, the Company and each outside director may enter into an agreement limiting his/her liability for damages due to his/her act as set forth in paragraph 1, item 5 of the same article. However, the maximum limit of a director's liability under such agreement shall be a pre-determined amount that is equal to or more than 10,000,000 yen or the amount specified by law, whichever is higher.
(New)	(Exemption of a Statutory Auditor from Liability) Article 34-2. Pursuant to the provisions of Article 280, paragraph 1 of the Commercial Code, the Company may exempt a

	statutory auditor (including a former statutory auditor) from his/her liability by way of a resolution of the board of directors, within the limitation provided by law.

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 48,759,420 common shares upon the Merger.
2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.81 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.
3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.81 ENIX common share.

Article 4 (Stated Capital and Reserves to be Increased)

1. The amounts of the stated capital, capital reserve, earned surplus reserve, voluntary reserves and other retained profits that are to be increased by ENIX upon the Merger shall be as follows:
   (1) Stated capital:
   0 yen.
   (2) Capital reserve:
   the amount of the surplus from the Merger minus the amounts defined in items (3) and (4) of this paragraph.
   (3) Earned surplus reserve:
   the amount of SQUARE's earned surplus reserve as of the closing date of the Merger.
   (4) Amount of voluntary reserves and other retained earnings:
   the total of SQUARE's voluntary reserves and other retained earnings as of the closing date of the Merger. However, items and their respective amounts to be reserved shall be determined through mutual consultation between ENIX and SQUARE.
2. If the amount of the surplus from the Merger is not less than the amount in item (4) of the preceding paragraph and is less than the total of the amounts in items (3) and (4) of the preceding paragraph, then the amount in item (3) of the preceding paragraph shall be the amount of the surplus from the Merger minus the amount in item (4) of the preceding paragraph.

3. If the amount of the surplus from the Merger is less than the amount in item (4) of paragraph 1 of this Article, then the amount in item (3) of paragraph 1 of this Article shall be 0 yen, and the amount in item (4) of paragraph 1 of this Article shall be the amount of the surplus from the Merger.

4. The amounts in items (2) through (4) of paragraph 1 of this Article may be amended through mutual consultation between ENIX and SQUARE in light of SQUARE's asset conditions on the day immediately preceding the closing date of the Merger.

Article 5 (Approval Meetings)

ENIX and SQUARE shall convene their respective general shareholders' meetings (each an "Approval Meeting") on February 13, 2003, at which a resolution approving this Agreement and resolutions concerning the other matters necessary for the Merger are to be sought. However, such date may be amended, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 6 (Closing Date of the Merger)

The closing date of the Merger shall be April 1, 2003. However, the closing date may be changed, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 7 (Succession to Company Assets)

SQUARE shall cause ENIX to succeed to all of SQUARE's assets, liabilities, rights and obligations, on the basis of its balance sheet and all other relevant accounts as of September 30, 2002, after any and all additions and subtractions occurring during the period up to the closing date of the Merger.

Article 8 (Preemptive Rights and Share Purchase Warrants Held by Directors and Employees of SQUARE)

As of the closing date of the Merger, ENIX shall succeed to all of the rights and obligations with respect to the agreements granting preemptive rights and the share purchase warrants, between SQUARE and its directors and employees and the share purchase warrants granted to SQUARE's directors and employees. The number of shares and issue price for each preemptive right and share purchase warrant shall be amended to such number and price as adjusted in accordance with the rate set forth in Article 3 hereof. The other terms and conditions of a preemptive right or share purchase warrant shall be as prescribed by the relevant agreement granting preemptive rights or agreement granting share purchase warrants, or the contents of the relevant share purchase warrant.

Article 9 (Cash Payment upon the Merger)

ENIX shall pay to each shareholder and registered pledgee entered in SQUARE's final shareholder list as of the date immediately preceding the closing date of the Merger a cash payment upon the Merger at the rate of 30 yen for each share of SQUARE in lieu of SQUARE's profit dividends for the period from April 1, 2002 to

March 31, 2003, without delay after the ENIX annual general shareholders' meeting to be held in June 2003. However, the rate of such cash payment upon the Merger may be amended through mutual consultation between ENIX and SQUARE in light of the conditions of SQUARE's assets and liabilities as of the date immediately preceding the closing date of the Merger or any changes in economic conditions.

Article 10 (Administration, etc., of Company Assets)

1. During the period from the execution of this Agreement to the closing date of the Merger, ENIX and SQUARE shall manage their respective business and administer and operate their respective assets, with the diligence of a good custodian, and any act that might materially affect their respective assets, rights or obligations shall be subject to mutual consultation and prior agreement between ENIX and SQUARE.
2. Notwithstanding the preceding paragraph, SQUARE may issue share purchase warrants, prior to the closing date of the Merger, to the extent previously approved at its annual general shareholders' meeting.

Article 11 (Amount of Interim Dividends)

1. ENIX may distribute cash, as interim dividends, to the shareholders and registered pledgees entered or recorded in the latest shareholder list as of September 30, 2002, to the extent of 10 yen per share and a total of 587,783,250 yen.
2. SQUARE shall not distribute any cash as interim dividends.

Article 12 (Treatment of Employees)

ENIX shall employ, as its employees, all of the employees of SQUARE existing as of the closing date of the Merger; provided that, the years of service of each employee shall be counted as a total of the years at SQUARE and the years at ENIX. The other respects in the treatment of the employees shall be separately determined through mutual consultation between ENIX and SQUARE.

Article 13 (Names of the Officers to Take Office upon the Merger)

The following persons shall become a director or statutory auditor of ENIX upon the Merger; provided that the date of their assumption of such office shall be the date of the Merger:

(1) Directors:

Yoichi Wada, Hisashi Suzuki, Makoto Naruke

(2) Statutory auditors:

Hiroshi Nakamura, Toshio Maekawa, Tamotsu Iba, Norikazu Yahagi

Article 14 (Retirement Allowance to Directors and Statutory Auditors)

A retirement allowance shall be paid to each director and statutory auditor of ENIX who is to resign on or before the closing date of the Merger and to each director and

statutory auditor of SQUARE (including those becoming an ENIX director or statutory auditor pursuant to Article 13 hereof), through mutual consultation between ENIX and SQUARE, upon approval of their respective Approval Meetings as set forth in Article 5 hereof or their respective general shareholders' meetings separately held.

Article 15 (Amendment to the Merger Terms; Termination of the Merger Agreement)

The merger terms may be amended or this Agreement may be terminated or revised through mutual consultation between ENIX and SQUARE, if, due to a natural disaster or any other event: (a) a material change occurs in the conditions of ENIX's or SQUARE's assets or management, (b) an event occurs that might result in a material obstacle to the implementation of the Merger, (c) it otherwise becomes difficult to achieve the purpose of this Agreement, or (d) the purpose of this Agreement is altered.

Article 16 (Validity of this Agreement)

This Agreement shall lose effect in the event of the failure to obtain the approval of the Approval Meeting of ENIX or SQUARE as set forth in Article 5 hereof, or the approvals, etc., of the relevant authorities that are required by law for the performance of this Agreement.

Article 17 (Matters Not Stipulated in this Agreement)

Any and all matters required with respect to the Merger, other than those stipulated in this Agreement, shall be determined through mutual consultation in good faith between ENIX and SQUARE.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each keep one executed copy of this Agreement.

November 26, 2002

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada

Representative Director & President

Exhibit 4

[English translations of the Amendment to the Interim Report submitted to the Kanto Local Financial Bureau by ENIX CORPORATION, dated January 14, 2003 and January 21, 2003.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

[COVER PAGE]

Filed Document:	Amendment to the Interim Report
Filed with:	The Director General of the Kanto Local Finance Bureau
Filed on:	January 14, 2003
Corporate Name:	Kabushiki Kaisha ENIX
English Name:	ENIX CORPORATION
Name and Title of Representative:	Keiji Honda, Director & President
Location of Head Office:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Tatsuo Tomiyama, Director-General Manager of the Administration Department
Location of Nearest Contact Place:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Tatsuo Tomiyama, Director-General Manager of the Administration Department
Place at which a Copy of this Amendment to the Interim Report is Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabutocho Chuo-ku, Tokyo)

1. Reason for Filing

ENIX CORPORATION ("ENIX") resolved to enter into a merger agreement between SQUARE CO., LTD. ("SQUARE") and ENIX (the "Merger Agreement") at the board of directors' meeting of ENIX held on November 26, 2002. ENIX entered into the Merger Agreement on November 26, 2002, and filed the Interim Report pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Items 2 and 7-2 of the Cabinet Office Ordinance Concerning the Disclosure of the Contents, etc., of Companies. ENIX resolved to enter into an amendment agreement to the Merger Agreement dated November 26, 2002 (the "Amendment Agreement") at the board of directors' meeting of ENIX held on January 14, 2003, and entered into the Amendment Agreement on such date and thus amended the part of the Merger Agreement dated November 26, 2002. Therefore, ENIX files this Amendment to the Interim Report pursuant to Article 7 of the Securities and Exchange Law applied *mutatis mutandis* by Article 24-5, Paragraph 5 of the same law.

2. Contents of Amendment

I. Pursuant to Item 2 (Issuance of New Shares upon Merger)

(2) Number of Shares to be Issued

(Before being amended)

With respect to 60,196,816 shares of SQUARE's common stock and the preemptive rights issued by SQUARE, ENIX will issue new shares of common stock in the total number obtained by multiplying the sum of (a) 60,196,816 and (b) the number of shares issued by the exercise of such stock options for the period from October 1, 2002 to the day immediately preceding the closing date of the merger by 0.81.

(After being amended)

With respect to 60,196,816 shares of SQUARE's common stock and the preemptive rights issued by SQUARE, ENIX will issue new shares of common stock in the total number obtained by multiplying the sum of (a) 60,196,816 and (b) the number of shares issued by the exercise of such stock options for the period from October 1, 2002 to the day immediately preceding the closing date of the merger by 0.85.

(5) Manner of Issuance

(Before being amended)

ENIX shall allot and deliver the shares at the rate of 1 common stock of SQUARE to 0.81 common stock of ENIX.

(After being amended)

ENIX shall allot and deliver the shares at the rate of 1 common stock of SQUARE to 0.85 common stock of ENIX.

II. Pursuant to Item 7-2 (Merger)

(3) Manner of Merger and Contents of Merger Agreement

(ii) Contents of Merger Agreement

(Before being amended)

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 48,759,420 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.81 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.81 ENIX common share.

(After being amended)

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 51,167,293 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.85 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.85 ENIX common share.

Amended parts are underlined.

The provisions of the Amendment Agreement are as follows:

Amendment Agreement

This Amendment Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") and relates to the agreement to the amendment of Article 3 of the Merger Agreement dated November 26, 2002 entered into by and between ENIX and SQUARE (the "Original Agreement").

Article 1 (Shares to be Issued upon the Merger and the Allotment thereof)

Article 3 of the Original Agreement shall be amended as follows:

"1. ENIX shall issue 51,167,293 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.85 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.85 ENIX common share."

Article 2 (Validity of the Provisions of the Original Agreement)

Except for Articles explicitly amended hereunder, each of the Articles of the Original Agreement shall be valid and effective as previously in force.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each retain one executed copy of this Agreement.

January 14, 2003

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada

Representative Director & President

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

ENIX CORPORATION
MINUTES
OF
THE SEVENTEENTH MEETING OF THE BOARD OF DIRECTORS
HELD IN 2002 FISCAL YEAR

At 7:00 a.m. on Tuesday, January 14, 2003, a meeting of the board of directors of ENIX CORPORATION ("ENIX") was held at the conference room of its head office.

Total number of Directors:	7
Number of Directors present:	6
Total number of Statutory Auditors:	4
Number of Statutory Auditors present:	4

(Mr. Tomiyama, Director, left in the middle of the meeting and did not participate in voting.)

A quorum being present, the Director & President, Keiji Honda, took the chair, called the meeting to order and deliberated on the following agenda.

<Matters Resolved>

Agenda Item 1: Approval of the Amendment Agreement to the Merger Agreement Between ENIX and SQUARE CO., LTD. ("SQUARE")

In connection with the "Merger Agreement" that was approved by the board of directors' meeting held on November 26, 2002 and entered into between ENIX and SQUARE on November 26, 2002, the chairperson explained in detail the Amendment Agreement, the particulars of which are mentioned below, and the reason for the revision of the merger ratio. The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

In addition, it was also approved that the Amendment Agreement would be disclosed to the Tokyo Stock Exchange by a "Notice of Amendment to Merger Agreement", a copy of which is attached as an exhibit to these minutes.

Particulars of the Modification Agreement:

Amendment Agreement

This Amendment Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") and relates to the agreement to the amendment of Article 3 of the Merger Agreement dated November 26, 2002 entered into by and between ENIX and SQUARE (the "Original Agreement").

Article 1 (Shares to be Issued upon the Merger and the Allotment thereof)

Article 3 of the Original Agreement shall be amended as follows:

"1. ENIX shall issue 51,167,293 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.85 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.85 ENIX common share."

Article 2 (Validity of the Provisions of the Original Agreement)

Except for Articles explicitly amended hereunder, each of the Articles of the Original Agreement shall be valid and effective as previously in force.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each retain one executed copy of this Agreement.

January 14, 2003

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada

Representative Director & President

Agenda Item 2: Partial Amendment of the Convocation of an Extraordinary General Shareholders' Meeting

Since the amendment agreement was approved in accordance with item 1 of the agenda of this meeting, the chairperson proposed to amend item 1 of the agenda of the extraordinary general shareholders' meeting, the convocation of which was resolved by the board of directors' meeting held on January 9, 2003, and the reference documents for such extraordinary general shareholders' meeting as set forth below. The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

Particulars of Amendment:

1. Agenda Item 1:

   (Before being amended)
   Agenda Item 1: Approval of the Merger Agreement between ENIX and SQUARE

   (After being amended)
   Agenda Item 1: Approval of the Merger Agreement <u>and the Amendment Agreement</u> between ENIX and SQUARE

2. Reference Document:

   The reference document will be amended in connection with the above-mentioned amendment. (The amendments are shown in the document attached as an exhibit to these minutes.)

The chairperson stated that all business had been completed and declared the meeting closed at 8:40 a.m.

In order to confirm the progress and results of the above proceedings, these minutes have been prepared and the Directors present and the Statutory Auditors present have affixed their names and seal impressions.

January 14, 2003

ENIX CORPORATION
Board of Directors

Chairperson	Representative Director & President	Keiji Honda
	Representative Director & Chairman	Yasuhiro Fukushima
	Director	Koji Taguchi
	Director	Yukinobu Chida
	Director	Toshio Maekawa
	Standing Statutory Auditor	Tomohiro Saito

114

Statutory Auditor	Susumu Kono
Statutory Auditor	Keizo Nakajima
Statutory Auditor	Hiroshi Nakamura

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

[COVER PAGE]

Filed Document:	Amendment to the Interim Report
Filed with:	The Director General of the Kanto Local Finance Bureau
Filed on:	January 21, 2003
Corporate Name:	Kabushiki Kaisha ENIX
English Name:	ENIX CORPORATION
Name and Title of Representative:	Keiji Honda, Director & President
Location of Head Office:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Tatsuo Tomiyama, Director-General Manager of the Administration Department
Location of Nearest Contact Place:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Tatsuo Tomiyama, Director-General Manager of the Administration Department
Place at which a Copy of this Amendment to the Interim Report is Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabutocho Chuo-ku, Tokyo)

1. Reason for Filing

ENIX CORPORATION ("ENIX") partially amends the contents of "Minutes of the Board of Directors' meeting" that was attached as an exhibit to the Amendment to the Interim Report filed on January 14, 2003 with respect to the amendment agreement to the merger agreement between ENIX and SQUARE CO., LTD. ("SQUARE").

2. Contents of Amendment

Contents of Amendment of Exhibit

1. Line 4 of the first page in the original Japanese text

(Before being amended)

(Mr. Tomiyama, Director, left in the middle of the meeting and did not participate in voting.)

(After being amended)

(Mr. Yuji Horii, Director, was absent due to personal reasons and, of the Directors present, Mr. Tatsuo Tomiyama, Director, left in the middle of the meeting and did not participate in resolution of the following items of the agenda.)

2. Lines 8 and 9 of the first page in the original Japanese text

(Addition)

Masakazu Iwakura and Daisuke Matsubara, attorneys-at-law of Nishimura and Partners, attended as observers the board of directors' meeting.

3. <Matters Resolved> of the first page in the original Japanese text

(Before being amended)

Agenda Item 1: Approval of the Amendment Agreement to the Merger Agreement Between ENIX and SQUARE Co., Ltd. ("SQUARE")

In connection with the "Merger Agreement" that was approved by the board of directors' meeting held on November 26, 2002 and entered into between ENIX and SQUARE on November 26, 2002, the chairperson explained in detail the Amendment Agreement, the particulars of which are mentioned below, and the reason for the revision of the merger ratio. The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

(After being amended)

Agenda Item 1: Approval of the Amendment Agreement to the Merger Agreement Between ENIX and SQUARE Co., Ltd. ("SQUARE")

The chairperson explained in detail the Amendment Agreement, the particulars of which are mentioned below, to the "Merger Agreement" that was approved by the board of directors' meeting held on November 26, 2002 and entered into between ENIX and SQUARE on November 26, 2002 and the reason for the revision of the merger ratio. The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

4. Third page in the original Japanese text

(Before being amended)

ENIX CORPORATION
Board of Directors

Chairperson	Representative Director & President	Keiji Honda
	Representative Director & Chairman	Yasuhiro Fukushima
	Director	Koji Taguchi
	Director	Yukinobu Chida
	Director	Toshio Maekawa
	Standing Statutory Auditor	Tomohiro Saito
	Statutory Auditor	Susumu Kono
	Statutory Auditor	Keizo Nakajima
	Statutory Auditor	Hiroshi Nakamura

(After being amended)

ENIX CORPORATION
Board of Directors

Chairperson	Representative Director & President	Keiji Honda
	Representative Director & Chairman	Yasuhiro Fukushima
	Director	Koji Taguchi
	Director	Tatsuo Tomiyama
	Director	Yukinobu Chida
	Director	Toshio Maekawa
	Standing Statutory Auditor	Tomohiro Saito
	Statutory Auditor	Susumu Kono
	Statutory Auditor	Keizo Nakajima
	Statutory Auditor	Hiroshi Nakamura

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

ENIX CORPORATION
MINUTES
OF
THE SEVENTEENTH MEETING OF THE BOARD OF DIRECTORS
HELD IN 2002 FISCAL YEAR

At 7:00 a.m. on Tuesday, January 14, 2003, a meeting of the board of directors of ENIX Corporation ("ENIX") was held at the conference room of its head office.

Total number of Directors:	7
Number of Directors present:	6
Total number of Statutory Auditors:	4
Number of Statutory Auditors present:	4

(Mr. Yuji Horii, Director, was absent due to personal reasons and, of the Directors present, Mr. Tomiyama, Director, left in the middle of the meeting and did not participate in resolution of the following items of the agenda.)

A quorum being present, the Director & President, Keiji Honda, took the chair, called the meeting to order and deliberated on the following agenda.

Masakazu Iwakura and Daisuke Matsubara, attorneys-at-law of Nishimura and Partners, attended as observers at the board of directors' meeting.

<Matters Resolved>

Agenda Item 1: Approval of the Amendment Agreement to the Merger Agreement Between ENIX and SQUARE CO., LTD. ("SQUARE")

The chairperson explained in detail the Amendment Agreement, the particulars of which are mentioned below, to the "Merger Agreement" that was approved by the board of directors' meeting held on November 26, 2002 and entered into between ENIX and SQUARE on November 26, 2002 and the reason for the revision of the merger ratio. The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

In addition, it was also approved that the Amendment Agreement would be disclosed to the Tokyo Stock Exchange by a "Notice of Amendment to Merger Agreement", a copy of which is attached an exhibit to these minutes.

Particulars of the Amendment Agreement:

Amendment Agreement

This Amendment Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") and relates to the agreement to the amendment of Article 3 of the Merger Agreement dated November 26, 2002 entered into by and between ENIX and SQUARE (the "Original Agreement").

Article 1 (Shares to be Issued upon the Merger and the Allotment thereof)

Article 3 of the Original Agreement shall be amended as follows:

"1. ENIX shall issue 51,167,293 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.85 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.85 ENIX common share."

Article 2 (Validity of the Provisions of the Original Agreement)

Except for Articles explicitly amended hereunder, each of the Articles of the Original Agreement shall be valid and effective as previously in force.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each retain one executed copy of this Agreement.

January 14, 2003

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada

Representative Director & President

Agenda Item 2: Partial Amendment of the Convocation of an Extraordinary General Shareholders' Meeting

Since the Amendment agreement was approved in accordance with item 1 of the agenda of this meeting, the chairperson proposed to amend item 1 of the agenda of the extraordinary general shareholders' meeting, the convocation of which was resolved by the board of directors' meeting held on January 9, 2003, and the reference documents for such extraordinary general shareholders' meeting as set forth below. The chairperson sought the meeting's approval of this agenda item and it was unanimously approved and resolved as proposed.

Particulars of Amendment:

1. Agenda Item 1:

   (Before being amended)
   Agenda Item 1: Approval of the Merger Agreement between ENIX and SQUARE

   (After being amended)
   Agenda Item 1: Approval of the Merger Agreement <u>and the Amendment Agreement</u> between ENIX and SQUARE

2. Reference Document:

   The reference document will be amended in connection with the above-mentioned amendment. (The amendments are shown in the document attached as an exhibit to these minutes.)

The chairperson stated that all business had been completed and declared the meeting closed at 8:40 a.m.

In order to confirm the progress and results of the above proceedings, these minutes have been prepared and the Directors present and the Statutory Auditors present have affixed their names and seal impressions.

January 14, 2003

ENIX CORPORATION
Board of Directors

Chairperson	Representative Director & President	Keiji Honda
	Representative Director & Chairman	Yasuhiro Fukushima
	Director	Koji Taguchi
	Director	Tatsuo Tomiyama

Director	Yukinobu Chida
Director	Toshio Maekawa
Standing Statutory Auditor	Tomohiro Saito
Statutory Auditor	Susumu Kono
Statutory Auditor	Keizo Nakajima
Statutory Auditor	Hiroshi Nakamura

Exhibit 5

[English translation of the Amendment to the Interim Report submitted to the Kanto Local Financial Bureau by SQUARE CO., LTD., dated January 14, 2003.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

AMENDMENT TO
THE INTERIM REPORT

SQUARE CO., LTD.
(941174)

AMENDMENT TO THE INTERIM REPORT

To: The Director General of the Kanto Local Finance Bureau

Filed on January 14, 2003

Corporate Name: Kabushiki Kaisha SQUARE

English Name: SQUARE CO., LTD. [seal]

Name and Title of Representative: Yoichi Wada
Representative Director & President
[seal]

Location of Head Office: 1-8-1, Shimomeguro, Meguro-ku, Tokyo

Telephone Number: 03 (5496) 7111 (Rep.)

Contact: Yosuke Matsuda, Executive Officer

Location of Nearest Contact Place: Same as above

Telephone Number: Same as above

Contact: Same as above

Place at which a Copy of this Interim Report
is Available for Public Inspection

Name	Location
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(The original report in the Japanese language consists of 2 pages including the cover page).

1. Reason for Filing

SQUARE CO., LTD. ("SQUARE") resolved to enter into a merger agreement between ENIX CORPORATION ("ENIX") and SQUARE (the "Merger Agreement") at the board of directors' meeting of SQUARE held on November 26, 2002. SQUARE entered into the Merger Agreement on November 26, 2002, and filed the Interim Report pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Items 2 and 7-2 of the Cabinet Office Ordinance Concerning the Disclosure of the Contents, etc., of Companies . SQUARE resolved to enter into an amendment agreement to the Merger Agreement dated November 26, 2002 (the "Amendment Agreement") at the board of directors' meeting of SQUARE held on January 14, 2003, and entered into the Amendment Agreement on such date and thus amended the part of the Merger Agreement dated November 26, 2002. Therefore, SQUARE files this Amendment to the Interim Report pursuant to Article 7 of the Securities and Exchange Law applied *mutatis- mutandis* by Article 24-5, Paragraph 5 of the same law.

2. Contents of Amendment

Pursuant to Item 7-2 of the Cabinet Office Ordinance (Merger)

(3) Manner of Merger and Contents of the Merger Agreement

(b) Contents of the Merger Agreement

(Before being amended)

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 48,759,420 common shares upon the Merger.
2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.81 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.
3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.81 ENIX common share.

(After being amended)

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 51,167,293 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.85 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.85 ENIX common share.

Amended parts are underlined.

Exhibit 6

[English translations of the Timely Disclosure Documents, dated November 26, 2002, January 10, 2003 and January 14, 2003, filed with the Tokyo Stock Exchange.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

November 26, 2002

To whom it may concern:

Company Name: ENIX CORPORATION
Representative: Keiji Honda
Representative Director & President
(Code Number: 9684, First Section of the Tokyo Stock Exchange)
Contact: Tatsuo Tomiyama
Director-General Manager of the Administration Department
Tel: 03-5352-6411

Company Name: SQUARE CO., LTD.
Representative: Yoichi Wada
Representative Director & President
(Code Number: 9620, First Section of the Tokyo Stock Exchange)
Contact: Yosuke Matsuda
Chief Financial Officer
Tel: 03-5496-7033

NOTICE OF MERGER

We are pleased to notify you that ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") decided, at their respective board of directors' meetings on November 26, 2002, to merge as of April 1, 2003 (the closing date of the merger) into one company based on the spirit of equality.

The expected name of the new company is "SQUARE ENIX CO., LTD."

1. Purpose of Merger

In the coming era of great transformation and reform of the entertainment industry, with the rapid innovation and diffusion of computer technology and within the telecommunications environment, business opportunities, areas of business development and markets will continue to increasingly grow and diversify. Here, the most important challenge for corporate entities is how to sustain their growth. The merger at this time of ENIX and SQUARE reflects their resolution to meet this challenge.

"SQUARE ENIX CO., LTD." aims to become a producer of digital contents of the highest quality in the world.

Creating computer games requires creativity, technology, and other capabilities of all kinds regarding digital contents. By combining the two companies, that have created "Dragon Quest" and "Final Fantasy", the world's most famous video game series, not only will our financial base be significantly strengthened, but also the established reputation and development of our creators and contents will be maximized, enabling the merged company and its products to continue to attract customers, users, and the like.

2. Outline of Merger

(1) Schedule

Respective board of directors meeting for the approval of the merger agreement	November 26, 2002
Signing of the merger agreement	November 26, 2002
ENIX' and SQUARE's extraordinary general shareholders' meetings for the approval of the merger agreement	February 13, 2003 (as scheduled)
Closing date of the merger	April 1, 2003 (as scheduled)
Registration of the merger	Early April 2003 (as scheduled)

(2) Manner of Merger

For the purposes of the merger procedure, ENIX will be legally the surviving company and SQUARE will be legally the dissolving company.

(3) Merger Ratio

ENIX and SQUARE respectively requested NOMURA SECURITIES CO., LTD. ("NOMURA SECURITIES") for providing the calculation of a merger ratio. The two companies discussed their merger ratio with reference to the result of the NOMURA SECURITIES' valuation and other relevant information, and have agreed upon the following ratio:

Name of Company	ENIX	SQUARE
Merger Ratio	1	0.81

(Note) 1. Share Allotment Ratio

0.81 ENIX share will be allotted to One SQUARE share.

2. Manner and Basis of Third-Party Valuation

NOMURA SECURITIES assessed the values of ENIX and SQUARE, respectively, by using (1) the method of taking average stock prices from the market, (2) the method of comparable peer company analysis, and (3) the DCF (discounted cash flow) method. NOMURA SECURITIES considered the results of the methods adopted as a whole and calculated a merger ratio.

3. Number of New Shares of ENIX to be Issued upon the Merger

With respect to 60,196,816 shares of SQUARE's common stock and the stock options issued by SQUARE, ENIX will issue new shares of common stock in the total number obtained by multiplying 0.81 by the sum of (a) 60,196,816 and (b) the number of shares issued by the exercise of such stock options for the period from October 1, 2002 to the day immediately preceding the closing date of merger.

(4) Cash Payment upon the Merger

Each of the shareholders and registered pledgees entered in the latest shareholders' register of SQUARE as of the day immediately preceding the closing date of merger will receive a cash payment upon the merger, at the rate of thirty yen (¥30) per share of their shareholding, in lieu of SQUARE's annual dividends for the fiscal year ending March 31, 2003. The cash payment upon the merger shall be made without delay after the closure of the Annual General Meeting of Shareholders of ENIX, to be held in June, 2003. However, the rate of the cash payment upon the merger may be revised, through mutual consultation between ENIX and SQUARE, depending on changes in the conditions of the assets and liabilities of SQUARE as well as the general economic conditions as of the day immediately preceding the closing date of merger.

3. Outline of the Merging Companies

As of September 30, 2002

1	Corporate Name	ENIX CORPORATION (surviving company)	SQUARE CO., LTD. (dissolving company)
2	Purpose of the Company	1. Planning, development and sale of software; 2. Planning, development and sale of publications, including, without limitation, magazines and books; and 3. Planning, development and sale of toys , as well as development and training of creators of computer game software.	1. Basic research and development, and sale of game software; and 2. Planning, production and sale of derivative works, as well as management of copyrights.
3	Date of Incorporation	February 1980	July 1966
4	Location of Head Office	4-31-8, Yoyogi, Shibuya-ku, Tokyo	1-8-1, Shimomeguro, Meguro-ku, Tokyo
5	Representative	Keiji Honda Representative Director & President	Yoichi Wada Representative Director & President
6	Stated Capital	6,940 million yen	11,945 million yen
7	Total Number of Issued Shares	58,778,325 shares	60,196,816 shares
8	Shareholders' Equity	47,933 million yen	27,214 million yen
9	Total Assets	50,134 million yen	31,079 million yen
10	Fiscal Year End	March	March
11	Number of Employees	140	891

12	Main Customers	Tohan Co., Ltd. Nippon Shuppan Hanbai Inc. Yugen Kaisha Armor Project Osakaya Co., Ltd. K.K. Chuosha		Sony Computer Entertainment Inc. DigiCube Co., Ltd. Dentsu Inc. Bandai Co., Ltd.
13	Major Shareholders and Respective Ratios of Shareholding in the Companies	1. Yasuhiro Fukushima 40.4% 2. Yugen Kaisha Fukushima Kikaku 16.6% 3. Mitsubishi Trust & Banking Corporation (trust account) 3.2% 4. Michiko Fukushima 2.3% 5. Japan Trustee Services Bank, Ltd. (trust account) 2.1%		1. Masafumi Miyamoto 31.0% 2. Sony Computer Entertainment Inc. 18.6% 3. S-System Inc. 5.8% 4. Sunpia Co., Ltd. 3.3% 5. The Shikoku Bank, Ltd. 2.0%
14	Main Banks	Sumitomo Mitsui Banking Corporation UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd. UFJ Trust Bank Limited		The Shikoku Bank, Ltd. Mizuho Corporate Bank, Ltd. UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Asset Trust & Banking Co., Ltd.
15	Relationship between the Merging Companies	Capital	None	
		Personnel	None	
		Trade	Use of music compositions	

16 Business Results for the Last Three Fiscal Years

(in million yen)

	ENIX (surviving company)			SQUARE (dissolving company)		
Fiscal Year	March 2000	March 2001	March 2002	March 2000	March 2001	March 2002
Sales	18,325	45,265	24,825	72,923	75,538	36,646
Operating Income	3,867	20,333	7,405	4,488	△2,922	5,485
Ordinary Income	3,936	20,475	7,489	3,363	△2,693	4,066
Net Income	2,182	11,248	4,276	1,685	△3,160	△16,554
Net Income per Share (in yen)	87.58	300.21	92.43	51.59	△64.50	△307.81
Dividend per Share (in yen)	30.00	85.00	30.00	22.00	-	-
Shareholder's Equity per Share (in yen)	1,442.44	1,198.91	829.74	992.43	605.48	459.96

* ENIX has prepared the consolidated financial statements since the fiscal year ended in March 2002, therefore, the figures for the previous fiscal years are stated on a non-consolidated basis.

4. Status after Merger

(1) Corporate Name: SQUARE ENIX CO., LTD.

(2) Purpose of the Company: Production and sale of game software and publications, etc.

(3) Location of Head Office: 4-31-8, Yoyogi, Shibuya-ku, Tokyo

(4) Representative: Representative Director & President: Yoichi Wada

(5) Stated Capital: 6,940 million yen (The stated capital is 6,940 million yen as of September 30, 2002. The amount of the stated capital will not increase due to the merger.)

(6) Total Assets: 85,500 million yen
(projected as of March 31, 2003)

(7) Fiscal Year End: March 31

(8) Effect of Merger on Future Business Results

Business Results Forecast after Merger on Non-Consolidated Basis

	March 2004	March 2005
Sales	57,000 million yen	73,000 million yen
Operating Income	16,000 million yen	23,500 million yen
Ordinary Income	16,000 million yen	23,500 million yen
Net Income	11,000 million yen	13,000 million yen
Annual Dividend per Share	30.00 yen	35.00 yen

Business Results Forecast after Merger on Consolidated Basis

	March 2004	March 2005
Sales	61,000 million yen	80,000 million yen
Operating Income	18,500 million yen	27,000 million yen
Ordinary Income	18,500 million yen	27,000 million yen
Net Income	12,000 million yen	15,000 million yen

End of document

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

January 10, 2003

To whom it may concern:

From:

Company Name:	ENIX CORPORATION	Company Name:	SQUARE CO., LTD.
Name of Representative:	Keiji Honda Representative Director & President	Name of Representative:	Yoichi Wada Representative Director & President
(Code No. 9864, TSE 1st Section)		(Code No. 9620, TSE 1st Section)	
Contact:	Tatsuo Tomiyama Director-General Manager of the Administration Department	Contact:	Yosuke Matsuda Chief Financial Officer
	Tel: 03-5352-6411		Tel: 03-5496-7111

Re: Today's Report in Certain Media

It was reported today that Mr. Masafumi Miyamoto, who is a major shareholder of SQUARE CO., LTD., has the objection to the merger ratio that we have announced on November 26, 2002.

Based on this news report, SQUARE and ENIX have decided today to commence discussions on the premise that the merger will be implemented, after confirming the facts covered in the news report with Mr. Masafumi Miyamoto. We will inform you on future actions as soon as they are decided.

End

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

January 14, 2003

To whom it may concern:

From:

Company Name: ENIX CORPORATION
Representative: Keiji Honda
Representative Director & President
(Code Number: 9684, First Section of the Tokyo Stock Exchange)
Contact: Tatsuo Tomiyama
Director-General Manager of the Administration Department
Tel: 03-5352-6411

Company Name: SQUARE CO., LTD.
Representative: Yoichi Wada
Representative Director & President
(Code Number: 9620, First Section of the Tokyo Stock Exchange)
Contact: Yosuke Matsuda
Chief Financial Officer
Tel: 03-5496-7111

Notice of Amendment to Merger Agreement

We are pleased to notify you that ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") decided, at their respective board of directors meetings held on January 14, 2003, to execute an agreement for partial amendment to the Merger Agreement executed as of November 26, 2002.

The merger ratio will be amended as follows:

Before amendment	Name of Company	ENIX	SQUARE
	Merger Ratio	1	0.81

After amendment	Name of Company	ENIX	SQUARE
	Merger Ratio	1	0.85

Reason for Amendment

On January 10, 2003, Mr. Masafumi Miyamoto and his affiliated companies, who are shareholders of SQUARE, expressed their opinion that they desire to have a further review of the merger ratio under the Merger Agreement executed on November 26, 2002. ENIX and SQUARE gravely considered this opinion as a material fact affecting the merger, and conducted an overall review of the merger. As a result, ENIX and SQUARE confirmed the need to implement the merger, and through further negotiation on the merger ratio, have agreed to amend the Merger Agreement as described above. Please note that the merger ratio after amendment is within the range of the proposed merger ratio calculated by Nomura Securities, an independent third-party, which were referred to in executing the Merger Agreement dated November 26, 2002.

End

Exhibit 7

[English translation of the Merger Agreement, dated November 26, 2002, between ENIX CORPORATION and SQUARE CO., LTD.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

Merger Agreement

November 26, 2002

ENIX CORPORATION

SQUARE CO., LTD.

Merger Agreement

This Merger Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE").

Article 1 (Manner of the Merger)

ENIX and SQUARE shall be merged together (the "Merger"). As a matter of legal procedure, ENIX shall survive and SQUARE shall be dissolved.

Article 2 (Amendment to the Articles of Incorporation upon the Merger)

1. Upon the Merger, ENIX shall amend its articles of incorporation as follows (modified parts are underlined); provided, however, that such amendment shall become effective at the time of ending of the Approval Meetings as defined in Article 5 hereof:

Current Articles of Incorporation	Intended Amendment
(Reference Date) Article 10 (Omitted) (2) If necessary, the Company may fix a reference date by way of advance public notice pursuant to a resolution of the board of directors.	(Reference Date) Article 10 (As set forth in the current articles of incorporation.) <u>(2)</u> <u>Notwithstanding the provisions of the preceding paragraph, the board of directors shall determine, by way of advance public notice, that the shareholders entered or recorded in the shareholder list as of any date that is different from said date shall be entitled to exercise their rights at the annual general shareholders' meeting with respect to the relevant accounting period.</u> <u>(3)</u> If necessary <u>in holding an extraordinary general shareholders' meeting</u>, the Company may fix a reference date by way of an advance public notice pursuant to a resolution of the board of directors.

2. Upon the Merger, ENIX shall amend its articles of incorporation as follows (amended parts are underlined) subject to the condition that the amendment of the articles of incorporation as set forth in the preceding paragraph becomes effective; provided, however, that the amendment under this paragraph shall become effective on the closing date of the Merger:

Current Articles of Incorporation	Intended Amendment
(Trade name) Article 1	(Trade name) Article 1

The Company shall be called Kabushiki Kaisha ENIX. In English, the Company shall be indicated as ENIX CORPORATION.	The Company shall be called Kabushiki Kaisha SQUARE ENIX. In English, the Company shall be indicated as SQUARE ENIX CO., LTD.
(Purpose) Article 2 The purpose of the Company shall be to engage in the following business categories:	(Purpose) Article 2 The purpose of the Company shall be to engage in the following business categories:
1. planning, development, manufacture, sale, leasing, export and import of computers, computer-related appliances and supplies, communication appliances and computer software;	1. planning, development, manufacture, production, sale, operation, maintenance, leasing, export and import of computers, and computer-related appliances and supplies, communication appliances and computer software, etc.;
2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, clothes, and household electrical appliances;	2. planning, development, manufacture, sale, leasing, export and import of toys, stationery, clothing accessories, household products, clothes, and household electrical appliances;
3. manufacture, sale, maintenance, repair and leasing of household products;	(Deleted)
4. printing and publishing;	3. printing and publishing, and planning, production and sale of various types of publications;
5. programmer dispatching;	4. programmer dispatching;
6. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;	5. planning, production, sale, rental, export and import of motion pictures, television and radio programs, phonorecords and videos;
7. planning and production of various types of entertainment;	6. planning, production and execution of various types of entertainment and events;
8. training of design technicians of computer system programs;	(Deleted)
9. operation of game halls;	7. operation of game halls;
10. production, sale, export and import of processed food products, and Japanese and western confectionery products;	(Deleted)
11. training and instruction in computer-related services, and	(Deleted)

operation of computer classes;	
12. development, sale, operation and maintenance of software using communication networks, such as the Internet and telephone lines;	8. planning, manufacture, development, sale, operation, maintenance, rental, export and import of software using communication networks, such as the Internet and telephone lines;
13. development, sale, operation and maintenance of content using communication networks, such as the Internet and telephone lines;	9. planning, manufacture, development, sale, operation, maintenance, rental, export and import of content using communication networks, such as the Internet and telephone lines;
14. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;	10. development, sale, operation and maintenance of information supply services and information processing services using communication networks, such as the Internet and telephone lines;
15. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;	11. training and dispatching of technicians for communication networks, such as the Internet and telephone lines;
16. mail-order sale using communication networks, such as the Internet and telephone lines;	12. mail-order sale using communication networks, such as the Internet and telephone lines;
17. distribution and sale of data using communication networks, such as the Internet and telephone lines;	13. distribution and sale of data using communication networks, such as the Internet and telephone lines;
18. systems development consultation using communication networks, such as the Internet and telephone lines;	(Deleted)
(New)	14. advertising using communication networks, such as the Internet and telephone lines;
(New)	15. planning, production and sale of music recordings, visual products, etc.;
(New)	16. acquisition and administration of copyrights, rights to master recordings, trademark rights, design rights and patents;
(New)	17. broadcasting;
(New)	18. supply of various types of information using information communication networks;

(New)	19. advertising agency;
(New)	20. management of show-business talent;
(New)	21. business operation of eating and drinking facilities; and
19. any and all business categories incidental to any of the foregoing items.	22. any and all business categories incidental to any of the foregoing items.
(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 100,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.	(The Number of Shares to be Issued by the Company) Article 5 The total number of shares to be issued by the Company shall be 300,000,000 shares. However, in the case of cancellation of any shares, such total number shall be reduced by the number of the cancelled shares.
(Convocation) Article 11 (Omitted)	(Convocation) Article 11 (As set forth in the current articles of incorporation.) (2) Each general shareholders' meeting shall be convened at the location of the head office or within the ward area of Tokyo.
(New)	(Exemption of an Outside Director from Liability) Article 25-2. Pursuant to the provisions of Article 266, paragraph 19 of the Commercial Code, the Company and each outside director may enter into an agreement limiting his/her liability for damages due to his/her act as set forth in paragraph 1, item 5 of the same article. However, the maximum limit of a director's liability under such agreement shall be a pre-determined amount that is equal to or more than 10,000,000 yen or the amount specified by law, whichever is higher.
(New)	(Exemption of a Statutory Auditor from Liability) Article 34-2. Pursuant to the provisions of Article 280, paragraph 1 of the Commercial

	Code, the Company may exempt a statutory auditor (including a former statutory auditor) from his/her liability by way of a resolution of the board of directors, within the limitation provided by law.

Article 3 (Shares to be Issued upon the Merger and the Allotment thereof)

1. ENIX shall issue 48,759,420 common shares upon the Merger.
2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.81 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.
3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.81 ENIX common share.

Article 4 (Stated Capital and Reserves to be Increased)

1. The amounts of the stated capital, capital reserve, earned surplus reserve, voluntary reserves and other retained profits that are to be increased by ENIX upon the Merger shall be as follows:

    (1) Stated capital:

    0 yen.

    (2) Capital reserve:

    the amount of the surplus from the Merger minus the amounts defined in items (3) and (4) of this paragraph.

    (3) Earned surplus reserve:

    the amount of SQUARE's earned surplus reserve as of the closing date of the Merger.

    (4) Amount of voluntary reserves and other retained earnings:

    the total of SQUARE's voluntary reserves and other retained earnings as of the closing date of the Merger. However, items and their respective amounts to be reserved shall be determined through mutual consultation between ENIX and SQUARE.

2. If the amount of the surplus from the Merger is not less than the amount in item (4) of the preceding paragraph and is less than the total of the amounts in items (3) and (4) of the preceding paragraph, then the amount in item (3) of the preceding paragraph shall be the amount of the surplus from the Merger minus the amount in item (4) of the preceding paragraph.

3. If the amount of the surplus from the Merger is less than the amount in item (4) of paragraph 1 of this Article, then the amount in item (3) of paragraph 1 of this Article shall be 0 yen, and the amount in item (4) of paragraph 1 of this Article shall be the amount of the surplus from the Merger.

4. The amounts in items (2) through (4) of paragraph 1 of this Article may be amended through mutual consultation between ENIX and SQUARE in light of SQUARE's asset conditions on the day immediately preceding the closing date of the Merger.

Article 5 (Approval Meetings)

ENIX and SQUARE shall convene their respective general shareholders' meetings (each an "Approval Meeting") on February 13, 2003, at which a resolution approving this Agreement and resolutions concerning the other matters necessary for the Merger are to be sought. However, such date may be amended, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 6 (Closing Date of the Merger)

The closing date of the Merger shall be April 1, 2003. However, the closing date may be changed, due to any necessity for the merger procedure or other grounds, through mutual consultation between ENIX and SQUARE.

Article 7 (Succession to Company Assets)

SQUARE shall cause ENIX to succeed to all of SQUARE's assets, liabilities, rights and obligations, on the basis of its balance sheet and all other relevant accounts as of September 30, 2002, after any and all additions and subtractions occurring during the period up to the closing date of the Merger.

Article 8 (Preemptive Rights and Share Purchase Warrants Held by Directors and Employees of SQUARE)

As of the closing date of the Merger, ENIX shall succeed to all of the rights and obligations with respect to the agreements granting preemptive rights and the share purchase warrants, between SQUARE and its directors and employees and the share purchase warrants granted to SQUARE's directors and employees. The number of shares and issue price for each preemptive right and share purchase warrant shall be amended to such number and price as adjusted in accordance with the rate set forth in Article 3 hereof. The other terms and conditions of a preemptive right or share purchase warrant shall be as prescribed by the relevant agreement granting preemptive rights or agreement granting share purchase warrants, or the contents of the relevant share purchase warrant.

Article 9 (Cash Payment upon the Merger)

ENIX shall pay to each shareholder and registered pledgee entered in SQUARE's final shareholder list as of the date immediately preceding the closing date of the Merger a cash payment upon the Merger at the rate of 30 yen for each share of SQUARE in lieu of SQUARE's profit dividends for the period from April 1, 2002 to

March 31, 2003, without delay after the ENIX annual general shareholders' meeting to be held in June 2003. However, the rate of such cash payment upon the Merger may be amended through mutual consultation between ENIX and SQUARE in light of the conditions of SQUARE's assets and liabilities as of the date immediately preceding the closing date of the Merger or any changes in economic conditions.

Article 10 (Administration, etc., of Company Assets)

1. During the period from the execution of this Agreement to the closing date of the Merger, ENIX and SQUARE shall manage their respective business and administer and operate their respective assets, with the diligence of a good custodian, and any act that might materially affect their respective assets, rights or obligations shall be subject to mutual consultation and prior agreement between ENIX and SQUARE.
2. Notwithstanding the preceding paragraph, SQUARE may issue share purchase warrants, prior to the closing date of the Merger, to the extent previously approved at its annual general shareholders' meeting.

Article 11 (Amount of Interim Dividends)

1. ENIX may distribute cash, as interim dividends, to the shareholders and registered pledgees entered or recorded in the latest shareholder list as of September 30, 2002, to the extent of 10 yen per share and a total of 587,783,250 yen.
2. SQUARE shall not distribute any cash as interim dividends.

Article 12 (Treatment of Employees)

ENIX shall employ, as its employees, all of the employees of SQUARE existing as of the closing date of the Merger; provided that, the years of service of each employee shall be counted as a total of the years at SQUARE and the years at ENIX. The other respects in the treatment of the employees shall be separately determined through mutual consultation between ENIX and SQUARE.

Article 13 (Names of the Officers to Take Office upon the Merger)

The following persons shall become a director or statutory auditor of ENIX upon the Merger; provided that the date of their assumption of such office shall be the date of the Merger:

(1) Directors:

Yoichi Wada, Hisashi Suzuki, Makoto Naruke

(2) Statutory auditors:

Hiroshi Nakamura, Toshio Maekawa, Tamotsu Iba, Norikazu Yahagi

Article 14 (Retirement Allowance to Directors and Statutory Auditors)

A retirement allowance shall be paid to each director and statutory auditor of ENIX who is to resign on or before the closing date of the Merger and to each director and

statutory auditor of SQUARE (including those becoming an ENIX director or statutory auditor pursuant to Article 13 hereof), through mutual consultation between ENIX and SQUARE, upon approval of their respective Approval Meetings as set forth in Article 5 hereof or their respective general shareholders' meetings separately held.

Article 15 (Amendment to the Merger Terms; Termination of the Merger Agreement)

The merger terms may be amended or this Agreement may be terminated or revised through mutual consultation between ENIX and SQUARE, if, due to a natural disaster or any other event: (a) a material change occurs in the conditions of ENIX's or SQUARE's assets or management, (b) an event occurs that might result in a material obstacle to the implementation of the Merger, (c) it otherwise becomes difficult to achieve the purpose of this Agreement, or (d) the purpose of this Agreement is altered.

Article 16 (Validity of this Agreement)

This Agreement shall lose effect in the event of the failure to obtain the approval of the Approval Meeting of ENIX or SQUARE as set forth in Article 5 hereof, or the approvals, etc., of the relevant authorities that are required by law for the performance of this Agreement.

Article 17 (Matters Not Stipulated in this Agreement)

Any and all matters required with respect to the Merger, other than those stipulated in this Agreement, shall be determined through mutual consultation in good faith between ENIX and SQUARE.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each keep one executed copy of this Agreement.

November 26, 2002

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada

Representative Director & President

Exhibit 8

[English translation of the Amendment Agreement, dated January 14, 2003, between ENIX CORPORATION and SQUARE CO., LTD.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

Amendment Agreement

This Amendment Agreement is made and entered into by and between ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") and relates to the agreement to the amendment of Article 3 of the Merger Agreement dated November 26, 2002 entered into by and between ENIX and SQUARE (the "Original Agreement").

Article 1 (Shares to be Issued upon the Merger and the Allotment thereof)

Article 3 of the Original Agreement shall be amended as follows:

"1. ENIX shall issue 51,167,293 common shares upon the Merger.

2. In addition to the preceding paragraph, with respect to the preemptive rights granted by SQUARE, ENIX shall issue common shares in the number equal to 0.85 of the number of shares of SQUARE to be issued by the exercise of such preemptive rights during the period from October 1, 2002 to the day immediately preceding the closing date of the Merger.

3. ENIX shall allot and deliver the shares issued pursuant to the preceding two paragraphs to the shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. (JASDEC Inc.)) entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of the day immediately preceding the closing date of the Merger, at the rate of 1 SQUARE common share to 0.85 ENIX common share."

Article 2 (Validity of the Provisions of the Original Agreement)

Except for Articles explicitly amended hereunder, each of the Articles of the Original Agreement shall be valid and effective as previously in force.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each retain one executed copy of this Agreement.

January 14, 2003

ENIX:

4-31-8, Yoyogi, Shibuya-ku, Tokyo
ENIX CORPORATION

Yasuhiro Fukushima [seal]

Representative Director & Chairman

SQUARE:

1-8-1, Shimomeguro, Meguro-ku, Tokyo
SQUARE CO., LTD.

Yoichi Wada [seal]

Representative Director & President

Exhibit 9

[English translations of the Share Allocation Explanations, Balance Sheets, and Profit and Loss Statements made available in Japan at the head offices of ENIX CORPORATION and SQUARE CO., LTD. and on the website of the Tokyo Stock Exchange.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

Statement of Reasons for the Determination of the Merger Ratio

ENIX CORPORATION

ENIX CORPORATION ("ENIX") has determined the merger ratio for the merger of ENIX and SQUARE CO., LTD. ("SQUARE") as of April 1, 2003 (the closing date of the merger) (the "Merger"), as follows:

(1) With respect to the Merger, ENIX and SQUARE requested NOMURA SECURITIES CO., LTD. ("Nomura Securities"), which is an independent third party organization, to provide a calculation of a proposed merger ratio for the Merger as basic information to be referenced in the negotiations and consultation between ENIX and SQUARE.

(2) In accordance with such request, Nomura Securities analyzed the values of ENIX and SQUARE, respectively, by using (1) the method of taking average stock prices from the market, (2) the method of comparable peer company analysis, and (3) the DCF (discounted cash flow) method. Nomura Securities considered the results of such analyses as a whole and calculated a proposed merger ratio. On November 22, 2002, Nomura Securities presented such results to ENIX and SQUARE.

(3) Following Nomura Securities' presentation of a proposed merger ratio, ENIX and SQUARE entered into negotiations and consultation to determine the merger ratio and held repeated discussions.

(4) As a result of such negotiations and consultation, ENIX and SQUARE each adopted a resolution at their respective board of directors' meetings on November 26, 2002, to execute a merger agreement under which the Merger would be effected at the merger ratio of ENIX : SQUARE = 1 : 0.81. On the same day, the companies entered into the merger agreement ("the Merger Agreement").

The merger ratio of ENIX : SQUARE = 1 : 0.81 is within the range of the proposed merger ratios made by Nomura Securities.

(5) On January 10, 2003, with respect to the Merger Agreement, the largest shareholder of SQUARE, Mr. Masafumi Miyamoto, and his affiliated companies, expressly opposed the merger ratio set forth in the Merger Agreement. They confirmed that they would vote against the proposal for the approval of the Merger Agreement at the extraordinary general shareholders' meeting of SQUARE. In response, SQUARE requested ENIX for a reconsideration of the merger ratio. Following this, ENIX and SQUARE each carefully reconsidered the merger ratio, and entered into further negotiations with respect to the merger ratio, and as a result, ENIX and SQUARE each adopted a resolution at their respective board of directors' meetings on January 14, 2003, to execute an amendment agreement under which the

merger will be effected at the merger ratio of ENIX : SQUARE = 1 : 0.85. On the same day, the companies entered into the amendment agreement.

The merger ratio of ENIX : SQUARE = 1 : 0.85 after the amendment remains within the range of the abovementioned proposed merger ratios that made by Nomura Securities, as described above.

Moreover, the merger ratio after the amendment is within the range of merger ratios stated in the merger ratio calculation statement of the Daiwa Institute of Research Ltd., which was independently requested by ENIX to provide a calculation of a merger ratio.

End of document

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

Statement Reasons for the Determination of the Merger Ratio

SQUARE CO., LTD. ("SQUARE") has determined the merger ratio for the merger of ENIX CORPORATION ("ENIX") and SQUARE to as of April 1, 2003 (the closing date of the merger) (the "Merger"), as follows:

(1) With respect to the Merger, SQUARE and ENIX requested NOMURA SECURITIES CO., LTD. ("Nomura Securities"), which is an independent third party organization, to provide a calculation of proposed merger ratios for the Merger as basic information to be referenced in the negotiations and consultations between SQUARE and ENIX.

(2) In accordance with such request, Nomura Securities analyzed the values of SQUARE and ENIX, respectively, by using (1) the method of taking average stock prices from the market, (2) the method of comparable peer company analysis, and (3) the DCF (discounted cash flow) method. Nomura Securities considered the results of such analyses as a whole and calculated proposed merger ratios. On November 22, 2002, Nomura Securities presented such results to Square and ENIX.

(3) Following Nomura Securities' presentation of the proposed merger ratios, SQUARE and ENIX entered into negotiations and consultations to determine the merger ratio and held repeated discussions.

(4) As a result of such negotiations and consultations, SQUARE and ENIX entered into a merger agreement to the effect that the Merger would be implemented (the "Merger Agreement"), by a resolution at their respective board of directors' meetings on November 26, 2002. However, following the occurrence of an event set forth under Article 15 of the Merger Agreement, SQUARE and ENIX held mutual consultations pursuant to the provisions of the same article, and as a result, SQUARE and ENIX each adopted a resolution at their respective board of directors' meetings on January 14, 2003, to execute an amendment agreement under which the merger will be effected at the merger ratio of ENIX : SQUARE = 1 : 0.85. On the same day, the companies entered into the amendment agreement.

    The merger ratio of ENIX : SQUARE = 1 : 0.85 is within the range of the proposed merger ratios that made by Nomura Securities, and SQUARE has obtained an opinion letter from Goldman Sachs (Japan) Ltd. to the effect that the merger ratio is fair from a financial standpoint, which was independently requested by SQUARE to provide a calculation of merger ratios. (Note)

(Note) The opinion of Goldman Sachs (Japan) Ltd. was expressed for the purpose of providing information to the board of directors of SQUARE and not to provide a recommendation to the shareholders of SQUARE on how to exercise the voting rights with respect to the Merger. In addition, the opinion of Goldman Sachs (Japan) Ltd. was issued, based on the assumption that the information disclosed to Goldman Sachs (Japan) Ltd was correct and complete.

End of document

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

ENIX CORPORATION

BALANCE SHEET as of September 30, 2002

(In Millions of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		(Liabilities)	
Current Assets	(40,931)	Current Liabilities	(1,958)
Cash and bank deposits	37,581	Accounts payable-trade	1,067
Notes receivable	0	Accounts payable-other	271
Accounts receivable-trade	2,814	Accrued corporate, and enterprise taxes	73
Merchandise	43		
Finished goods	263	Consumption tax payable	0
Work-in-process	55	Accrued expenses	7
Supplies	12	Advance received	6
Advance payments	0	Deposit received	237
Deferred tax assets-current	105	Reserve for bonuses	117
Other current assets	61	Reserve for sales returns	177
Reserve for bad debts	△8		
		Non-current Liabilities	(241)
Fixed Assets	(9,202)	Reserve for retirement benefits to employees	108
1.Tangible assets	(5,218)		
Buildings	1,254	Reserve for retirement benefits to directors and statutory auditors	133
Structures	5		
Vessel	0		
Tools, furniture and	566	Total Liabilities	2,200
Land	3,392	(Shareholders' Equity)	
2.Intangible assets	(62)	Common Stock	6,940
Software	59	Additional paid-in capital	9,383
Utility right	3	Legal reserve	885
3.Investments and other	(3,921)	Retained earnings	
Investment securities	2,905	General reserve	29,522
Investment in subsidiaries	706	Unappropriated retained Earnings	1,235
Long-term prepaid	124		
Guarantee deposits	52	(of which net income)	(265)
Deferred tax assets -non-current	133	Unrealized gains on other securities	29
		Treasury stock, at cost	△62
		Total Shareholders' Equity	47,933

Total Assets	50,134	Total Liabilities and Shareholders' Equity	50,134

(Note) Amounts less than one million yen are rounded down.

ENIX CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
From April 1, 2002
To September 30, 2002

(In millions of Yen)

Accounts	Amount	
(Ordinary Profit and Loss)		
Operating income and expenses:		
Net sales		6,703
Cost of sales		4,434
Gross profit on sales		2,269
Reversal of reserve for sales return, net		147
Gross profit		2,416
Selling, general and administrative expenses		1,925
Operating income		491
Other income and expenses:		
Other income:		
Interest income	0	
Dividend income	5	
Gain on sales of investment securities	0	
Gain on sale of patent right	31	
Rental income	11	
Miscellaneous income	4	53
Other expenses:		
Foreign exchange loss	8	8
Ordinary profit		536
(Extraordinary Profit and Loss)		
Extraordinary profit:		
Reversal of reserve for bad debts	0	0
Extraordinary loss:		
Loss on write down of investment securities	62	
Loss on disposal of property	12	74
Income before taxes		462
Corporate, inhabitant and enterprise taxes	13	
Deferred income tax	184	197
Net income		265
Retained earnings, beginning of year		969
Unappropriated retained earnings		1,235

(Note) Amounts less than one million yen are rounded down.

NOTES TO THE FINANCIAL STATEMENTS

1. Significant Accounting Policies

(1) Securities

Held-to-maturity debt securities	At amortized cost, determined by the straight-line method.
Subsidiaries and affiliates	At cost, determined by the moving average method.
Other securities	
Marketable other securities	Market price method based on the market value at the balance sheet date, with unrealized gains and losses recorded in a separate component of shareholders' equity. The cost of marketable other securities sold is computed based on moving average method.
Non- marketable other securities	Cost, determined by the moving average method.

(2) Inventories

Merchandise, Finished goods and Work-in-process	At cost, determined by the monthly average method.
Supplies	At cost, determined by the last purchase invoice price method.

(3) Depreciation and amortization method for fixed assets

Tangible assets	Declining-balance method.
Intangible assets	Software for the in-house use, straight-line method based on usable period (five years).
Long-term prepaid expenses	Straight-line method.

(4) Reserve

Reserve for bad debts	The reserve for general accounts receivable is calculated at historical percentage of write-offs to provide against losses on bad debts. The reserve for specific account

	receivable is calculated at an estimated amount of probable bad debt.
Reserve for bonuses	The reserve for bonuses is calculated at estimated prorated amounts to be paid.
Reserve for sales returns	The reserve for sales returns is provided in an amount equivalent to gross margin of expected sales returns. The amount of the reserve is determined based on the prior years' experience.
Reserve for retirement benefits to employees	The reserve for retirement benefits to employees is provided at an amount equal to the present value of the projected benefit obligation less fair value of the plan assets at the balance sheet date.
Reserve for retirement benefits to directors and statutory auditors	The reserve for retirement benefits to directors and statutory auditors is provided in accordance with the Company's policy.

(5) Accounting for Leases

Finance lease agreements other than those of which the ownership is transferred to lessees are accounted for as operating leases.

(6) Accounting for Consumption taxes

Consumption taxes are excluded from the related transaction amounts and accounted for separately.

2. Notes to Balance Sheet (in millions, except per share amounts)

(1) Short-term receivables from subsidiaries ¥7

(2) Accumulated depreciation of tangible fixed assets ¥1,806

(3) Principal assets and liabilities denominated in foreign currency:

Accounts receivable-trade	(T$ 15,331 thousand)	¥54
	(Renminbi 209 thousand)	3
Investment securities	(US$ 2,000 thousand)	260
	(T$ 20,000 thousand)	76
Investment in subsidiaries	(US$ 2,000 thousand)	207
	(Rupee 5,950 thousand)	16

(4) In addition to the tangible assets and the intangible assets presented

in the balance sheet, the Company has tangible assets such as computers and intangible assets such as software under certain lease contracts.

(5) Subscription rights

Subscription rights approved by the general meeting held on June 22, 2001.

Type of stock	Common stock with par value
Balance	458 million yen
Issue price per share	2,478 yen

Subscription rights approved by the general meeting held on June 21, 2002.

Type of stock	Common stock with par value
Balance	711 million yen
Issue price per share	2,313 yen

(6) Contingent liability relating to guarantees

Guarantee: ENIX AMERICA INC.
Bank loan 46 million yen (US$ 379 thousand)

(7) Earnings per share ¥4.52

(8) As a result of revaluation of investment securities, "Unrealized gains on other securities" amounted to ¥29 million. Such amount is restricted from distribution of profit by Japanese Commercial Code article 290 clause 1-6.

3. Notes to Statement of Income and Retained Earnings (in millions)

(1) Transactions with subsidiaries

Net sales	¥21
Purchases	¥12

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

ENIX CORPORATION

BALANCE SHEET as of March 31, 2002

(In Millions of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		(Liabilities)	
Current Assets	(46,420)	Current Liabilities	(4,650)
Cash and bank deposits	41,105	Accounts payable-trade	1,171
Notes receivable	0	Accounts payable-other	249
Accounts receivable-trade	4,524	Accrued corporate,	
Merchandise	62	and enterprise taxes	2,467
Finished goods	311	Consumption tax payable	59
Work-in-process	48	Accrued expenses	14
Supplies	8	Advance received	2
Advance payments	7	Deposit received	252
Deferred tax assets-current	316	Reserve for bonuses	107
Other current assets	43	Reserve for sales returns	324
Reserve for bad debts	△8		
		Non-current Liabilities	(227)
Fixed Assets	(7,022)	Reserve for retirement	
1.Tangible assets	(5,274)	benefits to employees	98
Buildings	1,297	Reserve for retirement	
Structures	5	benefits to directors	
Vessel	0	and statutory auditors	129
Tools, furniture and	578	Total Liabilities	4,878
Land	3,392	(Shareholders' Equity)	
2.Intangible assets	(35)	Common Stock	6,940
Software	32	Additional paid-in capital	9,383
Utility right	3	Legal reserve	885
3.Investments and other	(1,712)	Retained earnings	
Investment securities	907	General reserve	25,322
Investment in subsidiaries	550	Unappropriated retained	
Long-term prepaid	77	Earnings	6,061
Guarantee deposits	55	(of which net income)	(4,377)
Deferred tax assets		Unrealized gains on	
-non-current	120	other securities	10
		Treasury stock, at cost	△37
		Total Shareholders'	48,565

Total Assets	53,443	Total Liabilities and Shareholders' Equity	53,443

(Note) Amounts less than one million yen are rounded down.

ENIX CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
From April 1, 2001
To March 31, 2002

(In millions of Yen)

Accounts	Amount	
(Ordinary Profit and Loss)		
Operating income and expenses:		
Net sales		23,069
Cost of sales		12,013
Gross profit on sales		11,056
Reversal of reserve for sales return, net		229
Gross profit		11,286
Selling, general and administrative expenses		3,936
Operating income		7,350
Other income and expenses:		
Other income:		
Interest and dividend income	52	
Foreign exchange gain	9	
Insurance premium received	30	
Rental income	23	
Miscellaneous income	19	135
Other expenses:		
Loss on sales of investment securities	0	
Stock issuance cost	18	19
Ordinary profit		7,466
(Extraordinary Profit and Loss)		
Extraordinary profit:		
Reversal of reserve for bad debts	22	22
Extraordinary loss:		
Loss on disposal of property	36	
Loss on liquidation of a subsidiary	10	46
Income before taxes		7,442
Corporate, inhabitant and enterprise taxes	2,407	
Deferred income tax	658	3,065
Net income		4,377
Retained earnings, beginning of year		2,271
Interim dividend		587
Unappropriated retained earnings		6,061

(Note) Amounts less than one million yen are rounded down.

NOTES TO THE FINANCIAL STATEMENTS

1. Significant Accounting Policies

(1) Securities

Subsidiaries and affiliates	At cost, determined by the moving average method.
Other securities	
Marketable other securities	Market price method based on the market value at balance sheet date, with unrealized gains and losses recorded in a separate component of shareholders' equity. The cost of marketable other securities sold is computed based on moving average method.
Non- marketable other securities	Cost, determined by the moving average method.

(2) Inventories

Merchandise, Finished goods and Work-in-process	At cost, determined by the monthly average method.
Supplies	At cost, determined by the last purchase invoice price method.

(3)Depreciation and amortization method for fixed assets

Tangible assets	Declining-balance method.
Intangible assets	Software for the in-house use, straight-line method based on usable period (five years).
Long-term prepaid expenses	Straight-line method.

(4) Stock issuance cost

Stock issuance cost is accounted for as operating expenses when paid.

(5) Reserve

Reserve for bad debts	The reserve for general accounts receivable is calculated at historical percentage of write-offs to provide against losses on bad debts.

164

	The reserve for specific account receivable is calculated at an estimated amount of probable bad debt.
Reserve for bonuses	The reserve for bonuses is calculated at estimated prorated amounts to be paid.
Reserve for sales returns	The reserve for sales returns is provided in an amount equivalent to gross margin of expected sales returns. The amount of the reserve is determined based on the prior years' experience.
Reserve for retirement benefits to employees	The reserve for retirement benefits to employees is provided at an amount equal to the present value of the projected benefit obligation less fair value of the plan assets at year-end.
Reserve for retirement benefits to directors and statutory auditors	The reserve for retirement benefits to directors and statutory auditors is provided in accordance with the Company's policy.

(6) Accounting for Leases

Finance lease agreements other than those of which the ownership is transferred to lessees are accounted for as operating leases.

(7) Accounting for Consumption taxes

Consumption taxes are excluded from the related transaction amounts and accounted for separately.

NOTES TO THE FINANCIAL STATEMENTS

2. Notes to Balance Sheet (in millions, except per share amounts)

(1) Short-term receivables from subsidiaries ¥10

(2) Accumulated depreciation of tangible assets ¥1,707

(3) Principal assets and liabilities denominated in foreign currency:

Accounts receivable-trade	(US$ 55 thousand)	¥7
	(Renminbi 532 thousand)	8
	(Won 40,000 thousand)	4
	(T$ 10,214 thousand)	38
Investment securities	(US$ 1,000 thousand)	134
	(T$ 20,000 thousand)	76
Investment in subsidiaries	(US$ 2,000 thousand)	207
	(Rupee 5,950 thousand)	16

(4) In addition to the tangible assets and the intangible assets presented in the balance sheet, the Company has tangible assets such as computers and intangible assets such as software under certain lease contracts.

(5) Subscription rights

Subscription rights approved by the general meeting held on June 23, 2000.

Type of stock Common stock with par value
Balance 440 million yen
Issue price per share 2,555 yen

Subscription rights approved by the general meeting held on June 22, 2001.

Type of stock Common stock with par value
Balance 458 million yen
Issue price per share 2,478 yen

(6) Contingent liability relating to guarantees
Guarantee: Enix America Inc.
Bank loan 96 million yen (US$ 720 thousand)

(7) Earnings per share ¥94.61

(8) As a result of revaluation of investment securities, "Unrealized gains on other securities" decreased by ¥158 million to ¥10 million and net asset decreased by ¥158 million. "Unrealized gains on other securities" of ¥10 million is restricted from distribution of profit by Japanese Commercial Code article 290 clause 1-6.

(Additional Information)
Effective from the year ended March 31, 2002, treasury stocks should be charged

against Shareholders' Equity under the revised Japanese Commercial Code financial statement regulations. Previously, treasury stocks were shown under the section of "Current Assets".

3. Notes to Statement of Income and Retained Earnings (in millions)

(1) Transactions with subsidiaries

Net sales	¥225
Purchases	¥26
Non-operating transactions	¥34

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

SQUARE CO., LTD.
Interim Non-consolidated Balance Sheet
(As of September 30, 2002)
(Thousands of Yen)

ASSETS:		**LIABILITIES:**	
Current assets	**¥19,381,070**	**Current liabilities**	**¥3,447,255**
Cash and cash equivalents	12,636,269	Accounts payable - trade	278,533
Accounts receivable – trade	2,382,999	Current portion of long-term debt	22,320
Finished products	31,320	Accounts payable - other	1,223,581
Merchandise	28,762	Accrued income taxes	4,235
Content development costs	2,815,723	Accrued expenses	416,198
Raw materials and supplies	76,886	Advances received	459,885
Prepaid expenses	459,199	Customers' deposits	41,371
Accounts receivable – other	804,855		
Consumption tax paid	91,530	Accrued bonuses	309,636
Others	56,663	Allowance for sales return	686,774
Allowance for doubtful accounts	(3,140)	Others	4,717
Fixed assets	**11,698,893**	**Long-term liabilities**	**418,081**
Tangible fixed assets	**4,109,610**	Long-term debt, less current	
Buildings and leasehold		portion	29,560
improvements	630,662	Long-term customers' deposits	18,521
Furniture and equipment	3,057,513	Liability for employees'	
Land	421,433	retirement benefits	239,185
Intangible fixed assets	**1,088,406**	Retirement allowance for directors	111,000
Software	753,449	Deferred tax liabilities	19,813
Trademarks	48,641	**Total liabilities**	**3,865,336**
Telephone rights	6,314	**SHAREHOLDERS' EQUITY:**	
Other	280,000	**Common stock**	**11,945,000**
Investments and other assets	**6,500,876**	Common stock	11,945,000
Investment securities	1,048,775	**Additional paid-in**	
		capital	**14,847,554**
Investments in subsidiaries	3,376,915	Additional paid-in capital	2,986,250
Long-term loans receivable	7,013	Other	11,861,304

168

Investments in partnership	311,218	**Retained earnings**	**399,311**
Lease security deposits	701,844	Retained	
Claim in bankruptcy	2,683,825	Earnings	399,311
Other	384,160	**Unrealized gain on available-**	
Allowance for doubtful accounts	(2,012,876)	**for-sale securities**	**28,161**
		Unrealized gain on available- for-sale securities	28,161
		Treasury stock	**(5,398)**
		Treasury stock	(5,398)
		Total shareholders' equity	**27,214,628**
TOTAL	**31,079,964**	**TOTAL**	**31,079,964**

Notes: Japanese yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data.

SQUARE CO., LTD.
Interim Non-consolidated Income Statement
(For six months period ended September 30, 2002)
(Thousands of Yen)

Net sales	**¥8,648,341**
Costs and expenses	**7,477,980**
Cost of sales	2,302,783
Reversal of allowance for sales return	842,881
Provision for allowance for sales return	686,774
Selling, general and administrative expenses	5,331,303
Operating income	1,170,360
Non-operating income	**63,963**
Interest income	6,835
Dividend	736
Income from lease	2,101
Other	54,289
Non-operating expenses	**133,746**
Interest expense	13,709
Loss on disposal of inventories	30,750
Foreign exchange loss	47,649
Other	41,636
Ordinary income	**1,100,577**
Extraordinary gains	**647,857**
Gain on sale of fixed assets	8
Gain on sale of investment securities	228,345
Gain on recovery of unused reserve for termination of foreign operation	419,503
Extraordinary losses	**1,623,676**
Loss on sale of fixed assets	54,318
Loss on disposal of fixed assets	28,090
Write-down of investment securities	575,374
Provision for allowance for doubtful accounts	965,893
Income before income taxes and equity in losses of venture capital funds	**124,758**
Equity in losses of venture capital funds	(43,224)
Income before income taxes	**81,533**
Current income taxes	4,505
Deferred income taxes	(103,004)
Net income	**180,032**
Subsidiary's unappropriated retained earnings acquired by merger	219,278
Unappropriated retained earnings	**399,311**

Notes: Japanese Yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data.

Notes to interim non-consolidated financial statements

Summary of significant accounting policy

1.Investment securities

Investment securities are classified as available-for-sale securities, which are not classified as either of (1) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, or (2) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities and investments in subsidiaries are stated at cost determined by the average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

2.Inventories

Finished products and merchandise are stated at lower of cost or market based on the moving-average method.

Content development costs are stated at cost.
Supplies are stated at cost based on the moving-average method.

3.Fixed Assets

Tangible fixed assets are stated at cost, and depreciation is computed by the declining balance method. Their estimated useful lives range principally from 3 to 18 years for buildings and leasehold improvements, and from 3 to 20 years for furniture and equipment.
Computer software used for internal purpose is recorded at cost, less accumulated amortization and amortized by the straight-line method over 5 years, the estimated useful life of the software. Trademarks and goodwill are amortized by the straight-line method over 10 years and 5 years, respectively.

4.Material reserves

Allowance for doubtful accounts

The allowance for doubtful accounts balance is considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Accrued bonuses

Accrued bonuses to be paid to employees are provided based on the estimated amount of the payment at the balance sheet date.

Liability for employees' retirement benefits

The liability for employees' retirement benefits is accounted for based on the projected benefit obligations and plan assets at the balance sheet date.

Retirement allowance for directors

Retirement allowance for directors is recorded to state the liability at the amount that would be required if all directors retired at the balance sheet date, as per the Company's internal regulations. The allowance is stipulated in Article 287, Section 2 of the Commercial Code.

Allowance for sales return
Allowance for sales return is calculated based on potential losses for sales return of each game software, with due consideration for the possibility of sales return.

5.Consumption tax
The consumption tax imposed on revenue from customers for the Company's service is withheld by the Company at the time of receipt and subsequently paid to the national government. The consumption tax withheld upon recognition of revenue and the consumption tax paid by the Company on the purchase of products, merchandise and services from vendors are not included in the related accounts in the accompanying interim non-consolidated income statement. The consumption tax paid is generally offset against the balance of consumption tax withheld.

Additional Information
Effective April 1st, 2002, the Company adopted a new accounting for treasury stock and transfer of statutory reserve (Accounting Standard for Business Enterprises No. 1). The Company believes that this adoption has no significant impact on the Company's income statement for six months period ended September 30, 2002.

Notes to balance sheet

1. Related party transaction

	(Thousands of yen)
Due from subsidiaries	¥1,049,855
Due to subsidiaries	92,223

2.Accumulated depreciation of tangible fixed assets	¥5,050,679	thousand

3.Major assets and liabilities denominated in foreign currencies

	(Thousands of yen)	
Cash and cash equivalents	¥796,097	(U.S.$ 6,450 thousand, etc.)
Account receivable - trade	2,207,596	(U.S.$ 17,759 thousand, Euro 243 thousand)
Investments in subsidiaries	2,963,460	(U.S.$ 19,100 thousand, £ 3,000 thousand)

4.Guarantees
The Company and Digicube (an affiliate of the Company) are jointly liable for the entire future obligation of Digicube that may arise from the trading of Digicube with Seven Eleven Japan. As of September 30, 2002, there is no definitive obligation that is due to Seven Eleven Japan.

5.Employees' retirement benefits
Summary of Employees' retirement benefit plan

Adopted the unfunded retirement benefit plan, as per the Company's internal regulations.

Liability for employees' retirement benefits:
Projected benefit obligation ¥239,185 thousand
The components of net periodic retirement benefit costs:
Service cost ¥111,424 thousand

6.Stock option program (according to Article 280, Section 19 of the Commercial Code – prior to April 1, 2002)

Approved by shareholders at the general shareholders meeting held on June 18, 2000

Type of shares	Common stock
Amounts at balance sheet date	¥3,414,747 thousand
Exercise price	¥7,910 per share

Approved by shareholders at the general shareholders meeting held on June 23, 2001

Type of shares	Common stock
Amounts at balance sheet date	¥1,494,520 thousand
Exercise price	¥2,915 per share

7.Net income per share (interim)	¥2.99

Notes to income statement

Transactions with subsidiaries

(Thousands of yen)

Sales	¥1,274,476
Purchases	12
Research and development costs and selling, general and administrative expenses	327,315
Non-operating transactions	34

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

SQUARE CO., LTD.
Non-consolidated Balance Sheet
(As of March 31, 2002)
(Thousands of Yen)

ASSETS:		**LIABILITIES:**	
Current assets	**¥19,358,433**	**Current liabilities**	**¥5,556,511**
Cash and cash equivalents	12,285,659	Account payable - trade	851,349
Account receivable - trade	3,812,981	Current portion of long-term debt	22,320
Marketable Securities	562,976	Account payable - other	1,845,248
Finish products	16,893	Accrued income taxes	204,187
Merchandise	23,725	Consumption tax withheld	372,280
Content development costs	865,592	Prepaid expenses	673,031
Raw materials and supplies	39,672	Advances received	368,951
Prepaid expenses	308,769	Customers' deposits	77,297
Income tax receivable	1,042,602		
Other	406,124	Accrued bonuses	290,812
Allowance for doubtful accounts	(6,563)	Allowance for sales return	842,881
Fixed assets	**13,141,845**	Other	8,149
Tangible fixed assets	**4,413,881**	**Long-term liabilities**	299,955
Buildings and leasehold improvements	672,427	Long-term debt, less current portion	40,720
Furniture and equipment	1,863,879	Long-term customers' deposits	29,564
Land	421,433	Liability for employees'	
Construction in progress	1,456,140	retirement benefits	137,171
Intangible fixed assets	**864,612**	Retirement allowance for directors	92,500
Software	387,032	**Total liabilities**	**5,856,467**
Trademarks	51,837	**SHAREHOLDERS' EQUITY:**	
Telephone rights	6,132	**Common stock**	**11,945,000**
Software development in progress	419,609	Common stock	11,945,000
Investments and other assets	**7,863,351**	**Statutory reserve**	**18,326,139**
Investment securities	1,336,926	Additional paid-in capital	17,201,889
Investments in subsidiaries	3,386,915	Legal reserve	1,124,250
Long-term loans receivable	7,516	**Accumulated deficit**	**3,478,584**

Long-term prepaid expenses	2,149	Accumulated deficit	3,478,584
Investments in partnership	416,112	(Net loss from the current year's operations)	(17,958,130)
Lease security deposits	3,372,274	**Unrealized gain on available-**	
Other	384,668	**for-sale securities**	**(146,400)**
Allowance for doubtful accounts	(1,043,210)	Unrealized gain on available-	
		for-sale securities	(146,400)
		Treasury stock	**(2,341)**
		Treasury stock	(2,341)
		Total shareholders' equity	**26,643,812**
TOTAL	**32,500,279**	**TOTAL**	**32,500,279**

Notes: Japanese yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data..

SQUARE CO., LTD.
Non-consolidated Statement of Operations
(For the year ended March 31, 2002)
(Thousands of Yen)

Net sales	**¥27,293,233**
Costs and expenses	**22,813,556**
Cost of sales	6,111,845
Reversal of allowance for sales return	1,045,030
Provision for allowance for sales return	842,881
Selling, general and administrative expenses	16,903,868
Operating income	**4,479,667**
Non-operating income	**239,917**
Interest income	25,009
Dividend	1,485
Income from lease	68,738
Foreign exchange gain	91,065
Other	53,617
Non-operating expenses	**771,204**
Interest expense	114,181
Loss on disposal of inventories	86,895
Impairment of content development costs	422,030
Cost of income from lease	64,780
Stock issuance cost	79,701
Other	3,614
Ordinary income	**3,948,380**
Extraordinary gains	**534,210**
Gain on sale of fixed assets	879
Gain on sale of investment securities	533,331
Extraordinary losses	**19,358,419**
Provision for retirement allowance for directors – prior years' portion	78,000
Loss on sale of fixed assets	27,376
Loss on disposal of fixed assets	298,571
Loss from write-off of content development costs	632,051
Provision for retirement allowance for directors	200,000
Loss from termination of pension plan	29,388
Loss from settlement relating to trademark	136,277
Write-down of investment securities	118,105
Loss on sale of investment securities	23,920
Write-down of investments in subsidiaries	1,662,610

Loss from support of the subsidiary's operations	809,496
Impairment of movie production cost	14,303,041
Provision for allowance for doubtful accounts	1,039,580
Loss before income taxes and equity in earnings of venture capital funds	**14,875,828**
Equity in earnings of venture capital funds	(807,366)
Loss before income taxes	**14,068,461**
Current income taxes	134,302
Deferred income taxes	3,755,365
Net loss	17,958,130
Unappropriated retained earnings at the beginning of year	14,479,545
Accumulated deficit	**3,478,584**

Notes: Japanese yen figures less than a thousand yen are rounded down to the nearest thousand yen, except for per share data..

Notes to non-consolidated financial statements

Summary of significant accounting policy

1.Investment securities

Investment securities are classified as available-for-sale securities, which are not classified as either of (1) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, or (2) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities and investments in subsidiaries are stated at cost determined by the average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

2.Inventories

Finished products and merchandise are stated at lower of cost or market based on the moving-average method.

Content development costs are stated at cost.
Supplies are stated at cost based on the moving-average method.

Accounting change

Effective April 1, 2001, the Company changed its method of accounting for content development costs from expensing as research and development costs when incurred, to capitalizing at cost, in order to reflect periodic income and expenses more appropriately. This accounting change is applied to development started on or after April 1, 2001. As a result, operating income, ordinary income and loss before income taxes have been increased by ¥1,919,674 thousand and ¥1,497,643 thousand and decreased by ¥865,592 thousand, respectively, as compared with the amounts that would have been recognized had the previous method been applied on a consistent basis.

3.Fixed assets

Tangible fixed assets are stated at cost, and depreciation is computed by the declining balance method over their estimated useful lives according to the Corporate Income Tax Law.
Computer software used for internal purpose is recorded at cost, less accumulated amortization and amortized by the straight method over 5 years, the estimated useful life of software. Other intangible fixed assets are carried at cost less accumulated amortization, which is calculated by using the straight-line method over 10 years.

"Software development in progress" on the balance sheet represents the cost of development of administration system for Play Online.

4.Deferred assets

Stock issuance cost is charged to income as incurred.

5.Material reserves

Allowance for doubtful accounts

The allowance for doubtful accounts balance is considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Accrued bonuses

Accrued bonuses to be paid to employees are provided based on the estimated amount of the payment at the balance sheet date.

Liability for employees' retirement benefits

The liability for employees' retirement benefits is accounted for based on the projected benefit obligations and plan assets at the balance sheet date. The translation obligation of ¥308,283 thousand for the Company, determined as of April 1, 2000, was amortized over 5 years and charged to income.
At March 31, 2002, the Company terminated a contributory funded pension plan and canceled a pension plan trust contract. The cancellation fee and unamortized transitional obligation with the aggregated amount of ¥29,388 thousand were charged to income and presented as extraordinary expenses in the non-consolidated statement of operations. Consequently, the balance of unamortized transitional obligation as of March 31, 2002 was zero.

Retirement allowance for directors

Retirement allowance for directors is recorded to state the liability at the amount that would be required if all directors retired at the balance sheet date, as per the Company's internal regulations. The allowance is stipulated in Article 287, Section 2 of the Commercial Code.

Accounting change

Prior to April 1, 2001, no provision was recorded for retirement benefits to be paid to the directors. Effective April 1, 2001, however, the Company changed its method of accounting for such retirement benefits to an accrual basis to reflect periodic income and expenses more appropriately due to the reformation of the regulation on officers' retirement.
The effect of this change was to decrease both operating income and ordinary income for the year ended March 31, 2002 by ¥14,500 thousand and to increase loss before income taxes by ¥92,500 thousand, which included provision for retirement allowance for directors for the fiscal year 2002 of ¥14,500 thousand and a cumulative effect of ¥78 million at March 31, 2001. These provision for the fiscal year 2002 and cumulative effect were included in selling, general and administrative expenses and extraordinary losses in the 2002 consolidated statement of operations.

Allowance for sales return

Allowance for sales return is calculated based on potential losses for sales return of each game software, with due consideration for the possibility of sales return.

6.Reserch and development costs

Research and development costs are charged to income as incurred, according to the statement of accounting standards "Accounting for software development costs" promulgated by Accounting standards board on March 13rd, 1998, while such costs incurred before April 1, 1999 were recorded as deferred charges and have been charged to research and development costs when software production is completed.

Accounting change
See "2.Inventories"

7.Consumption tax

The consumption tax imposed on revenue from customers for the Company's service is withheld by the Company at the time of receipt and subsequently paid to the national government. The consumption tax withheld upon recognition of revenue and the consumption tax paid by the Company on the purchase of products, merchandise and services from vendors are not included in the related accounts in the accompanying interim non-consolidated income statement. The consumption tax paid is generally offset against the balance of consumption tax withheld.

Additional Information

Effective April 1st, 2002, treasury stock, which had been treated as current asset, is credited to the account of shareholders' equity, according to the amendment of statutory regulation with respect to the presentation of Kabushiki Kaisha's balance sheet, profit and loss statement, report of operation, and their supplementary schedules.

Notes to balance sheet

1. Related party transactions

	(Thousands of yen)
Due from subsidiaries	¥343,740
Due to subsidiaries	265,426

2.Accumulated depreciation of tangible fixed assets ¥4,884,151 thousand

3.Major assets and liabilities denominated in foreign currencies

	(Thousands of yen)	
Cash and cash equivalents	¥1,419,014	(U.S.$ 10,590 thousand, Euro 71,579 thousand)
Account receivable - trade	513,950	(U.S.$ 3,250 thousand, Euro 697 thousand)
Investments in subsidiaries	2,963,460	(U.S.$ 19,100 thousand, £ 3,000 thousand)

4.Employees' retirement benefits

Summary of employees' retirement benefit plan

Adopted the unfunded retirement benefit plan, as per the Company's internal regulations. A tax qualified pension plan which was held by SQUARE CO., LTD. with the unfunded retirement benefit plan was terminated at March 31, 2002.

The liability for employees' retirement benefits:
(Thousands of yen)

Projected benefit obligation	¥137,171
Liability for employees' retirement benefits	¥137,171

The components of net periodic retirement benefit costs:
(Thousands of yen)

Service cost	¥224,268
Amortization of transitional obligation	(61,656)
Loss from termination of pension plan	29,388
Net periodic retirement benefit costs	191,999

5. Stock option program (according to Article 280, Section 19 of the Commercial Code – prior to April 1, 2002)

Approved by shareholders at the general shareholders meeting held on June 18, 2000

Type of shares	Common stock
Amounts at balance sheet date	¥3,619,616 thousand
Exercise price	¥7,910 per share

Approved by shareholders at the general shareholders meeting held on June 23, 2001

Type of shares	Common stock
Amounts at balance sheet date	¥1,572,934 thousand
Exercise price	¥2,915 per share

6.Net loss per share ¥333.90

Income taxes

The tax effects of significant temporary difference that resulted in deferred tax assets and liabilities at March 31, 2002 are as follows:
(Thousands of yen)

Deferred tax assets	
Current assets	
Inventories	¥953,817
Allowance for sales return	409,774
Loss from support of the subsidiary's operations	334,321
Bonuses	367,603
Others (Note 2)	9,031
Less valuation allowance (Note 1)	(2,074,549)
Sub-total	-
Non-current	
Depreciation	2,890,097
Research and development costs	275,984
Liability for employees' retirement benefits	56,651
Retirement allowance for directors	38,202
Investment securities	225,647
Investments in subsidiaries	686,657
Allowance for doubtful accounts	430,831
Unrealized loss on available- for-sale securities	103,004
Tax loss carryforward	3,062,141
Others	187,917
Less valuation allowance (Note 1)	(7,957,136)
Sub-total	-
Total	-

Notes: 1. The Company does not recognize deferred tax assets, because the Company cannot establish the reasonable basis that deferred tax assets will be recovered within the foreseeable future. The Company has conservative view on its future profitability to recover the reversal of deductible temporary differences. This is attributable to the fact that the Company incurred significant amount of loss currently.

2. Deferred tax liabilities of ¥3,551 thousand were included.

3. The Company omitted the presentation of the reconciliation between the normal effective tax rates and the actual effective tax rates reflected in the accompanying non-consolidated statement of operations for the year ended March 31, 2002, because loss before income taxes was recorded for the fiscal year 2002.

Notes to statement of operations

Transactions with subsidiaries

(Thousands of yen)

Sales	¥3,555,150
Purchases	27
Research and development costs and selling , general and administrative expenses	2,037,530
Non-operating transactions	82,257